As filed with the Securities and Exchange Commission on September 8, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

United PanAm Financial Corp.

(Exact name of registrant as specified in its charter)

California	94-3211687
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3990 Westerly Place, Suite 200, Newport Beach, California 92660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ray C. Thousand

United PanAm Financial Corp.

3990 Westerly Place, Suite 200

Newport Beach, California 92660

Telephone: (949) 224-1917

Fax: (949) 224-1910

(Name, address, including zip code, and telephone number, including area code, of agents for service)

Copies to:

John Grosvenor, Esq. Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, California 92626 Telephone: (714) 371-2500 Fax: (714) 371-2595	Thomas J. Poletti, Esq. Kirkpatrick & Lockhart Nicholson Graham LLP 10100 Santa Monica Boulevard, 7th Floor Los Angeles, California 90067 Telephone: (310) 552-5000 Fax: (310) 552-5001	Keith Holmes, Esq. King, Holmes, Paterno & Berliner, LLP 1900 Avenue of the Stars, Suite 2500 Los Angeles, California 90067 Telephone: (310) 282-8932 Fax: (310) 282-8903

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, no par value per share	4,312,500 shares	$28.045	$120,944,063	$14,236

(1)	Includes 562,500 shares which are subject to the underwriters’ over-allotment option. Pursuant to Rule 416 of the Securities Act, also includes such additional number of shares of the Registrant’s common stock that may become issuable as a result of any stock splits, stock dividends or similar events.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the Registrant’s common stock on September 7, 2005, as reported on the Nasdaq National Market.

United PanAm Financial Corp. hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until it shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We have filed a registration statement with the Securities and Exchange Commission relating to the common stock. The common stock may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus is not an offer to sell the common stock, and neither we nor the selling shareholder are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated September 8, 2005

PROSPECTUS

3,750,000 Shares

Common Stock

(Represents 22.0% of our common stock outstanding)

We are a specialty finance company engaged in non-prime automobile finance, which includes the purchase, warehousing, securitization and servicing of automobile installment sales contracts originated by independent and franchised dealers of used automobiles. We provide financing to borrowers who typically have limited or impaired credit histories that restrict their ability to obtain loans through traditional sources.

All of the shares of common stock offered hereby are being sold by a selling shareholder, Pan American Financial, L.P., a Delaware limited partnership which is in the process of dissolving and liquidating. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

The selling shareholder is one of our principal shareholders. The general partner of the selling shareholder is controlled by Guillermo Bron, who is Chairman of our Board of Directors. Mr. Bron beneficially owned 61.8% of our common stock as of August 20, 2005. None of the shares to be received by Mr. Bron from the dissolution and liquidation of the selling shareholder will be sold in this offering. The shares offered hereby are ultimately owned by 27 out of the 35 limited partners of the selling shareholder, one of which is a trust related to Luis Maizel, one of our directors. Of the shares being offered hereunder, up to 51,015 shares are ultimately owned by the trust related to Mr. Maizel.

As a group, our executive officers and directors beneficially owned 67.9% of our common stock as of August 20, 2005, and will beneficially own 48.4% if all shares offered hereby are sold.

Our common stock is traded on the Nasdaq National Market under the symbol “UPFC.” On September 7, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $28.25 per share.

Investing in the common stock involves a high degree of risk.

See Risk Factors beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling shareholder	$	$

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional 562,500 shares of common stock to cover over-allotments, if any, at the public offering price per share, less discounts and commissions.

The underwriters expect that the shares of our common stock will be ready for delivery to purchasers on or about                         .

JMP Securities	Jefferies & Company, Inc.

The date of this prospectus is                     , 2005

You should rely only upon the information contained in, or incorporated into, this prospectus. We have not authorized any other person to provide you with different information. We have supplied all information contained or incorporated by reference relating to our Company. The selling shareholder has supplied all information contained in the document relating to the selling shareholder. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholder are making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this document is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary provides a brief overview of certain information found in greater detail elsewhere in this prospectus. It does not contain all the information that may be important to you in making a decision to purchase our common stock. We urge you to read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in our common stock. For more complete information, you should carefully read this prospectus and the documents referred to in “Where You Can Find More Information” and “Documents Incorporated by Reference.” Unless we indicate otherwise, all information in this prospectus (i) gives effect to the merger of BVG West Corp., a Delaware corporation (“BVG”), with and into UPFC Sub I, Inc., a Delaware corporation and our wholly-owned subsidiary (the “Merger”), and the contribution by the former stockholders of BVG to Pan American Financial, L.P. of certain shares of our common stock received by them pursuant to the Merger, as more fully described in “Certain Transactions,” and (ii) assumes the underwriters will not exercise their over-allotment option. Unless otherwise indicated, all references to “we,” “us” and similar terms shall mean United PanAm Financial Corp. and its subsidiaries.

Our Company

We are a specialty finance company engaged in non-prime automobile finance, which includes the purchase, warehousing, securitization and servicing of automobile installment sales contracts originated by independent and franchised dealers of used automobiles. We conduct our automobile finance business through our wholly-owned subsidiary United Auto Credit Corporation, or UACC, which we established in February 1996.

We provide financing to borrowers who typically have limited or impaired credit histories that restrict their ability to obtain loans through traditional sources. Financing arms of automobile manufacturers generally do not make these loans to non-prime borrowers, nor do many other traditional automotive lenders. Non-prime borrowers generally pay higher interest rates and loan fees than do prime borrowers. For the six months ended June 30, 2005 and the year ended December 31, 2004, the weighted average yield on our automobile contracts was 28.4% and 27.4%, respectively.

We operate a national network of branches that are generally located in proximity to dealers and borrowers. The branch manager of each branch is responsible for underwriting and purchasing automobile contracts and providing focused servicing and collections. The branch network is closely managed and supervised by our regional managers and divisional vice presidents. We believe our branch network operations enable branch managers to develop strong relationships with our primary customers, the automobile dealers. Through our branches, we provide a high level of service to the dealers by providing consistent credit decisions, typically same-day funding and frequent management contact. We believe that the branch network and close management supervision also enhance our risk management and collection functions.

Our net income was $13.3 million, or $0.72 per diluted share, for the six months ended June 30, 2005, and $23.7 million, or $1.31 per diluted share, for the year ended December 31, 2004. As of June 30, 2005, we had $1,083.0 million in total assets, comprised principally of $616.2 million of automobile contracts and $418.4 million of securities available for sale. As of December 31, 2004, we had $1,414.9 million in total assets, comprised principally of $524.2 million of automobile contracts and $788.1 million of securities available for sale. During the six months ended June 30, 2005 and the year ended December 31, 2004, we purchased $240.1 million and $346.3 million, respectively, of automobile contracts. Our automobile contract portfolio grew to $616.2 million at June 30, 2005, from $524.2 million at December 31, 2004, $397.4 million at December 31, 2003 and $282.5 million at December 31, 2002, representing a compounded annual growth rate of 37%. At June 30, 2005, we had a total of 97 branches in 29 states, compared to 87 branches at December 31, 2004, 70 branches at December 31, 2003 and 54 branches at December 31, 2002.

Our Business Strategy

We employ the following strategies to create value for our shareholders:

Pursue Controlled Geographical Expansion and Portfolio Growth.    We intend to expand our automobile finance business by opening additional branch offices in new and existing geographic areas. We currently operate in 29 states. We opened 10 new branches in 2005 as of June 30, 2005, and intend to open an additional 10 branches during the second half of 2005. We expect to open a similar number of branches each year for the foreseeable future. Another significant growth driver is our portfolio growth at the individual branch level. Typically, branches reach a mature level of outstanding loans three to four years after opening and, on average, reach approximately 38% of that level after one year and approximately 73% of that level after two years. As a result, branches typically reach their profitability break-even by the end of year one, then continue to increase their profitability in years two and three and generally reach their full profitability three to four years after opening. We believe this maturing effect creates substantial growth potential in our current branch network. As of June 30, 2005, 51 of our 97 branches were less than three years old, with 16 branches between two and three years old, 16 branches between one and two years old and 19 branches less than one year old.

Develop Exceptional Management.    To ensure successful branch network expansion, we focus on hiring and developing local, experienced branch-level management. Before joining us, our branch managers average more than 12 years of experience in the auto finance industry, primarily with captive finance companies, including GMAC, Ford Motor Credit, Toyota Credit and Chrysler Credit. We provide extensive management training at our corporate headquarters at the time of hire and several times each year thereafter to ensure consistency of credit decisions and operations. We grant stock options to all branch managers upon hiring, outline a clear career path for all employees and reward success with advancement within the organization, which we believe has enabled us to attract, retain and promote experienced personnel. All of our current regional managers and divisional vice presidents have been promoted from within.

Maintain Consistent Underwriting and Strong Risk Management Controls.    Each of our branch managers is responsible for day-to-day operations, subject to centralized risk management controls. All automobile contracts are underwritten and serviced at the local branch level to place specific accountability for credit decisions and collections on branch management. This is coupled with close supervision of underwriting and credit at each branch by our regional managers and divisional vice presidents, as well as by senior management at our corporate headquarters. Because of our stringent underwriting guidelines, the performance of which is reviewed frequently in an effort to reduce the severity and frequency of our charge-offs, we generally purchase only one contract for every ten automobile loan applications we review. In order to promote credit quality above asset growth, we compensate our branch managers primarily based on credit quality, audit performance, profitability and qualitative merits, with only 17% of bonus pay tied to automobile contract purchase volume.

Provide Superior Customer Service.    Our main customers are the automobile dealers from which we purchase our automobile contracts. To enhance our profitability, we strive to compete primarily on the level of service that we provide, instead of by making concessions on pricing or credit quality. Because of their close proximity to the local dealer base, our branches are able to provide superior service to these dealers. Customer service is centered around frequent management contact, clear underwriting parameters, consistent credit decisions, quick approval and typically same-day funding.

Use of Warehouse Facilities and Securitizations for Funding.    We use a warehouse line of credit and periodic securitizations to fund our business. We currently have a warehouse line of credit in the amount of $250 million with Deutsche Bank, and we closed our first securitization in September 2004 for $420 million and our second securitization in April 2005 for $195 million. We plan to price a new securitization approximately every six months. We believe that our securitization funding strategy allows us to mitigate interest rate risk and lock in a fixed interest rate spread, since the interest received on automobile contracts and interest paid for securitization notes payable are both fixed rate arrangements. We feel this method of funding provides us with a reliable source of funding at reasonable market rates.

Discontinued Operations

Historically, we provided retail banking services through our former wholly-owned subsidiary, Pan American Bank, FSB, a federally chartered savings association, or the Bank, and operated an insurance premium finance business. However, because of the increasing regulatory requirements associated with financing our non-prime automobile finance business mainly with insured deposits, we caused the Bank to exit its federal thrift charter and dissolve effective February 11, 2005 and shifted the funding source of our automobile finance business to the public capital markets through securitizations and warehouse facilities. In connection with the dissolution of the Bank, and in order to concentrate our efforts on our automobile finance business, we also elected to discontinue our insurance premium finance business in September 2004.

Restatements of Consolidated Financial Statements

During 2004 and the first quarter of 2005, we decided to restate our consolidated financial statements for the three and six months ended June 30, 2004 and 2003, three months ended March 31, 2004 and 2003, three and nine months ended September 30, 2003 and each of the years ended December 31, 2003, 2002 and 2001 to correct certain accounting entries. For a further discussion of this restatement, see “Note 2. Restatements of Consolidated Financial Statements” to our Notes to Consolidated Financial Statements included in this prospectus.

Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In connection with management’s assessment of the effectiveness of our system of internal control over financial reporting as of December 31, 2004, our management concluded that we had material weaknesses in internal controls over financial reporting attributable to insufficient resources in financial reporting and accounting departments and a lack of formalized procedures and controls over accounting and financial reporting. Management has and continues to implement remediation measures pursuant to a formal remediation plan approved by our Audit Committee and Board of Directors. We expect the completion of remediation measures to occur by September 30, 2005. For a further discussion of these material weaknesses and the Company’s remediation plan, see “Management’s Report on Internal Control Over Financial Reporting” and “Our Company—Controls and Procedures.”

Offering by a Selling Shareholder

All of the shares of common stock being offered hereby are being sold by a selling shareholder, Pan American Financial, L.P., a Delaware limited partnership, which we refer to as the selling shareholder. The selling shareholder was formed in November 1993 and is now in the process of being dissolved and liquidated. The term of the selling shareholder was originally set to expire on December 31, 2003, but has been extended until December 31, 2008 for the purpose of facilitating an orderly liquidation process. We entered into a registration rights agreement with the selling shareholder, which was subsequently amended and restated, in order to provide for the orderly distribution of a significant portion of our common stock held by the selling shareholder as part of its dissolution and liquidation. For more information, see “Selling Shareholder— Registration Rights Agreement.” Other than up to 45,269 shares of our common stock which the selling shareholder expects to distribute to one of its limited partners on December 31, 2005, all of the shares of our common stock owned by the selling shareholder which are not sold in this offering will be subject to transfer restrictions under a lock-up agreement and pursuant to the terms of the second amended and restated registration rights agreement. The shares offered hereby are ultimately owned by 27 out of the 35 limited partners of the selling shareholder, one of which is a trust related to Luis Maizel, one of our directors. For more information, see “—The Offering.”

General Information

Our principal executive offices are located at 3990 Westerly Place, Suite 200, Newport Beach, California 92660, and our telephone number is (949) 224-1917. Our website is www.upfc.com. None of the information on or hyperlinked from our website is incorporated by reference into this prospectus.

The Offering

Common stock offered by the selling shareholder	3,750,000 shares(1)

Common stock outstanding	17,080,144 shares(2)

Use of proceeds	The selling shareholder will receive all proceeds from this offering. We will not receive any proceeds.

Nasdaq National Market symbol	UPFC

(1)	Excludes a 30-day option granted to the underwriters by the selling shareholder to purchase up to 562,500 additional shares of common stock to cover over-allotments, if any.
(2)	Based on shares outstanding as of August 20, 2005. This share information does not include (a) 4,564,996 shares of common stock issuable upon the exercise of stock options outstanding as of August 20, 2005 at a weighted average exercise price of $9.80 per share or (b) 619,010 additional shares reserved for future grants or issuances under our stock option plan.

The Selling Shareholder

The selling shareholder, Pan American Financial, L.P., is one of our principal shareholders. PAFGP, LLC, a California limited liability company, or PAFGP, is the general partner of the selling shareholder and is controlled by Guillermo Bron, the Chairman of our Board of Directors. The selling shareholder was formed in 1993 and is in the process of being dissolved and liquidated. We entered into a registration rights agreement, as subsequently amended and restated, with the selling shareholder to provide registration rights during the period of its dissolution and liquidation. Subject to restrictions under the second amended and restated registration rights agreement, the selling shareholder may make distributions to its partners, or sales to third parties, of shares of our common stock during the period of dissolution and liquidation. For more information, see “Selling Shareholder—Registration Rights Agreement.” Other than up to 45,269 shares of our common stock which the selling shareholder expects to distribute to one of its limited partners on December 31, 2005, the shares of our common stock held by the selling shareholder that are not sold in this offering are subject to a lock-up agreement that prohibits the transfer of such shares until 120 days after the date of this prospectus. For more information, see “Underwriting.”

The following chart shows our ownership structure as of August 20, 2005 with respect to the ownership interest of our common stock held by the selling shareholder, PAFGP, Mr. Bron, and Luis Maizel, one of our directors, who is participating in this offering indirectly through a trust related to Mr. Maizel, which trust is a limited partner of the selling shareholder.

For information regarding the beneficial ownership of our common stock for the selling shareholder, Mr. Bron, PAFGP and Mr. Maizel as of August 20, 2005 and as adjusted to reflect the sale of the common stock in this offering by the selling shareholder, see “Principal Shareholders.”

Summary Consolidated Financial Data

The following table presents our summary consolidated financial data and operating data as of and for the dates indicated, which have been derived from our audited and unaudited consolidated financial statements.

You should read the summary consolidated financial data together with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and notes thereto that are included in this prospectus beginning on page F-1.

	As of and For the Six Months Ended June 30,		As of and For the Year Ended December 31,
	2005	2004	2004	2003	2002
	(In thousands, except per share data)
Statement of Operations Data
Interest income	$81,561	$63,596	$137,229	$97,794	$67,005
Interest expense	16,790	12,288	26,869	21,317	16,302

Net interest income	64,771	51,308	110,360	76,477	50,703
Provision for loan losses	12,558	10,205	25,516	17,771	12,783

Net interest income after provision for loan losses	52,213	41,103	84,844	58,706	37,920
Non-interest income	2,446	1,560	3,057	2,100	1,384
Non-interest expense
Compensation and benefits	19,289	15,469	33,004	26,538	20,474
Other expense	12,307	9,703	21,897	14,676	12,577

Total non-interest expense	31,596	25,172	54,901	41,214	33,051

Income from continuing operations before income taxes	23,063	17,491	33,000	19,592	6,253
Income taxes	9,400	7,058	13,078	7,924	2,388

Income from continuing operations	13,663	10,433	19,922	11,668	3,865
Income (loss) from discontinued operations, net of tax(1)	(333)	828	3,783	2,183	2,551
Cumulative effect of change in accounting principle	—	—	—	—	106

Net income	$13,330	$11,261	$23,705	$13,851	$6,522

Earnings (loss) per share—basic:
Continuing operations	$0.82	$0.65	$1.23	$0.73	$0.25
Discontinued operations(1)	(0.02)	0.05	0.23	0.14	0.16
Cumulative effect of change in accounting principle	—	—	—	—	0.01

Net income	$0.80	$0.70	$1.46	$0.87	$0.42
Weighted average basic shares outstanding	16,668	16,135	16,209	15,914	15,630

Earnings (loss) per share—diluted:
Continuing operations	$0.74	$0.58	$1.10	$0.67	$0.23
Discontinued operations(1)	(0.02)	0.05	0.21	0.12	0.15
Cumulative effect of change in accounting principle	—	—	—	—	0.01

Net income	$0.72	$0.63	$1.31	$0.79	$0.39
Weighted average diluted shares outstanding	18,528	18,008	18,069	17,566	16,902

	As of and For the Six Months Ended June 30, 2005	As of and For the Year Ended December 31,
		2004	2003	2002
	(Dollars in thousands)
Balance Sheet Data
Total assets	$1,082,998	$1,414,907	$1,663,439	$943,433
Loans, net(2)	585,908	499,343	382,485	282,598
Securities available for sale	418,419	788,090	1,202,444	603,268
Allowance for loan losses	(26,374)	(25,593)	(24,982)	(27,586)
Interest receivable	7,389	6,901	5,893	6,398
Deposits(1)	—	71,916	498,389	468,458
Notes payable and repurchase agreements	407,904	745,295	1,052,205	384,624
Securitization notes payable	425,872	352,564	—	—
Warehouse line of credit	90,664	101,776	—	—
Junior subordinated debentures	10,310	10,310	10,000	—
Shareholders’ equity	141,968	124,253	96,050	81,806

Operating Data
Return on average assets from continuing operations	2.43%	1.25%	0.87%	0.49%
Return on average equity from continuing operations	20.60%	17.94%	12.43%	4.88%
Net interest margin	12.21%	7.36%	6.12%	7.03%
Shareholders’ equity to assets	13.11%	8.78%	5.77%	8.67%

Automobile Finance Data
Contracts purchased	$240,068	$346,284	$265,429	$184,399
Contracts outstanding at period end(3)	$616,176	$524,170	$397,417	$282,518
Average discount on contracts purchased	6.42%	6.47%	6.81%	7.06%
Average yield on automobile contracts, net(4)	28.40%	27.59%	25.26%	23.38%
Unearned discount (% of net contracts)(4)	4.91%	4.74%	3.76%	—
Nonaccrual loans, net	$6,445	$7,169	$5,713	$4,734
Nonaccrual loans to total loans	1.04%	1.36%	1.40%	1.61%
Allowance for loan losses (% of net contracts less unearned discount)(4)	4.50%	5.13%	6.53%	9.76%
Total delinquencies over 30 days (% of net contracts)	0.52%	0.72%	0.75%	0.73%
Net annual charge-offs (% of average net contracts)	4.56%	5.42%	5.65%	6.33%
Number of branches	97	87	70	54

(1)	Commencing in September 2004, we discontinued our banking operations and our insurance premium operations.
(2)	Net of unearned discounts and unearned finance charges.
(3)	Net of unearned finance charges.
(4)	Commencing on January 1, 2003, we began to allocate purchase price entirely to automobile contracts and unearned discount at the time of purchase. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses.”

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and the information incorporated by reference before deciding to invest in our common stock. Our business, operating results and financial condition could be adversely affected by any of the following specific risks. The trading price of our common stock could decline due to any of these risks and other industry risks, and you could lose all or part of your investment. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations and your investment in our common stock.

Risks Related to Factors Outside Our Control

Adverse economic conditions could adversely affect our business.

Our business is affected directly by changes in general economic conditions, including changes in employment rates, prevailing interest rates and real wages. During periods of economic slowdown or recession, we may experience a decrease in demand for our financial products and services, an increase in our servicing costs, a decline in collateral values or an increase in delinquencies and defaults. A decline in collateral values and an increase in delinquencies and defaults increase the probability and severity of losses. Any sustained period of increased delinquencies, defaults or losses would materially and adversely affect our financial condition, results of operations and business prospects.

Fluctuations in interest rates could adversely affect our margin spread and the profitability of our lending activities.

Our results of operations depend to a large extent upon our net interest income, which is the difference between interest received by us on the automobile contracts acquired and the interest payable under our credit facilities and further to the asset-backed securitization notes payable issued in our securitizations.

Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions, which are beyond our control. Several factors affect our ability to manage interest rate risk, such as the fact that automobile contracts are purchased at fixed interest rates, while amounts borrowed under our warehouse facilities bear interest at variable rates that are subject to frequent adjustment to reflect prevailing rates for short-term borrowings. In addition, the interest rates charged on the automobile contracts purchased from dealers are limited by statutory maximums, restricting our opportunity to pass on increased interest costs.

Also, the interest rate demanded by investors in securitizations is a function of prevailing market rates for comparable transactions and the general interest rate environment. Because the contracts purchased by us have fixed rates, we bear the risk of spreads narrowing because of interest rate increases during the period from the date the contracts are purchased until the pricing of our securitizations of such contracts.

Decreases in wholesale auction proceeds could adversely impact our recovery rates.

We generally sell repossessed automobiles at wholesale auction markets located throughout the United States. Auction proceeds from the sale of repossessed vehicles and other recoveries usually do not cover the net outstanding balance of the automobile contracts, and the resulting deficiencies are charged off. Decreased auction proceeds resulting from the depressed prices at which used automobiles may be sold during periods of economic slowdown, recession or otherwise will result in higher credit losses for us. Furthermore, wholesale prices for used automobiles may decrease as a result of significant liquidations of rental or fleet inventories and from increased volume of trade-ins due to promotional financing programs offered by new vehicle manufacturers. If our recovery rates decline, our financial position, liquidity and results of operations would be materially and adversely affected.

Risks Related to Our Business

We require substantial liquidity to run our business.

We require a substantial amount of liquidity to operate our business and fund the growth of our automobile finance operations. Among other things, we use such liquidity to acquire automobile contracts, pay securitization costs and fund related accounts, satisfy working capital requirements and pay operating expenses and interest expense. We depend on warehouse financing and securitizations to fund our operations and there is no assurance that we will be able to obtain warehouse financing or access the public capital markets in the future. In addition, since we shifted the funding source of our automobile finance business to the public capital markets through warehouse facilities and securitizations during the third quarter of 2004, we have only limited experience in managing such warehouse facilities and securitizations. If we are unable to access acceptable warehouse financing or the capital markets, our financial position, liquidity and results of operations would be materially and adversely affected.

Our automobile finance business would be harmed if we cannot maintain relationships with independent dealers and franchisees of automobile manufacturers.

We purchase automobile contracts primarily from dealers in used automobiles. Many of our competitors have long-standing relationships with used automobile dealers and may offer dealers or their customers other forms of financing that we currently do not provide. If we are unsuccessful in maintaining and expanding our relationships with dealers, we may be unable to purchase contracts in volume and on the terms that we anticipate and consequently our automobile finance business would be materially and adversely affected.

Because we loan money to credit-impaired borrowers, we may have a higher risk of delinquency and default.

Substantially all of our automobile contracts involve loans made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than are permitted by traditional lenders. Loans made to borrowers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than loans made to borrowers with better credit. Delinquency interrupts the flow of projected interest income from a loan, and default can ultimately lead to a loss if the net realizable value of the automobile securing the loan is insufficient to cover the principal and interest due on the loan. Although we believe that our underwriting criteria and collection methods enable us to manage the higher risks inherent in loans made to non-prime borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. If we experience higher losses than anticipated, our financial condition, results of operations and business prospects would be materially and adversely affected.

We depend on our warehouse facility to fund our automobile finance operations in order to finance the purchase of automobile contracts pending a new securitization. Our business strategy requires that such financing continues to be available to us.

Our primary source of operating liquidity comes from a $250 million warehouse facility, which we use to fund our automobile finance operations in order to finance the purchase of automobile contracts pending securitization. Whether we may obtain further advances under the facility depends on, among other things, the performance of the automobile receivables that are pledged under the facility and whether we maintain compliance with certain financial covenants contained in the sale and servicing agreement. The performance, timing and amount of cash flows from automobile contracts varies based on a number of factors, including:

•	the yields received on automobile contracts;

•	the rates and amounts of loan delinquencies, defaults and net credit losses;

•	how quickly and at what price repossessed vehicles can be resold; and

•	how quickly new automobile finance branches become cash flow positive.

There is no assurance that our warehouse facility will continue to be available to us or that it will continue to be available on favorable terms. If our existing credit facility expires or is terminated and we are then unable to arrange new warehousing credit facilities, our results of operations, financial condition and cash flows would be materially and adversely affected.

We depend on securitizations to generate revenue.

We rely on our ability to aggregate and pledge receivables to securitization trusts and sell securities in the asset-backed securities market to generate cash proceeds for repayment of our automobile warehouse credit facility and to create availability to purchase additional automobile contracts. Our ability to complete securitizations of our automobile contracts is affected by a number of factors, including:

•	conditions in the securities markets generally;

•	conditions in the asset-backed securities market specifically;

•	yields of our portfolio of automobile contracts;

•	the credit quality of our portfolio of automobile contracts; and

•	our ability to obtain credit enhancement.

If we are unable to securitize a sufficient number of our contracts in a timely manner, our liquidity position would be adversely affected, as we will require continued execution of securitization transactions in order to fund our future liquidity needs. In addition, unanticipated delays in closing a securitization would also increase our interest rate risk by increasing the warehousing period for our contracts. There can be no assurance that funding will be available to us through these sources or, if available, that it will be on terms acceptable to us. If these sources of funding are not available to us on a regular basis for any reason, including the occurrence of events of default, deterioration in loss experience in the underlying pool of receivables or otherwise, we will be required to reduce the purchase of contracts, sell receivables on a whole-loan basis or otherwise revise the scale of our business, which would have a material adverse effect on our ability to achieve our business and financial objectives.

The terms of our securitizations depend on credit enhancement and there is no assurance we will be able to continue to obtain credit enhancement.

Our securitizations to date have utilized credit enhancement in the form of a financial guaranty insurance policy in order to achieve “AAA/Aaa” rating for the asset-backed securities issued to investors. This form of credit enhancement reduces the cost of the securitizations compared to alternative forms of credit enhancement currently available to us and enhances the marketability of these transactions to investors in asset-backed securities. The willingness of an insurance provider to insure our future securitizations is subject to many factors outside our control including the insurance provider’s own rating considerations. As a result, there can be no assurance that we will be able to continue to obtain credit enhancements in any form or on acceptable terms or that future securitizations will be similarly rated. Our failure to obtain credit enhancements in the future would have an adverse impact on the achievable securitization advance rate that we obtain from the sale of securitized automobile contracts, which could have a material adverse effect on our financial condition, results of operations and business prospects.

We expect our operating results to continue to fluctuate, which may adversely impact our business.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future. Factors that could affect our quarterly results include:

•	seasonal variations in the volume of automobile contracts purchased, which historically tend to be higher in the first and second quarters of the year;

•	interest rate spreads;

•	credit losses, which historically tend to be higher in the third and fourth quarters of the year; and

•	operating costs.

As a result of such fluctuations, our quarterly results may be difficult to predict, which may create uncertainty surrounding the market price for our common stock. In particular, if our results of operations fail to meet the expectations of securities analysts or investors in a future quarter, the market price of our securities could be materially adversely affected.

If we do not retain our key employees and we fail to attract new employees, our business will be impaired.

We are dependent upon the continued services of our key employees. In addition, our growth strategy depends in part on our ability to attract and retain qualified branch managers. The loss of the services of any key employee, or our failure to attract and retain other qualified personnel, could have a material adverse effect on our financial condition, results of operations and business prospects.

Competition may adversely affect our performance.

Our business is highly competitive. Competition in our markets can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and terms of the loan and interest rates. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than us. We compete primarily with independent companies specializing in non-prime automobile finance and, to a lesser extent, with commercial banks, the captive finance affiliates of automobile manufacturers and savings associations. Fluctuations in interest rates and general and local economic conditions also may affect the competition we face. Competitors with lower costs of capital have a competitive advantage over us. As we expand into new geographic markets, we will face additional competition from lenders already established in these markets. There can be no assurance that we will be able to compete successfully with these lenders. Our failure to compete successfully would have a material adverse effect on our financial condition, results of operations and business prospects.

We may be unable to manage or sustain our growth.

We have realized substantial growth in our automobile finance business since its inception in 1996. Consequently, we are vulnerable to a variety of business risks generally associated with rapidly growing companies. At June 30, 2005, we had 97 branches, of which four were opened in 1996, five in 1997, five in 1998, six in 1999, eight in 2000, 12 in 2001, 14 in 2002, 16 in 2003, 17 in 2004 and 10 in the first half of 2005. The amount of automobile contracts purchased has increased from $157.7 million for 2001 to $184.4 million for 2002 to $265.4 million for 2003 to $346.3 million for 2004. In the future, our rate of growth will be dependent upon, among other things, the continued success of our efforts to expand the number of branches, attract qualified branch managers, and expand our relationships with independent and franchised dealers of used automobiles. In addition, we may broaden our product offerings to include additional types of consumer loans or may enter other specialty finance businesses.

Our growth strategy requires that we successfully obtain and manage acceptable warehouse financing and access the capital markets. It also requires additional capital and human resources as well as improvements to our infrastructure and management information systems. Our failure to implement our planned growth strategy or the failure of our automated systems, including a failure of data integrity or accuracy, would have a material adverse effect on our financial condition, results of operations and business prospects.

We face risks related to our recent accounting restatements.

During 2004 and the first quarter of 2005, we decided to restate our consolidated financial statements for the three and six months ended June 30, 2004 and 2003, three months ended March 31, 2004 and 2003, three and nine months ended September 30, 2003 and each of the years ended December 31, 2003, 2002 and 2001 to correct certain accounting entries. The restatement of these consolidated financial statements may lead to litigation claims and/or regulatory proceedings against us. The defense of any such claims or proceedings may cause the diversion of management’s attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation or regulatory proceeding, even if resolved in our favor, could cause us to incur significant legal and other expenses. We also may have difficulty obtaining financing such as warehouse lines of credit or otherwise and we may not be able to effectuate our current operating strategy, including the ability to acquire contracts at projected levels if such claims or proceedings occur. Moreover, we may be the subject of negative publicity focusing on the financial statement inaccuracies and resulting restatements and negative reactions from our shareholders, creditors or others with which we do business. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our common stock to decline.

If we fail to maintain an effective system of internal and disclosure controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We have discovered, and may in the future discover, material weaknesses in our internal controls as defined under interim standards adopted by the Public Company Accounting Oversight Board, or PCAOB, that require remediation. Furthermore, our former independent auditor has, in the past, advised us that it had noted certain material weaknesses in our internal financial reporting and accounting controls. Additionally, it is possible that as we continue our ongoing review and analysis of internal controls over financial reporting for Sarbanes-Oxley compliance, additional weaknesses in internal controls may be discovered. Under the PCAOB standards, a “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency or combination of control deficiencies, that adversely affect a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of a company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

As a result of the material weaknesses we have identified in our internal controls, we also identified certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. We cannot be certain that our efforts to improve our internal and disclosure controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with the NASDAQ National Market. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

Risks Related to Our Ownership and Organizational Structure

The ownership of our common stock is concentrated, which may result in conflicts of interest and actions that are not in the best interests of all of our shareholders.

As of August 20, 2005, the selling shareholder and its general partner, PAFGP, together owned 9,509,784 shares of our common stock, representing 55.7% of our total outstanding common stock. Our Chairman, Guillermo Bron, beneficially owns these shares through his sole ownership, and position as Managing Member, of PAFGP. If the selling shareholder and PAFGP were to distribute all shares owned by them as of August 20, 2005, Mr. Bron would be the record owner of 1,340,150 of such shares. In addition, Mr. Bron directly owns 659,000 shares and has the right to acquire within 60 days of August 20, 2005, 1,030,000 shares upon exercise of stock options granted pursuant to our stock option plan.

The selling shareholder is in the process of being dissolved and liquidated. Other than up to 45,269 shares which the selling shareholder expects to distribute to one of its limited partners on December 31, 2005, the shares of our common stock which are not sold in this offering will be subject to transfer restrictions under a lock-up agreement until 120 days after the date of this prospectus, and thereafter as provided in the second amended and restated registration rights agreement. As a result, after this offering, the selling shareholder is expected to own and control approximately 33.7% of our outstanding common stock, with the result that our officers and directors, including Mr. Bron, will, in the aggregate, beneficially own approximately 49.0% of our outstanding common stock. Consequently, our officers and directors, acting together, have substantial influence over our management and affairs, including the ability to control substantially all matters submitted to our shareholders for approval, the election and removal of our Board of Directors, any amendment of our articles of incorporation or bylaws and the adoption of measures that could delay or prevent a change in control or impede a merger. This concentration of ownership could adversely affect the price of our common stock or lessen any premium over market price that an acquiror might otherwise pay.

We are a holding company with no operations of our own.

The results of our operations and our financial condition are principally dependent upon the business activities of our principal consolidated subsidiary, UACC. In addition, our ability to fund our operations, meet our obligations for payment of principal and interest on our outstanding debt obligations and pay dividends on our common stock are dependent upon the earnings from the business conducted by our subsidiaries. Our ability to pay dividends on our common stock is also subject to the restrictions of the California Corporations Code. As of June 30, 2005, we had approximately $10.3 million of junior subordinated debentures issued to a subsidiary trust, UPFC Trust I, which, in turn, had $10.0 million of company-obligated mandatorily redeemable preferred securities outstanding. The junior subordinated debentures mature in 2033. However, we may call the debt any time on or after July 7, 2008 and may call it before July 7, 2008 if certain events occur as described in the subordinated debt agreement. The redemption price is par plus accrued and unpaid interest unless we make a redemption call before July 7, 2008. It is possible that we may not have sufficient funds to repay that debt at the required time. Our subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any distribution of funds to us from our subsidiaries is subject to statutory, regulatory or contractual restrictions, the level of the subsidiaries’ earnings and various other business considerations.

Risks Related to Regulatory Factors

The scope of our operations exposes us to risks of noncompliance with an increasing and inconsistent body of complex state and local regulations and laws.

Because we operate in 29 states, we must comply with the laws and regulations, as well as judicial and administrative decisions, for all of these jurisdictions. The volume of new or modified laws and regulations has increased in recent years, and in some cases there is conflict among jurisdictions. From time to time, legislation, as well as regulations, are enacted which have the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance among financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies, and other financial institutions and financial services providers are frequently made in the U.S. Congress, in the state legislatures, and by various regulatory agencies. This legislation may change our operating environment and that of our subsidiaries in substantial and unpredictable ways. We cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of us or any of our subsidiaries. Furthermore, as our operations continue to grow, it may be more difficult to comprehensively identify, accurately interpret and properly train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of non-compliance with these laws and regulations which could have a material adverse effect on our results of operations, financial condition and business prospects.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable local, state and federal regulations. There can be no assurance, however, that we will be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have a material adverse effect on our operations.

Risks Related to this Offering

Because there historically has been a low volume of trading in our common stock, there can be no assurance that our stock price will not decline as additional shares are sold in the public market.

The public market for our common stock historically has not been very liquid. The dissolution and liquidation of the selling shareholder after this offering would result in the distribution to its partners of up to 5,759,784 shares of our common stock as of August 20, 2005. Upon distribution by the selling shareholder, all of such shares will be available for immediate sale without restriction or further registration under the securities laws, unless subject to the lock-up agreement described below or unless held by an “affiliate” of our Company, as that term is defined under federal securities laws. Sales of a substantial number of shares of common stock after this offering could adversely affect the market price of our common stock.

All of our officers and directors, the selling shareholder and PAFGP are subject to lock-up agreements that limit their ability to sell their shares of common stock. Other than up to 45,269 shares which the selling shareholder expects to distribute to one of its limited partners on December 31, 2005, the shares of common stock owned by these securityholders cannot be sold or otherwise disposed of for a period of at least 120 days after the date of this prospectus without the prior written approval of the lead underwriter. For a further discussion of these lock-up agreements, see “Underwriting.” In addition, the selling shareholder is subject to restrictions on sales or distributions with respect to shares of our common stock held by it pursuant to the terms of the second amended and restated registration rights agreement. For a further discussion of these restrictions, see “Selling Shareholder—Registration Rights Agreement.”

Our merger with BVG West Corp. may result in successor liability that could adversely affect our business and financial condition.

In 2003, as part of the overall plan of dissolution and liquidation of the selling shareholder, we also entered into a merger agreement, as subsequently amended, with BVG West Corp., or BVG, the then general partner of the selling shareholder. PAFGP became the sole general partner of the selling shareholder on July 31, 2005 and, pursuant to the amended merger agreement, on September 2, 2005, BVG was merged into a subsidiary corporation formed by us. In this merger, the former stockholders of BVG, including Mr. Bron, received, in the aggregate, the same number of shares of our common stock which BVG owned prior to the merger, based on percentages that such stockholders owned such shares indirectly through BVG immediately prior to the effective time of the merger. Our total outstanding shares did not change as a result of the merger, nor did the underlying beneficial ownership of those shares. Pursuant to the amended merger agreement, Mr. Bron has agreed to indemnify us for any successor liability claims, including claims against BVG in its capacity as the former general partner of the selling shareholder or in connection with BVG’s role in the dissolution and liquidation of the selling shareholder prior to its substitution. Mr. Bron has also agreed to indemnify us against breaches of, or defaults in connection with, any of the representations, warranties, covenants or agreements of BVG and Mr. Bron contained in the amended merger agreement. Mr. Bron’s indemnification obligations are secured by a pledge of 540,000 shares of our common stock received by Mr. Bron in the merger transaction. If the indemnification and collateral securing that indemnification is insufficient to cover any actual liability, we could be subject to losses that could have a material adverse effect on our business and results of operations.

FORWARD-LOOKING STATEMENTS

Discussions of certain matters contained in this prospectus and incorporated herein by reference may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, projections of future performance, perceived opportunities in the market and statements regarding our mission and vision. You can generally identify forward-looking statements as statements containing the words “will,” “would,” “believe,” “may,” “could,” “expect,” “anticipate,” “intend,” “estimate,” “assume” or other similar expressions. Our actual results, performance and achievements may differ materially from the results, performance and achievements expressed or implied in such forward-looking statements. The discussion under “Risk Factors” identifies some of the factors that might cause such a difference, including the following:

•	changes in general economic conditions;

•	changes in interest rates;

•	our ability to generate sufficient operating and financing cash flows;

•	competition;

•	level of future provisioning for loan losses; and

•	regulatory requirements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Actual results may differ from expectations due to many factors beyond our ability to control or predict, including those described herein, and in documents incorporated by reference in this prospectus. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

We undertake no obligation to publicly update any forward-looking information. You are advised to consult any additional disclosure we make in our periodic reports filed with the SEC. See “Where You Can Find More Information” and “Documents Incorporated by Reference.”

USE OF PROCEEDS

The selling shareholder will receive all of the net proceeds from the sale of the common stock. None of the proceeds will be available for our use or benefit.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Nasdaq National Market under the symbol “UPFC” since our initial public offering in 1998. The following table shows for the periods indicated the high and low sale prices per share of our common stock.

	High	Low
2005
Third Quarter (through September 7, 2005)	$30.72	$26.35
Second Quarter	$28.00	$19.91
First Quarter	$20.89	$18.13

2004
Fourth Quarter	$21.00	$17.75
Third Quarter	$18.50	$14.40
Second Quarter	$18.50	$14.20
First Quarter	$19.12	$14.69

2003
Fourth Quarter	$19.64	$15.50
Third Quarter	$19.48	$11.96
Second Quarter	$15.00	$7.36
First Quarter	$8.10	$5.50

On September 7, 2005 the last reported sale price of our common stock on the Nasdaq National Market was $28.25 per share. As of August 20, 2005 we had approximately 2,000 shareholders of our common stock.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since inception.

We currently anticipate that we will retain all future earnings for use in our business and do not anticipate that we will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and our general financial condition, general business conditions and contractual restrictions on payment of dividends, if any.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005. This offering will have no impact on our capitalization because we are not receiving any of the proceeds from this offering.

As of June 30, 2005(1)
(In thousands)
Long Term Debt

Junior subordinated debentures	$10,310

Shareholders’ Equity

Preferred stock, no par value: 2,000,000 shares authorized; no shares issued and outstanding	—
Common stock, no par value: 30,000,000 shares authorized; 16,957,694 issued and outstanding	74,702
Retained earnings	66,845
Unrealized gain on securities available for sale, net	421

Total shareholders’ equity	141,968

Total capitalization	$152,278

(1)	Does not include (a) 4,564,996 shares of common stock issuable upon the exercise of options outstanding as of August 20, 2005 at a weighted average exercise price of $9.80 per share or (b) 619,010 additional shares reserved for future grants or issuances under our stock option plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data and operating data as of and for the dates indicated derived from our audited and unaudited consolidated financial statements.

You should read the selected consolidated financial data together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and notes thereto that are included in this prospectus beginning on page F-1.

	As of and For the Six Months Ended June 30,		As of and For the Year Ended December 31,
	2005	2004	2004	2003	2002
	(In thousands, except per share data)
Statement of Operations Data
Interest income	$81,561	$63,596	$137,229	$97,794	$67,005
Interest expense	16,790	12,288	26,869	21,317	16,302

Net interest income	64,771	51,308	110,360	76,477	50,703
Provision for loan losses	12,558	10,205	25,516	17,771	12,783

Net interest income after provision for loan losses	52,213	41,103	84,844	58,706	37,920
Non-interest income	2,446	1,560	3,057	2,100	1,384
Non-interest expense
Compensation and benefits	19,289	15,469	33,004	26,538	20,474
Other expense	12,307	9,703	21,897	14,676	12,577

Total non-interest expense	31,596	25,172	54,901	41,214	33,051

Income from continuing operations before income taxes	23,063	17,491	33,000	19,592	6,253
Income taxes	9,400	7,058	13,078	7,924	2,388

Income from continuing operations	13,663	10,433	19,922	11,668	3,865
Income (loss) from discontinued operations, net of tax(1)	(333)	828	3,783	2,183	2,551
Cumulative effect of change in accounting principle	—	—	—	—	106

Net income	$13,330	$11,261	$23,705	$13,851	$6,522

Earnings (loss) per share—basic:
Continuing operations	$0.82	$0.65	$1.23	$0.73	$0.25
Discontinued operations(1)	(0.02)	0.05	0.23	0.14	0.16
Cumulative effect of change in accounting principle	—	—	—	—	0.01

Net income	$0.80	$0.70	$1.46	$0.87	$0.42
Weighted average basic shares outstanding	16,668	16,135	16,209	15,914	15,630

Earnings (loss) per share—diluted:
Continuing operations	$0.74	$0.58	$1.10	$0.67	$0.23
Discontinued operations(1)	(0.02)	0.05	0.21	0.12	0.15
Cumulative effect of change in accounting principle	—	—	—	—	0.01

Net income	$0.72	$0.63	$1.31	$0.79	$0.39
Weighted average diluted shares outstanding	18,528	18,008	18,069	17,566	16,902

	As of and For the Six Months Ended June 30, 2005	As of and For the Year Ended December 31,
		2004	2003	2002
	(Dollars in thousands)
Balance Sheet Data
Total assets	$1,082,998	$1,414,907	$1,663,439	$943,433
Loans, net(2)	585,908	499,343	382,485	282,598
Securities available for sale	418,419	788,090	1,202,444	603,268
Allowance for loan losses	(26,374)	(25,593)	(24,982)	(27,586)
Interest receivable	7,389	6,901	5,893	6,398
Deposits(1)	—	71,916	498,389	468,458
Notes payable and repurchase agreements	407,904	745,295	1,052,205	384,624
Securitization notes payable	425,872	352,564	—	—
Warehouse line of credit	90,664	101,776	—	—
Junior subordinated debentures	10,310	10,310	10,000	—
Shareholders’ equity	141,968	124,253	96,050	81,806

Operating Data
Return on average assets from continuing operations	2.43%	1.25%	0.87%	0.49%
Return on average equity from continuing operations	20.60%	17.94%	12.43%	4.88%
Net interest margin	12.21%	7.36%	6.12%	7.03%
Shareholders’ equity to assets	13.11%	8.78%	5.77%	8.67%

Automobile Finance Data
Contracts purchased	$240,068	$346,284	$265,429	$184,399
Contracts outstanding at period end(3)	$616,176	$524,170	$397,417	$282,518
Average discount on contracts purchased	6.42%	6.47%	6.81%	7.06%
Average yield on automobile contracts, net(4)	28.40%	27.59%	25.26%	23.38%
Unearned discount (% of net contracts)(4)	4.91%	4.74%	3.76%	—
Nonaccrual loans, net	$6,445	$7,169	$5,713	$4,734
Nonaccrual loans to total loans	1.04%	1.36%	1.40%	1.61%
Allowance for loan losses (% of net contracts less unearned discount)(4)	4.50%	5.13%	6.53%	9.76%
Total delinquencies over 30 days (% of net contracts)	0.52%	0.72%	0.75%	0.73%
Net annual charge-offs (% of average net contracts)	4.56%	5.42%	5.65%	6.33%
Number of branches	97	87	70	54

(1)	Commencing in September 2004, we discontinued our banking operations and our insurance premium operations.
(2)	Net of unearned discounts and unearned finance charges.
(3)	Net of unearned finance charges.
(4)	Commencing on January 1, 2003, we began to allocate purchase price entirely to automobile contracts and unearned discount at the time of purchase. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto and other information included or incorporated by reference herein.

Overview

We are a specialty finance company engaged in non-prime automobile finance. We provide financing to borrowers who typically have limited or impaired credit histories that restrict their ability to obtain loans through traditional sources. Financing arms of automobile manufacturers generally do not make these loans to non-prime borrowers, nor do many other traditional automotive lenders. Non-prime borrowers generally pay higher interest rates and loan fees than do prime borrowers. We conduct our automobile finance business through our direct wholly-owned subsidiary UACC. We purchase and hold for investment non-prime automobile installment sales contracts, or automobile contracts, originated by independent and franchised dealers of used automobiles.

We fund our business through warehouse financing and periodic securitizations. We have a warehouse line of credit with Deutsche Bank to fund our ongoing operations. This facility was originally $200 million, and was increased to $250 million in the first quarter of 2005. In September 2004, we closed our first securitization composed of a $420 million offering of automobile receivable backed securities. In April 2005, we closed our second securitization composed of a $195 million offering of automobile receivable backed securities. We plan to price a new securitization approximately every six months.

Our business strategy includes controlled expansion through a national retail branch network and branches are generally located in proximity to dealers and borrowers. The branch manager of each branch is responsible for underwriting and purchasing automobile contracts and providing focused servicing and collections. The branch network is closely managed and supervised by our regional managers and divisional vice presidents. We believe that our branch network operations enable branch managers to develop strong relationships with our primary customers, the automobile dealers. Through our branches, we provide a high level of service to the dealers by providing consistent credit decisions, typically same-day funding and frequent management contact. We believe that this branch network and management structure also enhances our risk management and collection functions.

Critical Accounting Policies

We have established various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our accounting policies are integral to understanding the results reported. For a further discussion of our accounting policies, see “Note 4. Summary of Significant Accounting Policies” to our Notes to Consolidated Financial Statements included in this prospectus.

Certain accounting policies require us to make significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and our results of operations for the reporting periods. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Securitization Transactions

The transfer of our automobile contracts to the securitization trust is treated as a secured financing under accounting principles generally accepted in the United States of America, also known as GAAP. For GAAP purposes, the contracts are retained on the balance sheet with the securities issued to finance the contracts recorded as securitization notes payable. We record interest income on the securitized contracts and interest expense on the notes issued through the securitization transactions.

As servicer of these contracts, we remit funds collected from the borrowers on behalf of the trustee to the trustee and direct the trustee how the funds should be invested until the distribution dates. We have retained an interest in the securitized contracts, and have the ability to receive future cash flows as a result of that retained interest.

Allowance for Loan Losses

Our loan loss allowances are monitored by management based on a variety of factors including an assessment of the credit risk inherent in the portfolio, prior loss experience, the levels and trends of nonperforming loans, current and prospective economic conditions and other factors. Management also undertakes a review of various quantitative and qualitative analyses. Quantitative analyses include the review of charge-off trends by loan type, analysis of cumulative losses and evaluation of credit loss experienced by credit tier and geographic location. Other quantitative analyses include the concentration of any credit tier, the level of nonperformance and the percentage of delinquency. Qualitative analysis includes trends in charge-offs over various time periods and at various statistical midpoints and high points, the severity of depreciated values of repossession and trends in the economy generally or in specific geographic locations.

For automobile contracts purchased prior to January 1, 2003, we contributed all or a portion of the original discount to allowance for loan losses to estimate the expected losses over the life of the loan. We account for such contracts by static pool, stratified into six-month pools, so that the credit risk in each individual static pool can be evaluated independently, on a periodic basis, in order to estimate the future losses within each static pool over the remaining life of the loans. Additional provisions for credit losses for these pools purchased prior to 2003 were recognized immediately for pools where the remaining amount of the initial discount set aside was determined to be insufficient to cover losses expected to be incurred based on an analysis of projected losses during the entire life of the loans.

For all contracts purchased on or after January 1, 2003, we established our allowance for loan losses by using the “Expected 12-month Charge Off Method” which establishes allowances based on the incurred loss method that sums the expected charge-offs for the next 12 months in each static loss pool. For all contracts purchased on or after January 1, 2003, we also allocated the purchase price entirely to automobile contracts and unearned income at the date of purchase. The unearned income is accreted as an adjustment to yield over the life of the contract. An allowance for credit losses is established through provisions for losses recorded in income as necessary to provide for estimated contract losses at each reporting date.

Despite these analyses, we recognize that establishing an allowance is an estimate, which is inherently uncertain and depends on the outcome of further events. Our operating results and financial conditions are sensitive to changes in our estimate for loan losses and the estimate’s underlying assumptions. Our operating results and financial condition are immediately impacted as changes in estimates for calculating loan loss reserves immediately pass through our income statement as an additional provision expense. Management updates our loan loss estimates quarterly to reflect current charge-offs.

Derivatives and Hedging Activities

The automobile contracts purchased and held by us are written at fixed interest rates and, accordingly, have interest rate risk while such contracts are funded with warehouse borrowings because the warehouse borrowings accrue interest at a variable rate. Prior to closing our first securitization, while we were shifting the funding source of our automobile finance business to the public capital markets through securitizations and warehouse facilities, we entered into forward agreements in order to reduce the interest rate risk exposure on our securitization notes payable. The market value of these forward agreements was designed to respond inversely to changes in interest rates. Because of this inverse relationship, we were able to effectively lock in a gross interest rate spread for our automobile contracts held in portfolio prior to the sale of the securitization notes payable. Losses related to these agreements were recorded on our Consolidated Statements of Operations during the quarter we held the forward agreements, because the derivative transactions did not meet the accounting requirements to qualify for hedge accounting in order to amortize them over the life of the automotive contracts.

We are not currently utilizing interest rate hedging instruments because we plan to enter into a new securitization every six months and therefore will only fund the acquisition of approximately six months of automobile contracts at variable interest rates with our warehouse facility prior to locking a gross interest rate spread through the sale of securitization notes payable at fixed interest rates.

Discontinued Operations

Overview

Prior to September 2004, we engaged in three reportable segments: automobile finance, insurance premium finance and banking. As a result of the changes in our funding sources and the cancellation of the Bank’s federal thrift charter, in September 2004 we discontinued our insurance premium finance business and our banking operations. Accordingly, our insurance premium finance business and certain of our banking operations have been treated as discontinued operations in our consolidated financial statements.

Insurance Premium Finance

From May 1995 through September 2004, one of our primary business segments was insurance premium finance. In September 2004, following the sale of all of the branches of our retail banking operation, we decided to discontinue our insurance premium finance operations to concentrate our efforts on our automobile finance business. Because of our decision to discontinue our insurance premium finance operations, related operating activity for the insurance premium finance business was reclassified and reported as discontinued operations in our consolidated financial statements beginning with the quarterly period ended September 30, 2004. The Bank subsequently sold its portfolio of insurance premium finance loans on November 17, 2004.

We entered into the insurance premium finance business through a management agreement, as amended, originally dated May 1995 with BPN Corporation, or BPN. Under the management agreement, the Bank would finance automobile and small business insurance premiums and BPN would market this financing primarily to independent insurance agents in California and serviced such insurance premium loans for the Bank.

On November 17, 2004, the Bank sold the portfolio of insurance premium finance loans to ClassicPlan Premium Financing, Inc., or ClassicPlan, pursuant to a Loan Sale Agreement dated November 17, 2004 by and among the Bank, ClassicPlan and BPN. The Bank sold the portfolio of loans at a nominal premium over par. As part of the Loan Sale Agreement, the Bank and BPN agreed that the management agreement was novated and that ClassicPlan was substituted for the Bank in the management agreement, except that any indemnification rights and obligations of each of the Bank and BPN under the management agreement were preserved with respect to any act, error or omission occurring or arising before November 17, 2004.

Banking

Prior to its dissolution, the Bank was a federally chartered stock savings bank which historically had been the primary funding source for our automobile finance business. Because of the increasing regulatory requirements associated with financing our non-prime automobile finance business mainly with insured deposits of the Bank, we announced a plan in 2004 for the Bank to exit its federal thrift charter and we also reduced our reliance on insured deposits of the Bank by shifting the funding source of our business to securitizations and warehouse funding.

In July 2004, the Bank adopted a plan of voluntary dissolution to dissolve and ultimately exit its federal thrift charter. The Office of Thrift Supervision, or the OTS, conditionally approved the plan in August 2004, subject to the Bank satisfying certain conditions imposed by the OTS. Pursuant to the Bank’s plan of voluntary dissolution, we completed the sale of the Bank’s three retail branches located in California in September 2004, the sale of the Bank’s brokered deposits in September 2004, and the sale of the Bank’s outstanding internet certificates of deposit in February 2005. We have included the net gain on these sales, net of costs associated with the sales, as discontinued operations in our consolidated statement of operations. On March 7, 2005, we received confirmation that the FDIC terminated the insured status of the Bank effective February 7, 2005. On March 8, 2005, we received confirmation from the OTS that the Bank’s federal charter was cancelled effective February 11, 2005. In connection with the Bank’s plan of voluntary dissolution and to facilitate its dissolution, we irrevocably guaranteed all of the Bank’s remaining obligations. The normal net operating costs and interest expense on deposits of the Bank have not been reclassified as discontinued operations from prior periods because the associated loans funded by these deposits are not discontinued and the cost of the replacement funds from the securitization and the warehouse line are very similar to the net cost of deposits including operating costs.

Results of Operations

Comparison of Operating Results for the Six Months Ended June 30, 2005 and June 30, 2004

General

For the six months ended June 30, 2005, we reported net income of $13.3 million, or $0.72 per diluted share, compared with $11.3 million, or $0.63 per diluted share for the six months ended June 30, 2004.

The increase of $2.0 million in net income was due primarily to a $13.5 million increase in net interest income, which increased to $64.8 million in the six months ended June 30, 2005 from $51.3 million during the same period of 2004, partially offset by a $2.4 million increase in the provision for loan losses and a $6.4 million increase in non-interest expense. Net interest income was favorably impacted by the continued expansion and growth of our automobile finance business.

Automobile contracts purchased increased $51.6 million to $240.1 million for the six months ended June 30, 2005 from $188.5 million for the six months ended June 30, 2004, as a result of the growth of our automobile finance business.

Interest Income

Interest income increased to $81.6 million for the six months ended June 30, 2005 from $63.6 million for the six months ended June 30, 2004 due primarily to a $120.8 million increase in average automobile contracts, partially offset by a $611.0 million decrease in average securities. The increase in automobile contracts principally resulted from the purchase of additional automobile contracts in existing and new markets consistent with the planned growth of these operations.

Interest Expense

Interest expense increased to $16.8 million for the six months ended June 30, 2005 from $12.3 million for the six months ended June 30, 2004 due to a 184 basis point increase in weighted average interest rate on interest bearing liabilities, partially offset by a $558.6 million decrease in average interest bearing liabilities. The largest components of the decrease in interest bearing liabilities were repurchase agreements. Repurchase agreements had an average balance of $487.3 million for the first six months of 2005 compared to an average balance of $1,005.6 million for the same period in 2004 as a result of our decision to decrease the amount of securities funded with repurchase agreements. Securitization notes payable had an average balance of $384.8 million in the first six months of 2005 compared to zero for the same period in 2004 because we closed our first securitization in September 2004. Warehouse borrowings had an average balance of $97.8 million in the first six months of 2005 compared to zero for the same period in 2004 because we entered into our first warehouse facility in September 2004.

Average Balance Sheets

The following table sets forth information relating to our operations for the six month periods ended June 30, 2005 and 2004. The yields and costs are derived by dividing annualized income or expense by the average balance of assets or liabilities for the periods shown. The yields and costs include fees, which are considered adjustments to yields.

	Six Months Ended June 30,
	2005			2004
	Average Balance(1)	Interest	Average Yield/ Cost	Average Balance(1)	Interest	Average Yield/ Cost
	(Dollars in thousands)
Assets
Interest earning assets
Securities and short term investments	$549,087	$8,281	3.04%	$1,160,051	$8,684	1.51%
Automobile installment contracts, net(2)	520,299	73,280	28.40%	399,519	54,912	27.72%

Total interest earning assets	1,069,386	$81,561	15.38%	1,559,570	$63,596	8.22%

Non-interest earnings assets	64,975			89,121

Total assets	$1,134,361			$1,648,691

Liabilities and Equity
Interest bearing liabilities
Warehouse line of credit	$97,759	$2,390	4.93%	$—	$—	—
Securitization notes payable	384,810	7,234	3.79%	—	$—	—
Repurchase agreements	487,285	6,867	2.84%	1,005,584	5,650	1.13%
Deposits	—	—	—	522,863	6,409	2.47%
Junior subordinated debentures	10,310	299	5.85%	10,300	229	4.48%

Total interest bearing liabilities	980,164	$16,790	3.45%	1,538,747	$12,288	1.61%

Non-interest bearing liabilities	20,452			5,551

Total liabilities	1,000,616			1,544,308
Equity	133,745			104,393

Total liabilities and equity	$1,134,361			$1,648,691

Net interest income before provision for loan losses		$64,771			$51,308

Net interest rate spread(3)			11.93%			6.61%
Net interest margin(4)			12.21%			6.63%
Ratio of interest earning assets to interest bearing liabilities			109%			101%

(1)	Average balances are computed on a month-end basis.
(2)	Net of unearned finance charges, unearned discounts and allowance for losses; includes non-performing loans.
(3)	Net interest rate spread represents the difference between the yield on interest earning assets and the cost of interest bearing liabilities.
(4)	Net interest margin represents net interest income divided by average interest earning assets.

Provision and Allowance for Loan Losses

Provision for loan losses was $12.6 million for the six months ended June 30, 2005 compared to $10.2 million for the six months ended June 30, 2004. A provision for loan losses is charged to operations based on our regular evaluation of loans held for investment and the adequacy of the allowance for loan losses. While management believes it has adequately provided for losses and does not expect any material loss on its loans in excess of allowances already recorded, no assurance can be given that economic or other market conditions or other circumstances will not result in increased losses in the loan portfolio. For further information see “—Critical Accounting Policies.”

The total allowance for loan losses was $26.4 million at June 30, 2005 compared with $24.1 million at June 30, 2004, representing 4.50% of loans at June 30, 2005 and 5.33% at June 30, 2004. Additionally, unearned discounts on loans totaled $30.3 million at June 30, 2005 compared with $20.9 million at June 30, 2004, representing 4.91% of loans at June 30, 2005 and 4.40% at June 30, 2004.

Annualized net charge-offs to average loans were 4.56% for the six months ended June 30, 2005 compared with 5.60% for the six months ended June 30, 2004.

Non-interest Income

Non-interest income increased to $2.4 million for the six months ended June 30, 2005 from $1.6 million for the six months ended June 30, 2004. This increase was the result of a $2.0 million gain on sale of investment securities which was partially offset by a decrease in charges and fees related to deposit accounts.

Non-interest Expense

Non-interest expense increased $6.4 million to $31.6 million for the six months ended June 30, 2005 from $25.2 million for the six months ended June 30, 2004. The increase in non-interest expense was driven primarily by an increase in salaries, employee benefit costs and occupancy expenses associated with the growth of our automobile finance business. During the last 12 months, we continued with the planned expansion of our automobile finance operations, resulting in an increase to 641 employees in 97 branches, as of June 30, 2005, from 564 employees in 78 branches, as of June 30, 2004.

Income Taxes

Income taxes before taxes on discontinued operations increased $2.3 million to $9.4 million for the six months ended June 30, 2005 from $7.1 million for the six months ended June 30, 2004. This increase occurred as a result of a $5.6 million increase in income before income taxes between the two periods.

Comparison of Operating Results for the Years Ended December 31, 2004 and December 31, 2003

General

In 2004 we reported net income of $23.7 million, or $1.31 per diluted share, compared with $13.9 million, or $0.79 per diluted share for 2003.

During the third quarter of 2004, we shifted the funding source of our automobile finance business from retail and wholesale deposits of the Bank to the public capital markets through securitizations and warehouse facilities. The effect of this change in our funding source on our balance sheet was a decline in deposit liabilities and a corresponding increase in securitized borrowings and warehouse liabilities.

Interest income in 2004 increased to $137.2 million compared with $97.8 million in 2003 while net interest income increased to $110.4 million in 2004 from $76.5 million in 2003. Gross automobile receivables were $528.8 million at December 31, 2004 compared to $405.1 million at December 31, 2003, accounting for much of the increase in interest income and net interest income.

Interest Income

Interest income, including discontinued operations, increased to $137.2 million in 2004 from $97.8 million in 2003 due primarily to a $233.5 million increase in average interest earning assets and a 128 basis point increase in the weighted average interest rate on interest earning assets. The largest components of growth in our average interest earning assets were automobile contracts, which increased $103.6 million in 2004, and investment securities, which increased $135.0 million in 2004. The increase in automobile contracts principally resulted from the purchase of additional automobile contracts in existing and new markets consistent with the planned growth of this business unit.

The increase in the average yield on interest earning assets was principally due to a general increase in the market interest rates and the increase in the percentage of assets held in loans, which had higher yields compared to securities. Securities, with an average yield of 1.87%, comprised 70% of our average interest earning assets for 2004. Securities, with an average yield of 1.78%, comprised 72% of our average interest earning assets for 2003.

As part of our ongoing review and analysis of our internal controls over financial reporting for Sarbanes-Oxley compliance, management discovered that, due to a 1998 programming error in the Company’s computer-based accounting systems, the systems failed to properly reverse accrued interest on certain charged-off accounts since 1998. Also, management determined that the accretion of discount on purchased loans did not properly reflect the level yield method of reporting interest income and the methodology used to implement Practice Bulletin 6 prior to January 1, 2003 was incorrect. During those years, any expected credit loss over the life of a pool of loans in excess of the amount of discount on purchased loans was treated as an adjustment of interest income over the life of the loans, when it should properly have been charged to provision for loan losses. Consequently, this led to a decision to restate our financial statements for the years ended December 31, 2001, 2002 and 2003 and subsequent interim periods to correct the impact of unreversed accrued interest on these charged-off accounts. For a further description of this restatement see “Note 2. Restatements of Consolidated Financial Statements” to our Notes to Consolidated Financial Statements included in this prospectus.

Interest Expense

Interest expense, including discontinued operations, increased to $28.8 million in 2004 from $23.1 million in 2003, due to a $239.2 million increase in average interest bearing liabilities, partially offset by a 8 basis point decrease in the weighted average interest rate on interest bearing liabilities. The largest components of the increase in interest bearing liabilities were securitization notes payable, warehouse borrowings and repurchase agreements. Securitization notes payable had an average balance of $107.0 million in 2004 compared to zero in 2003 because we closed our first securitization in September 2004. Warehouse borrowings had an average balance of $16.7 million in 2004 compared to zero in 2003 because we entered into our first warehouse facility in September 2004. Repurchase agreements had an average balance of $934.4 million in 2004 compared to an average balance of $755.8 million in 2003.

Average Balance Sheets

The following table sets forth information for the years ended December 31, 2004 and 2003. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The yields and costs include fees, which are considered adjustments to yields.

	Year Ended December 31,
	2004			2003
	Average Balance(1)	Interest	Average Yield/ Cost	Average Balance(1)	Interest	Average Yield/ Cost
	(Dollars in thousands)
Assets
Interest earnings assets
Securities and short term investments	$1,066,544	$19,959	1.87%	$931,555	$16,597	1.78%
Insurance premium finance loans, net(2)	34,175	3,959	11.58%	39,289	4,459	11.35%
Automobile installment contracts, net(3)	425,007	117,270	27.59%	321,413	81,197	25.26%

Total interest earning assets	$1,525,726	$141,188	9.25%	$1,292,257	$102,253	7.91%

Non-interest earning assets	64,404			42,030

Total assets	$1,590,130			$1,334,287

Liabilities and Equity
Interest bearing liabilities
Warehouse line of credit	$16,714	$694	4.15%	$—	$—	—%
Securitization notes payable	107,018	3,736	3.49%	—	—	—%
Repurchase agreements	934,413	13,349	1.43%	755,755	9,098	1.20%
Deposits	402,950	10,605	2.63%	476,429	14,048	2.95%
Junior subordinated debentures	10,305	460	4.46%	—	—	—%

Total interest bearing liabilities	$1,471,400	$28,844	1.96%	$1,232,184	$23,146	1.88%

Non-interest bearing liabilities	7,653			8,220

Total liabilities	1,479,053			1,240,404
Equity	111,077			93,883

Total liabilities and equity	$1,590,130			$1,334,287

Net interest income before provision for loan losses		$112,344			$79,107

Net interest rate spread(4)			7.29%			6.03%
Net interest margin(5)			7.36%			6.12%
Ratio of interest earning assets to interest bearing liabilities			104%			104%

(1)	Average balances are computed on a month-end basis.
(2)	Net of allowance for loan losses, includes non-performing loans.
(3)	Net of unearned finance charges, unearned discounts and allowance for loan losses; includes non-performing loans.
(4)	Net interest rate spread represents the difference between the yield on interest earning assets and the cost of interest bearing liabilities.
(5)	Net interest margin represents net interest income divided by average interest earning assets.

Rate and Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to changes in volume (changes in volume multiplied by prior rate), changes attributable to changes in rate (changes in rate multiplied by prior volume) and the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
	Increase (Decrease)
	Volume	Rate	Net
	(In thousands)
Interest earning assets:
Securities	$2,495	$867	$3,362
Insurance premium finance loans, net	(595)	95	(500)
Automobile installment contracts, net	28,047	8,026	36,073

Total interest earning assets	29,947	8,988	38,935

Interest bearing liabilities:
Warehouse line of credit	694	—	694
Securitization notes payable	3,736	—	3,736
Repurchase agreements	2,375	1,876	4,251
Deposits	(2,029)	(1,414)	(3,443)
Junior subordinated debentures	460	—	460

Total interest bearing liabilities	5,236	462	5,698

Change in net interest income	$24,712	$8,525	$33,237

Provision and Allowance for Loan Losses

The provision for loan losses was $25.5 million for the year ended December 31, 2004 compared to $17.8 million for the year ended December 31, 2003.

The total allowance for loan losses was $25.6 million at December 31, 2004 compared with $24.7 million at December 31, 2003, representing 5.13% of automobile contracts, less unearned discount, at December 31, 2004 and 6.53% at December 31, 2003. Additionally, unearned discounts on loans totaled $24.8 million at December 31, 2004 compared with $14.9 million at December 31, 2003, representing 4.74% of automobile contracts at December 31, 2004 and 3.76% at December 31, 2003.

Annualized net charge-offs to average automobile contracts were 5.42% for the year ended December 31, 2004 compared with 5.65% for the year ended December 31, 2003.

For more information, see “—Critical Accounting Policies.”

Non-interest Income

Non-interest income increased $1.0 million to $3.1 million in 2004 from $2.1 million in 2003, due principally to an increase in net gain on sale of securities of $0.5 million.

Non-interest Expense

Non-interest expense increased $13.7 million to $54.9 million in 2004 from $41.2 million in 2003. This increase primarily reflects an increase in salaries, employee benefits and other personnel costs of approximately $6.5 million associated with the expansion of our automobile finance operations. In addition, occupancy expense increased $0.6 million reflecting the costs associated with maintaining and expanding the branch offices in the automobile finance lending area. During 2004, we opened 17 new branches for a total of 87 branches at December 31, 2004. During 2004 we recognized a loss in market value of $2.2 million on derivative instruments used to hedge our interest rate risk in our fixed rate loan portfolio. For more information, see “—Critical Accounting Policies.”

Income Taxes

Income taxes increased $5.2 million to $13.1 million in 2004 from $7.9 million in 2003. This increase occurred primarily as a result of a $13.4 million increase in taxable income from continuing operations before income taxes.

Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002

General

Net income in 2003 was $13.9 million, or $0.79 per diluted share, compared with $6.5 million, or $0.39 per diluted share for 2002.

Interest income in 2003 increased to $97.8 million compared with $67.0 million in 2002 while net interest income increased to $76.5 million in 2003 from $50.7 million in 2002. Gross automobile receivables were $405.1 million at December 31, 2003 compared to $294.9 million at December 31, 2002, accounting for much of the increase in interest income and net interest income. Additionally, as of January 1, 2003, we began accreting the unearned discount on purchased contracts as an adjustment to yield over the life of the automobile contract.

Interest Income

Interest income, including discontinued operations, increased to $97.8 million in 2003 from $67.0 million in 2002 due primarily to a $535.8 million increase in average interest earning assets, partially offset by a 165 basis point decrease in the weighted average interest rate on interest earning assets. The largest components of growth in our average interest earning assets were automobile contracts, which increased $91.9 million in 2003 and investment securities, which increased $444.5 million in 2003. The increase in automobile contracts principally resulted from the purchase of additional automobile contracts in existing and new markets consistent with the planned growth of this business unit. The increase in investment securities was primarily a result of the increase in assets required for the Bank to meet the Qualified Thrift Lender, or QTL, test under federal regulations, requiring a specified level of qualified thrift investments.

The decline in the average yield on interest earning assets was principally due to a general decline in the market interest rates and to the increase in securities, which have lower yields compared to loans. Securities, with an average yield of 1.78%, comprised 72% of our average interest earning assets for 2003. Securities, with an average yield of 2.74%, comprised 64% of our average interest earning assets for 2002.

Interest Expense

Interest expense, including discontinued operations, increased to $21.3 million in 2003 from $16.3 million in 2002, due to a $527.6 million increase in average interest bearing liabilities, partially offset by a 84 basis point decrease in the weighted average interest rate on interest bearing liabilities. The largest components of the increase in interest bearing liabilities were deposits of the Bank, which increased to an average balance of $476.4 million in 2003 from an average balance of $405.5 million in 2002, and borrowings under repurchase agreements, which increased to an average balance of $755.8 million in 2003 from an average balance of $260.1 million in 2002. The increase in borrowings under repurchase agreements resulted from the necessity to increase assets to comply with the QTL test of the OTS.

The average cost of deposits decreased to 2.95% in 2003 from 3.37% in 2002, generally as a result of a decrease in market interest rates and the repricing of deposits to these lower market rates.

Average Balance Sheets

The following tables set forth information for the years ended December 31, 2003 and 2002. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities allocated to continuing operations, respectively, for the periods shown. The yields and costs include fees, which are considered adjustments to yields.

	Year Ended December 31,
	2003			2002
	Average Balance(1)	Interest	Average Yield/ Cost	Average Balance(1)	Interest	Average Yield/ Cost
	(Dollars in thousands)
Assets
Interest earnings assets
Securities	$931,555	$16,597	1.78%	$487,015	$13,344	2.74%
Mortgage loans, net(2)	—	—	—%	121	3	2.48%
Insurance premium finance loans, net(3)	39,289	4,459	11.35%	39,790	5,301	13.32%
Automobile installment contracts, net(4)	321,413	81,197	25.26%	229,499	53,661	23.38%

Total interest earning assets	$1,292,257	$102,253	7.91%	$756,425	$72,309	9.56%

Non-interest earning assets	42,030			34,741

Total assets	$1,334,287			$791,166

Liabilities and Equity
Interest bearing liabilities
Deposits	$476,429	$14,048	2.95%	$405,540	$13,676	3.37%
Repurchase agreements	755,755	9,098	1.20%	260,139	4,650	1.79%
FHLB advances	—	—	—%	38,947	824	2.12%

Total interest bearing liabilities	1,232,184	$23,146	1.88%	704,626	$19,150	2.72%

Non-interest bearing liabilities	8,220			7,360

Total liabilities	1,240,404			711,986
Equity	93,883			79,180

Total liabilities and equity	$1,334,287			$791,166

Net interest income before provision for loan losses		$79,107			$53,159

Net interest rate spread(5)			6.03%			6.84%
Net interest margin(6)			6.12%			7.03%
Ratio of interest earning assets to interest bearing liabilities			104%			107%

(1)	Average balances are computed on a month-end basis.

(2)	Net of deferred loan origination fees, allowance for loan losses, unamortized discounts and premiums; includes non-performing loans.
(3)	Net of allowance for loan losses, includes non-performing loans.
(4)	Net of unearned finance charges and allowance for loan losses; includes non-performing loans.
(5)	Net interest rate spread represents the difference between the yield on interest earning assets and the cost of interest bearing liabilities.
(6)	Net interest margin represents net interest income divided by average interest earning assets.

Rate and Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities have affected our interest income and interest expense from continuing operations during the periods indicated. Information is provided in each category with respect to changes attributable to changes in volume (changes in volume multiplied by prior rate), changes attributable to changes in rate (changes in rate multiplied by prior volume) and the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
	Increase (Decrease)
	Volume	Rate	Net
	(In thousands)
Interest earning assets:
Securities	$5,274	$(2,021)	$3,253
Mortgage loans, net	(2)	(1)	(3)
Insurance premium finance loans, net	(66)	(776)	(842)
Automobile installment contracts, net	22,931	4,605	27,536

Total interest earning assets	28,136	1,808	29,944

Interest bearing liabilities:
Deposits	1,323	(951)	372
Repurchase agreements	5,368	(920)	4,448
FHLB advances	(412)	(412)	(824)

Total interest bearing liabilities	6,279	(2,283)	3,996

Change in net interest income	$21,858	$4,090	$25,948

Provision and Allowance for Loan Losses

The provision for loan losses was $17.8 million for the year ended December 31, 2003 compared to $12.8 million for the year ended December 31, 2002. The provision for 2003 reflects a provision expense of $17.8 million in UACC largely due to a change in accounting estimate described above in “—Critical Accounting Policies.”

The total allowance for loan losses was $24.7 million at December 31, 2003 compared with $27.1 million at December 31, 2002, representing 6.53% of automobile contracts, less unearned discount, at December 31, 2003 and 9.76% at December 31, 2002. Additionally, unearned discounts on loans totaled $14.9 million at December 31, 2003, representing 3.76% of automobile contracts. No unearned discount was recorded at December 31, 2002 because we allocated the original discount to allowance for loan losses prior to January 1, 2003. For more information, see “—Critical Accounting Policies.”

Annualized net charge-offs to average automobile contracts were 5.65% for the year ended December 31, 2003 compared with 6.33% for the year ended December 31, 2002. The allowance for loan losses for 2003 was favorably impacted by the recovery of $0.5 million from the State of California for refund of sales taxes on repossessed automobiles. We applied for this refund of sales taxes based on a memorandum of opinion issued by the Board of Equalization of the State of California in 2000 wherein the State of California was required to refund sales taxes that had been paid on the loss portion of a repossessed automobile since January 1999. All amounts charged-off on an automobile loan are charged to the allowance for loan losses. Thus, when we received a refund of sales taxes from the State of California, we returned the entire portion of that sales tax refund to the allowance account.

Non-interest Income

Non-interest income increased $0.7 million to $2.1 million in 2003 from $1.4 million in 2002. The increase resulted partially from $0.2 million of interest on income tax refunds received from the State of California for 1997 and 1998.

Non-interest Expense

Non-interest expense increased $8.1 million to $41.2 million in 2003 from $33.1 million in 2002. This increase primarily reflects an increase in salaries, employee benefits and other personnel costs of approximately $6.1 million associated with the expansion of our automobile finance operations. In addition, occupancy expense increased $0.7 million reflecting the costs associated with maintaining and expanding the branch offices in the automobile finance lending area. During 2003, we opened 16 new branches for a total of 70 branches at December 31, 2003.

Income Taxes

Income taxes increased $5.5 million to $7.9 million in 2003 from $2.4 million in 2002. This increase occurred primarily as a result of a $13.3 million increase in taxable income from continuing operations before income taxes and cumulative affect of change in accounting principle.

Financial Condition

Comparison of Financial Condition at June 30, 2005 and December 31, 2004

Total assets decreased $331.9 million, to $1,083.0 million at June 30, 2005, from $1,414.9 million at December 31, 2004. The decrease resulted primarily from a $369.7 million decrease in securities available for sale to $418.4 million at June 30, 2005 from $788.1 million at December 31, 2004 and a $72.1 million decrease in assets of discontinued operations, partially offset by a $15.3 million increase in cash and cash equivalents and a $86.6 million increase in loans to $585.9 million at June 30, 2005 from $499.3 million at December 31, 2004. The increase in loans resulted from the purchasing of additional automobile contracts in existing and new markets consistent with planned growth in our automobile finance business.

Warehouse line of credit borrowing decreased to $90.7 million as of June 30, 2005 from $101.8 million as of December 31, 2004 due to the completion of a $195.0 million securitization in April 2005 partially offset by borrowings to fund additional automobile contracts.

Securitization notes payable increased to $425.9 million at June 30, 2005 from $352.6 million at December 31, 2004 due to the completion of a $195.0 million securitization in April 2005, partially offset by payments on the automobile contracts backing the securitization notes payable.

Repurchase agreements decreased $337.4 million to $407.9 million at June 30, 2005 from $745.3 million at December 31, 2004. This decrease is the result of excess funds from pay downs and maturities in the securities portfolio, as well as the sale of a portion of the securities portfolio, which were used to repay repurchase agreements.

Shareholders’ equity increased to $142.0 million at June 30, 2005 from $124.3 million at December 31, 2004, primarily as a result of net income of $13.3 million during the six months ended June 30, 2005.

Comparison of Financial Condition at December 31, 2004 and December 31, 2003

Total assets decreased $248.5 million, to $1,414.9 million at December 31, 2004 from $1,663.4 million at December 31, 2003. The decrease occurred primarily as a result of a $414.4 million decrease in securities available for sale, which decreased to $788.1 million at December 31, 2004 from $1,202.4 million at December 31, 2003 partially offset by a $126.8 million increase in loans, which increased to $524.2 million at December 31, 2004 from $397.4 million at December 31, 2003.

Loans increased as a result of planned expansion in our automobile finance business. Securities available-for-sale decreased as a result of our decision to decrease the amount of securities funded with repurchase agreements.

Premises and equipment increased $0.3 million to $3.5 million at December 31, 2004 from $3.2 million at December 31, 2003 primarily as a result of the continuing growth of our automobile finance business.

Deposits decreased $426.5 million, to $71.9 million at December 31, 2004 from $498.4 million at December 31, 2003. The deposit decrease is a result of our decision to exit the thrift charter and to fund our operations with commercial securitizations and warehouse borrowings.

Securitization notes payable increased to $352.6 million at December 31, 2004 from none at December 31, 2003 due to the completion of our initial securitization of automobile contracts in the third quarter of 2004 as part of our plan to eliminate the reliance on insured deposits as our funding source.

Warehouse borrowings increased to $101.8 million at December 31, 2004 from none at December 31, 2003 due to the implementation of our first warehouse borrowing facility in the third quarter of 2004 as part of our plan to eliminate the reliance on insured deposits as our funding source.

Other interest bearing liabilities include borrowings under repurchase agreements. Borrowings under repurchase agreements were $745.3 million as of December 31, 2004 as compared with $1,052.2 million as of December 31, 2003. The decrease in borrowings under repurchase agreements was primarily due to our decision to decrease the amount of securities funded with repurchase agreements.

Shareholders’ equity increased to $124.3 million at December 31, 2004 from $96.1 million at December 31, 2003, as a result of our 2004 profit of $23.7 million and a $4.2 million increase from the exercise of stock options and related tax benefits in 2004, partially offset by a $0.3 million reduction of unrealized gain on securities.

Comparison of Financial Condition at December 31, 2003 and December 31, 2002

Total assets increased $720.0 million, to $1,663.4 million at December 31, 2003 from $943.4 million at December 31, 2002. The increase occurred primarily as a result of a $599.1 million increase in securities available for sale, which increased to $1,202.4 million at December 31, 2003 from $603.3 million at December 31, 2002 and a $114.8 million increase in loans, which increased to $397.4 million at December 31, 2003 from $282.6 million at December 31, 2002.

Loans increased largely as a result of planned expansion in our automobile loan portfolio. Securities available-for-sale increased as a result of the conversion of short-term investments and the reinvestment of proceeds of increased borrowings under repurchase agreements. The increase in the assets was required in order for us to meet the QTL test under federal regulatory regulations.

Premises and equipment increased $0.5 million to $3.2 million at December 31, 2003 from $2.7 million at December 31, 2002 primarily as a result of the continuing growth of our automobile finance business.

Deposits increased $29.9 million, to $498.4 million at December 31, 2003 from $468.5 million at December 31, 2002. Retail deposits increased $31.3 million, which increased to $344.0 million at December 31, 2003 from $312.7 million at December 31, 2002, including internet originated deposits.

Other interest bearing liabilities include FHLB advances and borrowings under repurchase agreements. FHLB advances for the purchase of securities are included as repurchase agreements. Borrowings under repurchase agreements were $1,052.2 million as of December 31, 2003 compared with $384.6 million as of December 31, 2002. The increase in borrowings under repurchase agreements was primarily due to our use of wholesale borrowings to fund the purchase of investment securities to meet the QTL test under federal regulatory requirements.

Net deferred tax assets were $7.6 million at December 31, 2003 due principally to temporary differences in the recognition of reserves for loan losses.

Shareholders’ equity increased to $96.1 million at December 31, 2003 from $81.8 million at December 31, 2002, as a result of our 2003 profit of $13.9 million and a $1.2 million increase from the exercise of stock options in 2003, partially offset by a $0.8 million reduction of unrealized gain on securities.

Management of Interest Rate Risk

The principal objective of our interest rate risk management program is to evaluate the interest rate risk inherent in our business activities, determine the level of appropriate risk given our operating environment, capital and liquidity requirements and performance objectives and manage the risk consistent with guidelines approved by our Board of Directors. Through such management, we seek to reduce the exposure of our operations to changes in interest rates.

Our profits depend, in part, on the difference, or “spread,” between the effective rate of interest received on the loans we originate and the interest rates paid on our financing facilities, which can be adversely affected by movements in interest rates.

The automobile contracts purchased and held by us are written at fixed interest rates and, accordingly, have interest rate risk while such contracts are funded with warehouse borrowings because the warehouse borrowings accrue interest at a variable rate. Prior to closing our first securitization, while we were shifting the funding source of our automobile finance business to the public capital markets through securitizations and warehouse facilities, we entered into forward agreements in order to reduce the interest rate risk exposure on our securitization notes payable. The market value of these forward agreements was designed to respond inversely to changes in interest rates. Because of this inverse relationship, we were able to effectively lock in a gross interest rate spread for our automobile contracts held in portfolio prior to the sale of the securitization notes payable. Losses related to these agreements were recorded on our Consolidated Statements of Operations during the quarter we purchased the forward agreements, because the derivative transactions did not meet the accounting requirements to qualify for hedge accounting in order to amortize them over the life of the automotive contracts.

We are not currently utilizing interest rate hedging instruments because we plan to enter into a new securitization every six months and therefore will only fund the acquisition of approximately six months of automobile contracts at variable interest rates with our warehouse facility prior to locking a gross interest rate spread through the sale of securitization notes payable at fixed interest rates.

Liquidity and Capital Resources

General

We require substantial cash and capital resources to operate our business. Our primary funding sources are warehouse credit lines, securitizations and retained earnings.

Our primary uses of cash include:

•	acquisition of automobile contracts;

•	interest expense;

•	operating expenses; and

•	securitization costs.

The capital resources available to us include:

•	interest income on automobile contracts;

•	servicing fees that we earn under our securitizations;

•	releases from the spread accounts relating to the securitizations;

•	securitization proceeds;

•	borrowings under our credit facilities;

•	commercial repurchase agreements; and

•	equity in our securities portfolio in excess of corresponding repurchase agreements.

Management believes that the resources available to us will provide the needed capital to fund purchases of automobile contracts, investments in our branch network and servicing capabilities and ongoing operations.

Securitizations

We completed our first securitization in the third quarter of 2004 and our second securitization in the second quarter of 2005. These securitizations are structured as on-balance-sheet transactions, recorded as secured financings. Regular contract securitizations are an integral part of our business plan going forward in order to increase our liquidity and reduce risks associated with interest rate fluctuations. We have developed a securitization program that involves selling interests in pools of our automobile contracts to investors through the public issuance of AAA/Aaa rated asset-backed securities. Upon the issuance of securitization notes payable, we retain the right to receive over time excess cash flows from the underlying pool of automobile contracts.

In our securitizations to date, we transferred our automobile contracts to a newly formed owner trust, which issued the securitization notes payable. The net proceeds of our first securitization were used to replace the Bank’s deposit liabilities.

To improve the achievable securitization advance rate from the sale of securitized automobile contracts, we have arranged for credit enhancement to improve the credit rating on the asset-backed securities issued. This credit enhancement for our first two securitizations was in the form of a financial guaranty insurance policy issued by AMBAC Insurance Corporation insuring the payment of principal and interest due on the asset-backed securities.

Warehouse Facility

As of August 20, 2005 we were party to one $250 million warehouse facility, which we use to fund our automobile finance operations to purchase automobile contracts pending securitization. Under the terms of the facility, our indirect subsidiary, UPFC Funding Corp., may obtain advances on a revolving basis by issuing notes to the participating lenders and pledging for each advance a portfolio of automobile receivables. UPFC Funding Corp. purchases the automobile receivables from UACC and UACC services the automobile receivables, which are held by a custodian. We have provided an absolute and unconditional and irrevocable guaranty of the full and punctual payment and performance, of all liabilities, agreements and other obligations of UACC under the warehouse facility.

Whether we may obtain further advances under the facility depends on, among other things, the performance of the automobile receivables that are pledged under the facility and whether we comply with certain financial covenants contained in the sale and servicing agreement. We were in compliance with the terms of such financial covenants as of June 30, 2005. The performance, timing and amount of cash flows from automobile contracts varies based on a number of factors, including:

•	the yields received on automobile contracts;

•	the rates and amounts of loan delinquencies, defaults and net credit losses;

•	how quickly and at what price repossessed vehicles can be resold; and

•	how quickly new automobile finance branches become cash flow positive.

Other Sources of Funds

The collection of principal and interest from automobile contracts purchased and securitized and the release of cash from the securitization-spread account is another source of significant funds for us. Pursuant to the securitization, we receive cash released from the trustee from the spread account on the securitization once the spread account reaches a predetermined funding level. The amount released from the spread account over time represents the return of the initial deposits to such account as well as the release of the excess spread on the securitized automobile contracts.

For future securitizations, collections of principal and interest may be deposited into collection accounts established in connection with the securitization. We may receive access to the amounts deposited into collection accounts and amounts held in the spread account for these securitizations. We use the amounts received in our daily operations, although delinquency or charge off rates in a securitization that exceed established triggers, will require that amounts being held in spread accounts increase.

Subordinated Debentures

In 2003, we issued junior subordinated debentures in the amount of $10.3 million to a subsidiary trust, UPFC Trust I, to enhance our liquidity. UPFC Trust I in turn issued $10.0 million of company-obligated mandatorily redeemable preferred securities.

Deposits

As of December 31, 2004, we had deposits remaining in the Bank of $71.9 million. These deposits were under contract for sale at that date and were sold on February 5, 2005. The Bank dissolved upon cancellation of its federal thrift charter as of February 11, 2005. Accordingly, we will no longer have access to insured deposits to fund our operations.

Aggregate Contractual Obligations

The following table provides the amounts due under specified obligations for the periods indicated as of June 30, 2005.

	Less than 1 Years	1 Year to 3 Years	4 Years to 5 Years	More Than 5 Years	Total
	(In thousands)
Warehouse line of credit	$90,664	—	—	—	$90,664
Securitization notes payable	199,417	177,707	48,748	—	425,872
Repurchase agreements	407,904	—	—	—	407,904
Operating lease obligations	3,807	5,329	2,578	—	11,714
Junior subordinated debentures	—	—	—	10,310	10,310

Total	$701,792	$183,036	$51,326	$10,310	$946,464

The obligations are categorized by their contractual due dates, except securitization borrowings that are categorized by the expected repayment dates. We may, at our option, prepay the junior subordinated debentures prior to their maturity date. Furthermore, the actual payment of certain current liabilities may be deferred into future periods.

Lending Activities

Summary of Loan Portfolio

At June 30, 2005, our net loan portfolio, net of unearned finance charges, consisted of $616.2 million. The following table sets forth the composition of our loan portfolio at the dates indicated.

	June 30, 2005	December 31,
		2004	2003	2002
	(In thousands)
Automobile contracts	$620,370	$528,761	$405,085	$291,689
Other consumer loans	—	4	49	80

Total loans	620,370	528,765	405,134	291,769
Unearned discounts(1)	(30,268)	(24,827)	(14,932)	—
Unearned finance charges(1)	(4,194)	(4,595)	(7,717)	(9,171)
Allowance for loan losses(1)	(26,374)	(25,593)	(24,982)	(27,586)

Total loans, net	$559,534	$473,750	$357,503	$255,012

(1)	See “—Critical Accounting Policies.”

Loan Maturities

The following table sets forth the dollar amount of automobile contracts maturing in our automobile contracts portfolio at June 30, 2005 and December 31, 2004 based on final maturity. Automobile contract balances are reflected before unearned discounts and premiums and allowance for loan losses.

As of June 30, 2005	One Year or Less	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	More Than 5 Years to 10 Years	Total Loans
	(In thousands)
Total loans(1)	$12,482	$195,525	$405,899	$2,270	$616,176

As of December 31, 2004	One Year or Less	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	More Than 5 Years to 10 Years	Total Loans
	(In thousands)
Total loans(1)	$11,038	$174,508	$337,416	$1,208	$524,170

(1)	Net of unearned finance charges.

Classified Assets and Allowance for Loan Losses

Our policy is to maintain an allowance for loan losses to absorb inherent losses, which may be realized on our portfolio. These allowances are general valuation allowances for estimates for probable losses not specifically identified. The total allowance for loan losses was $26.4 million at June 30, 2005 compared with $25.6 million at December 31, 2004 representing 4.50% of automobile contracts at June 30, 2005 and 5.13% at December 31, 2004. Additionally, unearned discounts on loans totaled $30.3 million at June 30, 2005 compared with $24.8 million at December 31, 2004, representing 4.91% of loans at June 30, 2005 and 4.74% at December 31, 2004.

Allowance for Loan Losses

Following is a summary of the changes in our consolidated allowance for loan losses for the periods indicated.

	At or For the Six Months Ended June 30, 2005	At or For the Year Ended December 31,
		2004	2003	2002
	(Dollars in thousands)
Allowance for Loan Losses
Balance at beginning of year	$25,593	$24,982	$27,586	$16,807
Provision for loan losses—continuing operations(1)	12,558	25,516	17,771	12,783
Charge-offs	(12,765)	(26,386)	(22,000)	(17,927)
Recoveries	998	1,481	1,625	866
Net charge-offs	(11,777)	(24,905)	(20,375)	(17,061)
Acquisition discounts allocated to loss allowance(1)	—	—	—	15,057

Balance at end of year	$26,374	$25,593	$24,982	$27,586

Annualized net charge-offs to average loans	4.56%	5.42%	5.65%	6.33%
Ending allowance to period end loans	4.50%	5.13%	6.53%	9.76%

(1)	See “—Critical Accounting Policies.”

The following table sets forth the remaining balances of all loans that were more than 30 days delinquent at June 30, 2005, December 31, 2004, 2003 and 2002.

	June 30, 2005		December 31,
			2004		2003		2002
	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans
	(Dollars in thousands)
Loan Delinquencies
30 to 59 days	$2,288	0.37%	$2,522	0.48%	$2,015	0.49%	$1,316	0.44%
60 to 89 days	577	0.09%	856	0.16%	674	0.17%	581	0.20%
90+ days	358	0.06%	416	0.08%	390	0.10%	251	0.09%

Total	$3,223	0.52%	$3,794	0.72%	$3,079	0.76%	$2,148	0.73%

Nonaccrual and Past Due Loans

Our policy is to charge off loans delinquent in excess of 120 days.

The following table sets forth the aggregate amount of nonaccrual loans (net of unearned discounts, premiums and unearned finance charges) at the periods indicated.

	June 30, 2005	December 31,
		2004	2003	2002
	(Dollars in thousands)
Nonaccrual loans
Total nonaccrual loans	$6,445	$7,169	$5,713	$4,734

Nonaccrual loans as a percentage of total loans	1.04%	1.36%	1.41%	1.61%
Allowance for loan losses as a percentage of total loans	4.50%	5.13%	6.53%	9.76%

Recent Accounting Developments

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. We are required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004 the Interpretation is applied beginning January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interest of the variable interest entity initially are measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practical, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the variable interest entity. We have evaluated the impact of applying FIN 46R to existing variable interest entities in which it has variable interests. The adoption of FIN 46R did not have a material impact on our consolidated financial statements. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accounts issued Statement of Position 03-03, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, or SOP 03-03. This SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by an entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of a loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management believes that this pronouncement will not have a material impact on our consolidated financial position and results of operations. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

In March 2004, the FASB issued Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This EITF describes a model that involves three steps: (a) determination of whether an investment is impaired, (b) determination of whether the impairment is other-than-temporary, and (c) recognition of the impairment loss in earnings. The EITF also requires several additional disclosures for cost-method investments. The EITF’s impairment accounting guidance is effective for reporting periods beginning after June 15, 2004. Our adoption of this EITF will not have a material impact on our consolidated financial statements. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123-R, Share-Based Payment, which requires that the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements. That cost will be measured based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123-R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

SFAS No. 123-R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value-based model of Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the preferable fair-value method.

Publicly held companies that are not Small Business Issuers are required to apply SFAS No. 123-R at the beginning of their next fiscal year. Thus, our consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2004 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards. Management believes the adoption of this pronouncement will not have material effect on our consolidated financial statements. As of June 30, 2005, this pronouncement had no impact on the consolidated financial statements.

Also, in December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured using the estimated fair value of the assets exchanged. SFAS No. 153 eliminates the narrow exception for nonmonetary exchanges of similar productive assets, and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has “commercial substance” if the future cash flows of the entity are expected to change significantly as a result of the transaction. This pronouncement is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. Management believes the adoption of this pronouncement will not have material effect on our consolidated financial statements. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

The FASB has issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes in Interim Financial Statements, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the International Accounting Standards Board. Among other changes, FAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. FAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. Management does not expect the adoption of FAS 154 to have a material effect on the consolidated financial statements. As of June 30, 2005, this pronouncement had no impact on the consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by us to have a material impact on our present or future consolidated financial statements.

OUR COMPANY

Automobile Finance

Overview

We are a specialty finance company engaged in non-prime automobile finance, which includes the purchase, warehousing, securitization and servicing of automobile installment sales contracts originated by independent and franchised dealers of used automobiles. We purchase automobile contracts primarily from dealers in used automobiles. We provide financing to borrowers who typically have limited or impaired credit histories that restrict their ability to obtain loans through traditional sources. We conduct our automobile finance business through our wholly-owned subsidiary United Auto Credit Corporation, or UACC, which we established in 1996 initially as a subsidiary of the Bank.

Our business strategy includes controlled expansion through a national retail branch network and branches are generally located in proximity to dealers and borrowers. The branch manager of each branch is responsible for underwriting and purchasing automobile contracts and providing focused servicing and collections. The branch network is closely managed and supervised by our regional managers and divisional vice presidents. We believe our branch network operations enable branch managers to develop strong relationships with our primary customers, the automobile dealers. Through our branches, we provide a high level of service to the dealers by providing consistent credit decisions, typically same-day funding and frequent branch manager contact. We believe that this branch network and management structure also enhances our risk management and collection functions.

The following map shows our branch locations as of June 30, 2005.

At June 30, 2005, we had a total of 97 branches in 29 states, of which four were opened in 1996, five in 1997, five in 1998, six in 1999, eight in 2000, 12 in 2001, 14 in 2002, 16 in 2003, 17 in 2004 and 10 in the first half of 2005. We intend to open an additional 10 branches in the second half of 2005. We expect to open a similar number of branches each year for the foreseeable future. Typically, branches reach a mature level of outstanding loans three to four years after opening and, on average, reach approximately 38% of that level after one year and approximately 73% of that level after two years. As a result, branches typically reach their profitability break-even by the end of year one, then continue to increase their profitability in years two and three and generally reach their full profitability three to four years after opening. We believe this maturing effect creates substantial growth potential in our current branch network. Our automobile contract portfolio grew to $616.2 million at June 30, 2005, from $524.2 million at December 31, 2004, $397.4 million at December 31, 2003 and $282.5 million at December 31, 2002, representing a compounded annual growth rate of 37%.

To ensure successful branch network expansion, we focus on hiring and developing local, experienced branch-level management. Before joining our company, our branch managers average more than 12 years of experience in the auto finance industry, primarily with captive finance companies, including GMAC, Ford Motor Credit, Toyota Credit and Chrysler Credit. We provide extensive management training at our corporate headquarters at time of hire and several times each year thereafter to ensure consistency of credit decisions and operations. We grant stock options to all branch managers upon hiring, outline a clear career path for all employees and reward success with advancement within the organization, which we believe has enabled us to attract, retain and promote experienced personnel. All of our current regional managers and divisional vice presidents have been promoted from within.

Each of our branch managers is responsible for day-to-day operations, subject to centralized risk management controls. All automobile contracts are underwritten and serviced at the local branch level to place specific accountability for credit decisions and collections on branch management. This is coupled with close supervision of underwriting and credit at each branch by our regional managers and divisional vice presidents, as well as by senior management at our corporate headquarters. Because of our stringent underwriting guidelines, we generally purchase only one contract for every nine automobile loan applications we review.

Non-prime Automobile Finance Industry

Automobile financing is one of the largest consumer finance markets in the United States. The automobile finance industry can be divided into two principal segments: a prime credit market and a non-prime credit market. Traditional automobile finance companies, such as commercial banks, savings institutions, credit unions and captive finance companies of automobile manufacturers, generally lend to the most creditworthy, or so-called prime, borrowers. The non-prime automobile credit market, in which we operate, provides financing to borrowers who generally cannot obtain financing from traditional lenders.

Historically, traditional lenders have not serviced the non-prime market or have done so only through programs that were not consistently available. Independent companies specializing in non-prime automobile financing and subsidiaries of larger financial services companies currently compete in this segment of the automobile finance market, which we believe remains highly fragmented, with no single company having a significant share of the market.

Operating Summary for Automobile Finance Business

The following table presents a summary of our key operating and statistical results for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2005.

	At or for the Six Months Ended June 30, 2005	At or for the Years Ended December 31,
		2004	2003	2002
	(Dollars in thousands, except for averages)
Operating Data
Contracts purchased	$240,068	$346,284	$265,429	$184,399
Contracts outstanding at period end	620,370	528,766	405,134	291,689
Unearned finance charges	(4,194)	(4,595)	(7,717)	(9,171)
Net contracts outstanding after unearned finance charges	616,176	524,170	397,417	282,518
Unearned discounts	(30,268)	(24,827)	(14,932)	—
Average purchase discount	6.42%	6.47%	6.81%	7.06%
Unearned discount (% of net contracts)(1)	4.91%	4.74%	3.76%	—
Annual average percentage rate to customers	22.74%	22.74%	22.57%	22.25%
Average yield on automobile contracts, net	28.40%	27.59%	25.26%	23.38%

Loan Quality Data
Allowance for loan losses	$26,374	$25,593	$24,982	$27,586
Allowance for loan losses (% of net contracts less unearned discount)(1)	4.50%	5.13%	6.53%	9.76%
Delinquencies (% of net contracts)
31-60 days	0.37%	0.48%	0.49%	0.44%
61-90 days	0.09%	0.16%	0.17%	0.20%
90+ days	0.06%	0.08%	0.10%	0.09%
Net charge-offs (% of average net contracts)	4.56%	5.42%	5.65%	6.33%
Repossessions (net) (% of net contracts)	0.52%	0.64%	0.65%	0.88%

Portfolio Data
Used vehicles	99.0%	99.0%	99.0%	99.0%
Average vehicle age at time of contract (years)	5.3	4.7	4.7	5.1
Average original contract term (months)	50.0	49.5	48.8	47.7
Average gross amount financed as a percentage of WSB(2)	116%	117%	114%	115%
Average net amount financed as a percentage of WSB(3)	111%	113%	111%	107%
Average net amount financed per contract(3)	$9,286	$9,095	$8,771	$8,731
Average down payment	18.6%	18.3%	18.0%	17.3%
Average monthly payment	$290	$287	$280	$281

Other Data
Number of branches	97	87	70	54

(1)	Commencing on January 1, 2003, we began to allocate purchase price entirely to automobile contracts and unearned discount at the time of purchase. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”
(2)	WSB represents (a) Kelly Wholesale Blue Book for used vehicles, (b) National Automobile Dealers Association trade-in value or (c) Black Book clean value.
(3)	Net amount financed equals the gross amount financed less unearned finance charges and discounts.

Products and Pricing

Our business is focused on transactions that involve used automobiles with an average age of four to six years and an average original contract term of 48 to 52 months.

The target profile of a borrower includes average time on the current job of four to five years, average time at current residence of four to five years, an average ratio of total debt to total income of 32% to 35% and an average ratio of total monthly automobile payments to total monthly income of 12% to 15%.

The automobile purchaser applies for and enters into an automobile installment contract with the dealer. We purchase the automobile contract from the dealer at a discount from face value, which increases the effective yield on such automobile contract. As of June 30, 2005, the average annual rate to customers was 22.7% for our portfolio of automobile contracts and the average yield on automobile contracts, including the accretion of unearned discounts, was 28.4%, compared to 22.7% and 27.4%, respectively, as of December 31, 2004.

Sales and Marketing

Our main customers are the automobile dealers from which we purchase our automobile contracts. To enhance our profitability, we strive to compete primarily on the level of service that we provide, instead of by making concessions on pricing or credit quality. Because of their close proximity to the local dealer base, our branches are able to provide superior service to these dealers. Customer service is centered around frequent management contact, clear underwriting parameters, consistent credit decisions, quick approval and typical same-day funding.

We market our financing program to both independent and franchised dealers of used automobiles. Our experienced local staff seeks to establish strong relationships with dealers in their vicinity. Our marketing approach emphasizes scheduled calling programs, marketing materials and consistent follow-up. We use facsimile software programs to send marketing materials to dealers with whom we have established or potential relationships on a twice-weekly basis in each branch market.

We solicit business from dealers through our branch managers who meet with dealers and provide information about our programs, train dealer personnel in our program requirements and assist dealers in identifying consumers who qualify for our programs. In order to both promote asset growth and achieve required levels of credit quality, we compensate our branch managers with a base salary and a bonus of up to 20% of base salary that recognizes the achievement of low delinquency ratios, low charge-off percentages, volume and return on average assets targets established for the branch, as well as satisfactory internal audit results. The bonus calculation stresses loan quality with 83% based on credit quality, internal audit performance, profitability and qualitative merits, and with 17% based on contract purchase volume. When a branch decides to begin doing business with a dealer, a dealer profile and investigation worksheet is completed. Together with the dealer, we enter into an agreement that provides us with recourse to the dealer in the event of dealer fraud or a breach of the dealer’s representations and warranties. Branch management periodically monitors each dealer’s overall performance and inventory to ensure a satisfactory quality level, and regional managers regularly conduct internal audits of the overall branch performance as well as individual dealer performance.

As of June 30, 2005, 12% of our automobile contracts were written by our California branches, compared to 14% in 2004, 16% in 2003, and 20% in 2002. In addition to diversifying our geographic concentrations, we maintain a broad dealer base to avoid dependence on a limited number of dealers. At June 30, 2005, no dealer accounted for more than 0.4% of our portfolio and the ten dealers from which we purchased the most automobile contracts accounted for approximately 3.0% of our aggregate portfolio.

Underwriting Standards and Purchase of Automobile Contracts

Underwriting Standards and Purchase Criteria

Dealers submit credit applications directly to our branches. We use credit bureau reports in conjunction with information on the credit application to make a final credit decision or a decision to request additional information. Only credit bureau reports that have been obtained directly by us from the credit bureaus are acceptable. In addition, and prior to the approval of any credit application, we typically verify, among other things, the customer’s employment, income and residence.

Our credit policy places specific accountability for credit decisions directly within the branches. The branch manager or assistant branch manager reviews all credit applications. In general, no branch manager has credit approval authority for contracts greater than $15,000. Any transaction that exceeds a branch manager’s approval limit must be approved by one of our regional managers, or divisional vice presidents, or by certain members of our senior management at our corporate offices.

Verification

Upon approving or conditioning any application, all required stipulations are presented to the dealer and must be satisfied before funding.

All dealers are required to provide us with written evidence of insurance in force on a vehicle being financed when submitting the automobile contract for purchase. Prior to funding an automobile contract, the branch must verify by telephone with the insurance agent the customer’s insurance coverage with us as loss payee. If we receive notice of insurance cancellation or non-renewal, the branch will notify the customer of his or her contractual obligation to maintain insurance coverage at all times on the vehicle. However, we will not “force place” insurance on an account if insurance lapses and, accordingly, we bear the risk of an uninsured loss in these circumstances.

Post-Funding Quality Reviews and Internal Audit Process

Our regional managers complete quality control reviews of newly purchased automobile contracts. These reviews focus on compliance with underwriting standards, the quality of the credit decision and the completeness of automobile contract documentation. Additionally, we complete quarterly internal branch audits that focus on compliance with our policies and procedures and the overall quality of branch operations and credit decisions. Each branch is audited quarterly by the respective regional manager, with review of the audit results by a divisional vice president and certain members of our senior management at our corporate offices. Additionally, we have retained an independent auditor to perform an annual audit of a sample of our branches for compliance with established policies and procedures.

Servicing and Collection

We service all of the automobile contracts that we purchase at the branch level.

Billing Process

We send each borrower a coupon book, which details the periodic loan payments. All payments are directed to the customer’s respective branch. We also accept payments delivered to the branch by a customer in person.

Collection Process

Our collection policy calls for the following sequence of actions to be taken with regard to all problem loans: (i) call the borrower at one day past due; (ii) immediate follow-up on all broken promises to pay; (iii) branch management review of all accounts at ten days past due; and (iv) regional manager or divisional vice president review of all accounts at 45 days past due.

We may consider extensions or modifications in collecting certain delinquent accounts. All extensions and modifications require the approval of branch management and are monitored by the regional manager and divisional vice president.

Repossessions

It is our policy to repossess the financed vehicle only if payments are substantially in default, the customer demonstrates an intention not to pay or the customer fails to comply with material provisions of the contract. All repossessions require the prior approval of the branch manager. In certain cases, following repossession, the customer is able to pay the balance due or bring the account current, thereby redeeming the vehicle.

When a vehicle is repossessed, it is generally sold at an automobile auction or, less frequently, through a private sale, and the sale proceeds are subtracted from the net outstanding balance of the loan with any remaining amount recorded as a loss. We generally pursue all customer deficiencies. The net outstanding balance of the loan is the loan balance less any unaccreted discount and warranty refunds.

Allowance for Loan Losses

Our policy is to charge-off accounts at the earlier of (i) the end of the month in which the collateral has been repossessed, and (ii) the date the account is delinquent in excess of 120 days.

Until December 31, 2002, allowances for expected losses over the life of the automobile contract were established when each contract was purchased from the dealer. The allowance was provided from the dealer discount that was taken on each transaction as an adjustment to yield of the automobile contract. Loss allowance analyses were performed regularly to determine the adequacy of current allowance levels. The loss allowances recorded at the time of purchase represented an estimate of expected losses over the lives of these automobiles contracts. We accounted for such contracts by static pool, stratified into six-month buckets, so that the credit risk in each individual static pool could be evaluated independently, on a periodic basis, in order to estimate the future losses within each pool. Additional provisions for credit losses were recognized immediately for pools whereby the remaining amount of the initial discount set aside was determined to be insufficient to cover losses expected to be incurred.

As of January 1, 2003, we began to allocate the purchase price entirely to automobile contracts and unearned income at the date of purchase. The unearned income is accreted as an adjustment to yield over the life of the contract. An allowance for credit losses is now established through provisions for losses recorded in income as necessary to provide for estimated contract losses in the next 12 months (net of remaining unearned income) at each reporting date. We expect that future results will reflect higher yields and higher provisions for credit losses being recorded from purchased automobile contracts. We accounted for such contracts by static pool, stratified into six-month buckets, so that the credit risk in each individual static pool could be evaluated independently, on a periodic basis, in order to estimate the future losses within each pool. This method of recording allowance for loan loss for the expected losses over the next 12 months instead of for the life of the loan will ultimately result in a decline in our allowance for loan loss as a percentage of loans outstanding over the next few years as the percentage of loans included at the 12 month estimate increases.

The following table reflects our cumulative losses (i.e., net charge-offs as a percent of original net contract balances) for contract pools (defined as the total dollar amount of net contracts purchased in a six-month period) purchased from April 2000 through December 2004. Contract pools subsequent to December 2004 were not included in this table because the loan pools were not seasoned enough to provide a meaningful comparison with prior periods.

Number of Months Outstanding	Apr. 2000 — Sept. 2000	Oct. 2000 — Mar. 2001	Apr. 2001 — Sept. 2001	Oct. 2001 — Mar. 2002	Apr. 2002 — Sept. 2002	Oct. 2002 — Dec. 2002(1)	Jan. 2003 — Jun. 2003	Jul 2003 — Dec. 2003	Jan. 2004 — Jun. 2004	Jul. 2004 — Dec. 2004
1	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
4	0.1%	0.0%	0.1%	0.1%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%
7	0.5%	0.4%	0.5%	0.5%	0.5%	1.0%	0.4%	0.6%	0.2%	0.4%
10	1.5%	1.4%	1.8%	1.5%	1.6%	2.3%	1.2%	1.0%	0.9%	0.9%
13	2.4%	2.9%	3.2%	3.0%	2.8%	3.6%	2.4%	1.7%	1.9%
16	3.5%	4.6%	4.6%	4.7%	4.0%	5.0%	3.4%	2.8%	2.7%
19	4.8%	5.9%	6.2%	5.9%	5.5%	6.4%	4.4%	3.9%
22	6.1%	7.2%	7.7%	7.1%	6.9%	7.7%	5.5%	4.6%
25	7.1%	8.3%	8.8%	8.2%	7.8%	8.6%	6.5%
28	7.9%	9.4%	9.8%	9.3%	8.8%	9.7%	7.3%
31	8.6%	10.2%	10.7%	10.1%	9.9%	10.5%
34	9.2%	10.7%	11.5%	10.8%	10.5%
37	9.6%	11.3%	12.0%	11.6%	11.0%
40	9.9%	11.8%	12.3%	12.1%
43	10.2%	12.1%	12.7%	12.3%
46	10.4%	12.2%	12.9%
49	10.5%	12.4%	13.0%
52	10.6%	12.5%
55	10.6%	12.6%
58	10.6%
61	10.6%
Original Pool ($000)	$57,528	$67,873	$76,637	$83,695	$102,387	$51,510	$139,273	$140,793	$185,516	$176,385

Remaining Pool ($000)	$177	$1,130	$2,840	$7,093	$15,880	$11,810	$43,244	$60,587	$110,219	$136,266

Remaining Pool (%)	0.3%	1.7%	3.7%	8.5%	15.5%	22.9%	31.1%	43.0%	59.4%	77.3%

(1)	Quarterly pool—data results not comparable.

Financing and Sale of Automobile Installment Contracts

Securitizations

We completed our first securitization in the third quarter of 2004 and our second securitization in the second quarter of 2005. These securitizations are structured as on-balance-sheet transactions, recorded as secured financings. Regular contract securitizations are an integral part of our business plan going forward in order to increase our liquidity and reduce risks associated with interest rate fluctuations. We have developed a securitization program that involves selling interests in pools of our automobile contracts to investors through the public issuance of AAA/Aaa rated asset-backed securities. Upon the issuance of securitization notes payable, we retain the right to receive over time excess cash flows from the underlying pool of automobile contracts.

In our securitizations to date, we transferred our automobile contracts to a newly formed owner trust, which issued the securitization notes payable. The net proceeds of our first securitization were used to replace the Bank’s deposit liabilities.

To improve the achievable securitization advance rate from the sale of securitized automobile contracts, we have arranged for credit enhancement to improve the credit rating on the asset-backed securities issued. This credit enhancement for our first two securitizations was in the form of a financial guaranty insurance policy issued by AMBAC Insurance Corporation insuring the payment of principal and interest due on the asset-backed securities.

Warehouse Facility

As of August 20, 2005, we were party to one $250 million warehouse facility, which we use to fund our automobile finance operations in order to purchase automobile contracts pending securitization. Under the terms of the facility, our indirect subsidiary, UPFC Funding Corp., may obtain advances on a revolving basis by issuing notes to the participating lenders and pledging for each advance a portfolio of automobile receivables. UPFC Funding Corp. purchases the automobile receivables from UACC and UACC services the automobile receivables, which are held by a custodian. We have provided an absolute and unconditional and irrevocable guaranty of the full and punctual payment and performance, of all liabilities, agreements and other obligations of UACC under the warehouse facility. This facility is used to fund the purchase and aggregation of automobile contracts.

Other Sources of Funds

The collection of principal and interest from contracts purchased and securitized and the release of cash from the securitization-spread account is another source of significant funds for us. Pursuant to the securitization, we receive cash released from the trustee from the spread account on the securitization once the spread account reaches a predetermined funding level. The amount released from the spread account over time represents the return of the initial deposits to such account as well as the release of the excess spread on the securitized contract.

For future securitizations, collections of principal and interest may be deposited into collection accounts established in connection with the securitization. We may receive access to the amounts deposited into collection accounts and amounts held in the spread account for these securitizations. We use the amounts received in our daily operations, although delinquency or charge off rates in a securitization that exceed established triggers, will require that amounts being held in spread accounts increase.

Subordinated Debentures

In 2003, we issued junior subordinated debentures in the amount of $10.3 million to a subsidiary trust, UPFC Trust I, to enhance our liquidity. UPFC Trust I in turn issued $10.0 million of company-obligated mandatorily redeemable preferred securities.

Investment

We have historically, while we operated the Bank, invested in AAA-rated, United States Government Agency securities primarily to satisfy the QTL test that required the Bank to hold at least 60% of its assets in mortgage-related securities. Currently, we maintain a securities portfolio to generate a reasonable rate of return on our excess equity capital. We manage our investment securities portfolio with an emphasis on preserving capital by locking in a net spread between our asset yields and our cost of funds. The mortgage-related securities that we have purchased are typically adjustable-rate investments, which we finance through similarly indexed adjustable rate repurchase agreements. As of June 30, 2005 and December 31, 2004, we had $418.4 million and $788.1 million, respectively, in investment securities. As of June 30, 2005 and December 31, 2004, we had approximately $1.7 billion in available repurchase contracts, typically one year committed lines, with staggered maturities to reduce our risk of liquidity shortfalls. The reduction in our investment securities portfolio is attributable to the dissolution of the Bank effective as of February 11, 2005.

Discontinued Operations

Prior to September 2004, we provided retail banking services through our former wholly-owned subsidiary, Pan American Bank, FSB, a federally chartered savings association, or the Bank, and operated an insurance premium finance business. However, because of the increasing regulatory requirements associated with financing our non-prime automobile finance business mainly with insured deposits, we caused the Bank to exit its federal thrift charter and dissolve effective February 11, 2005 and shifted the funding source of our automobile finance business to the public capital markets through securitizations and warehouse facilities. In connection with the dissolution of the Bank, and in order to concentrate our efforts on our non-prime automobile finance business, we also elected to discontinue our insurance premium finance business in September 2004.

Competition

We are involved in non-prime automobile finance and investment. Our business is highly competitive. We purchase automobile contracts through automobile dealers and compete primarily with other companies specializing in non-prime automobile finance and, to a lesser extent, with commercial banks, the captive finance affiliates of auto manufacturers and savings associations. In order to compete with other providers, we rely on offering improved service, including consistent decisions, quick funding and personal contact with the dealers.

Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. In connection with management’s assessment of the effectiveness of our system of internal control over financial reporting as of December 31, 2004, our management concluded that we had material weaknesses in internal controls over financial reporting attributable to insufficient resources in financial reporting and accounting departments and a lack of formalized procedures and controls over accounting and financial reporting. Management has and continues to implement remediation measures pursuant to a formal remediation plan approved by our Audit Committee and Board of Directors, which measures include, but are not limited to, the following:

•	We have hired additional support personnel, including an experienced Director of Financial Reporting, Corporate Controller, Treasury Manager and Assistant Treasurer with appropriate financial reporting background, to allow existing resources in our financial reporting and accounting functions to perform enhanced internal control activities.

•	We have hired an experienced Treasurer and Assistant Treasurer to support our securitization activities and strengthen our segregation of functions associated with our investments and borrowings.

•	We have engaged outside financial and auditing resources to supplement the finance and accounting departments to support the preparation of consolidated financial statements and reports that are to be filed with the SEC and to implement appropriate control activities.

•	We are consistently reviewing accounting literature and other technical materials with our auditors to ensure that the appropriate personnel have a full awareness and understanding of applicable accounting pronouncements and how they are implemented.

We expect the completion of remediation measures to occur by September 30, 2005.

Regulation

General

Our business continues to be regulated by federal, state, and local government authorities and is subject to extensive federal, state and local laws, rules and regulations. We are also subject to judicial and administrative decisions that impose requirements and restrictions on our business. Set forth below is a summary description of certain of the material laws and regulations which relate to our business. The description is qualified in its entirety by reference to the applicable laws and regulations.

Consumer Protection

Our automobile lending activities are subject to various federal and state consumer protection laws, including Truth in Lending, Equal Credit Opportunity Act, Fair Credit Reporting Act, the Federal Fair Debt Collection Practices Act, the Federal Trade Commission Act, the Federal Reserve Board’s Regulations B and Z, and state motor vehicle retail installment sales acts. Retail installment sales acts and other similar laws regulate the origination and collection of consumer receivables and impact our business. These laws, among other things, require that we obtain and maintain certain licenses and qualifications, limit the finance charges, fees and other charges on the contracts purchased, require us to provide specified disclosures to consumers, limit the terms of the contracts, regulate the credit application and evaluation process, regulate certain servicing and collection practices, and regulate the repossession and sale of collateral. These laws impose specific statutory liabilities upon creditors who fail to comply with their provisions and may give rise to a defense to payment of the consumer’s obligation. In addition, certain of the laws make the assignee of a consumer installment contract liable for the violations of the assignor.

Each dealer agreement contains representations and warranties by the dealer that, as of the date of assignment, the dealer has compiled with all applicable laws and regulations with respect to each automobile contract. The dealer is obligated to indemnify us for any breach of any of the representations and warranties and to repurchase any non-conforming automobile contracts. We generally verify dealer compliance with usury laws, but do not audit a dealer’s full compliance with applicable laws. There can be no assurance that we will detect all dealer violations or that individual dealers will have the financial ability and resources either to repurchase automobile contracts or indemnify us against losses. Accordingly, failure by dealers to comply with applicable laws, or with their representations and warranties under the dealer agreement could have a material adverse affect on us.

We believe that we are currently in compliance in all material respects with applicable laws, but there can be no assurance that we will be able to maintain such compliance. The failure to comply with such laws, or a determination by a court that our interpretation of any such law was erroneous, could have a material adverse effect upon us. Furthermore, the adoption of additional laws, changes in the interpretation and enforcement of current laws or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those jurisdictions in which we currently conduct business, could have a material adverse affect upon us.

If a borrower defaults on a automobile contract, we, as the servicer of the automobile contract, are entitled to exercise the remedies of a secured party under the Uniform Commercial Code as adopted in a particular state, or the UCC, which typically includes the right to repossession by self-help unless such means would constitute a breach of the peace. The UCC and other state laws regulate repossession and sales of collateral by requiring reasonable notice to the borrower of the date, time and place of any public sale of collateral, the date after which any private sale of the collateral may be held and the borrower’s right to redeem the financed vehicle prior to any such sale, and by providing that any such sale must be conducted in a commercially reasonable manner. Financed vehicles repossessed generally are resold by us through unaffiliated wholesale automobile networks or auctions, which are attended principally by used automobile dealers.

Predatory Lending

The term “predatory lending,” much like the term “unfair and deceptive practices,” is far-reaching and covers a potentially broad range of behavior. As such, it does not lend itself to a concise or a comprehensive definition. However, predatory lending typically involves at least one, and perhaps all three, of the following elements:

•	making unaffordable loans based on the assets of the borrower rather than on the borrower’s ability to repay an obligation (“asset-based lending”);

•	inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced (“loan flipping”); or

•	engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.

In addition, the regulation bars loan flipping by the same lender or loan servicer within a year. Lenders also will be presumed to have violated the law—which says loans should not be made to people unable to repay them—unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid.

We do not expect these rules and potential state action in this area to have a material impact on our financial condition or results of operation.

General Securities Regulation

Our securities are registered with the SEC under the Exchange Act. As such the Company is subject to the information, proxy solicitation, insider trading, corporate governance, and other requirements and restrictions of the Exchange Act.

The Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses accounting oversight and corporate governance matters, including:

•	enhanced disclosure of controls and procedures and internal control over financial reporting;

•	increased requirements for board audit committees and their members;

•	required executive certification of financial presentations;

•	increased penalties for financial crimes and forfeiture of executive bonuses in certain circumstances;

•	enhanced controls on and reporting of insider trading;

•	the prohibition of accounting firms from providing various types of consulting services to public clients and requiring accounting firms to rotate partners among public client assignments every five years; and

•	statutory separations between investment bankers and analysts.

The new legislation and its implementing regulations will result in increased costs of compliance, including certain outside professional costs.

USA PATRIOT Act of 2001

The USA PATRIOT Act of 2001 and its implementing regulations significantly expanded the anti-money laundering and financial transparency laws. Under the USA PATRIOT Act, financial institutions are subject to prohibitions regarding specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

•	to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;

•	to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

•	to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

•	to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

Under the USA PATRIOT Act, financial institutions are required to establish and maintain anti-money laundering programs which included

•	the establishment of a customer identification program;

•	the development of internal policies, procedures, and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test the programs.

We have implemented comprehensive policies and procedures to address the requirements of the USA PATRIOT Act.

Fair and Accurate Credit Transactions Act

The Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, or FACT, requires financial firms to help deter identity theft, including developing appropriate fraud response programs, and give consumers more control of their credit data. It also reauthorizes a federal ban on state laws that interfere with corporate credit granting and marketing practices. In connection with FACT, financial institution regulatory agencies proposed rules that would prohibit an institution from using certain information about a consumer it received from an affiliate to make a solicitation to the consumer, unless the consumer has been notified and given a chance to opt out of such solicitations. A consumer’s election to opt out would be applicable for at least five years.

Privacy

Federal rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

•	initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;

•	annual notices of their privacy policies to current customers; and

•	a reasonable method for customers to “opt out” of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

In recent years, a number of states have implemented their own versions of privacy laws. For example, in 2003, California adopted standards that are tougher than federal law, allowing customers the opportunity to bar financial companies from sharing information with their affiliates.

Employees

At June 30, 2005, we had 711 full-time equivalent employees. We believe that our employee relations are satisfactory.

Properties

Our principal executive offices consisting of approximately 13,300 square feet are located at 3990 Westerly Place, Suite 200, Newport Beach, California 92660. As of June 30, 2005, we maintained 97 branches for our automobile finance business in 29 states.

All of the properties listed above are leased, with the lease terms expiring on various dates to 2010, many with options to extend the lease term. The net investment in premises, equipment and leaseholds totaled $3.6 million at June 30, 2005.

MANAGEMENT

The following table sets forth certain information with respect to our executive officers and directors as of August 20, 2005.

Name	Age	Position
Directors
Guillermo Bron	53	Chairman of the Board, Class II Director
Ray C. Thousand	48	President, Chief Executive Officer, Secretary and Class II Director
Ron R. Duncanson	44	Class I Director
Mitchell G. Lynn	56	Class I Director
Luis Maizel	54	Class II Director

Executive Officers Who Are Not Directors
Garland Koch	53	Executive Vice President and Chief Financial Officer
Mario Radrigan	44	Executive Vice President and Chief Administrative Officer

Guillermo Bron.    Mr. Bron has served as Chairman of the Board and a director of UPFC since April 1994, and as a director of the Bank from 1994 until its dissolution in February 2005. From 2000 to 2002, Mr. Bron was a director of Telemundo Group, Inc. Mr. Bron is Managing Member of PAFGP. Mr. Bron founded UPFC and organized a Hispanic investor group that acquired certain assets and assumed certain liabilities of the Bank’s predecessor from the Resolution Trust Corporation in April 1994. Since July 1994, Mr. Bron has been an officer, director and principal stockholder of a general partner of Bastion Capital Fund, L.P., a private equity investment fund. Previously, Mr. Bron was a Managing Director of Corporate Finance and Mergers and Acquisitions at Drexel Burnham Lambert.

Ray C. Thousand.    Mr. Thousand has served as a director of UPFC since September 2000, as Chief Executive Officer of UPFC since June 2004, as President and Secretary of UPFC since January 2001, and as Chief Operating Officer of UPFC from January 2001 until June 2004. Mr. Thousand has served as President, Chief Executive Officer and a director of UACC since February 1996. Mr. Thousand also served as President and Chief Executive Officer of the Bank from January 2001 until its dissolution in February 2005. Previously, Mr. Thousand held positions in consumer and commercial lending with Norwest Financial from 1979 to 1985, and executive positions with Bank of America/Security Pacific Credit from 1985 to 1993, TransAmerica Business Credit in 1994 and Fidelity Funding Financial Group from 1994 to 1995 with emphasis on lending to consumer finance companies engaged in indirect automobile lending.

Ron R. Duncanson.    Mr. Duncanson has served as a director of UPFC since May 1999, and currently serves as Chairman of UPFC’s Audit Committee and Nominating Committee. Mr. Duncanson served as a director of the Bank from 1994 until its dissolution in February 2005. Mr. Duncanson has also served as a management consultant to Vintaco, Inc, where he oversees startup businesses and an active mid-size commercial real estate portfolio, since 1992. Prior to joining Vintaco, Inc., Mr. Duncanson served six years with the Treasury Department, Office of Thrift Supervision, where he was a senior analyst in mergers and acquisitions. Mr. Duncanson was an auditor for Wells Fargo Bank from 1984 to 1986.

Mitchell G. Lynn.    Mr. Lynn has served as a director of UPFC since April 2001, and currently serves as Chairman of UPFC’s Compensation Committee. Mr. Lynn served as a director of the Bank from 2001 until its dissolution in February 2005. Since 1995, Mr. Lynn has been Founder and President of CRI2000, LP and several subsidiaries which engage in a variety of activities, but primarily the design, development and manufacturing of consumer products for wholesale distribution. From 1979 to 1994, Mr. Lynn held various senior executive level positions including member of the board of directors and executive committee with the Price Company and Price/Costco. Mr. Lynn is currently a director of Bodega Latina, a warehouse grocery retailer focusing on the Hispanic market in Southern California.

Luis Maizel.    Mr. Maizel has served as a director of UPFC since October 1997, and currently serves as Chairman of UPFC’s Investment Committee. Mr. Maizel has been President of LM Capital Group, LLC since 1989 and LM Advisors, Inc. since 1984. Mr. Maizel currently serves as a director of both such companies, which are pension fund management and financial consulting firms. From 1980 to 1984, Mr. Maizel was President of Industrias Kuick, S.A. and Blount Agroindustras, S.A., manufacturers of agribusiness equipment.

Garland Koch.    Mr. Koch has served as Executive Vice President and Chief Financial Officer of UPFC since June 2004, and as Senior Vice President and Chief Financial Officer of UPFC from July 2001 until June 2004. Mr. Koch has served as Senior Vice President and Chief Financial Officer of UACC since October 2000, as Executive Vice President and Chief Financial Officer of the Bank from June 2004 until its dissolution in February 2005, and as Senior Vice President and Chief Financial Officer of the Bank from July 2001 until June 2004. From December 1994 to October 2000, Mr. Koch served as Senior Vice President and Chief Financial Officer of First Citizens National Bank and as Vice President and Chief Financial Officer of First Citizens Financial Corporation, both located in Mason City, Iowa. From March 1987 to December 1994, Mr. Koch served as Senior Vice President and Chief Financial Officer of First National Bank in Clarion, Iowa.

Mario Radrigan.    Mr. Radrigan has served as Executive Vice President and Chief Administrative Officer of UPFC since June 2004, as Senior Vice President of UPFC from July 2001 until June 2004, and as Executive Vice President, Senior Vice President and Vice President of Marketing of UACC since February 1996. Mr. Radrigan also served as Senior Vice President of the Bank from July 2001 until its dissolution in February 2005. From September 1993 until February 1996, Mr. Radrigan served as Finance Director of Webb Automotive Group. Mr. Radrigan also served as Finance Director of Peyton Cramer Automotive Group from June 1988 to September 1993, as Senior Credit Analyst for Toyota Motor Credit Corporation from February 1986 to June 1988, and as Account Representative for General Motors Acceptance Corporation from August 1981 to February 1986.

CERTAIN TRANSACTIONS

The original term of Pan American Financial, L.P., or the selling shareholder, was set to expire on December 31, 2003, at which time its then general partner, BVG West Corp., or BVG, began the dissolution and liquidation of the selling shareholder. As part of the overall plan of dissolution and liquidation of the selling shareholder, we entered into a registration rights agreement with a liquidating entity formed by the selling shareholder, as well as a merger agreement with BVG. In November 2003, pursuant to a request by the liquidating entity under the registration rights agreement, we filed a registration statement with the SEC pertaining to a proposed underwritten offering by the liquidating entity of 2,200,000 shares of our common stock. The registration rights agreement was subsequently amended to, among other matters, reflect the assignment of the registration rights from the liquidating entity to the selling shareholder. Based upon the determination of our Board of Directors, and with the consent of the selling shareholder, the registration statement was formally withdrawn by us in June 2004. Thereafter, the partners of the selling shareholder extended the term of the selling shareholder until December 31, 2008, for the purpose of effecting an orderly dissolution and liquidation, and we entered into an amended and restated registration rights agreement with the selling shareholder to provide enhanced registration rights over the period of dissolution and liquidation in exchange for the selling shareholder’s agreement to restrict sales and distributions to partners during that period. The registration rights agreement, as further amended and restated on July 26, 2005, provides the terms under which the shares being offered hereby are sold and grants to the selling shareholder piggyback registration rights, as well as one additional demand registration. For further information, see “Selling Shareholder—Registration Rights Agreement.”

In addition to our agreement with the selling shareholder regarding registration rights, we also entered into a merger agreement in November 2003 with the selling shareholder’s then general partner, BVG. Pursuant to the merger agreement, as amended and restated, BVG was merged into UPFC Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of UPFC, effective as of September 2, 2005. Since Mr. Bron served as President, director and controlling stockholder of BVG, he was deemed to control BVG prior to the merger. In the merger, the stockholders of BVG, including Mr. Bron, received an aggregate of 2,436,700 shares of our common stock, or approximately 15% of our outstanding shares, which is the same number of shares that BVG owned prior to the merger. Such stockholders received shares of our common stock in the same percentages that such stockholders owned such shares indirectly through BVG immediately prior to the effective time of such merger. Our total outstanding shares did not change as a result of the merger, nor did the underlying beneficial ownership of those shares.

Pursuant to the merger agreement, Mr. Bron agreed to indemnify us for any successor liability claims against BVG, including claims arising from actions in its capacity as the former general partner of the selling shareholder or in connection with BVG’s role in the dissolution and liquidation of the selling shareholder prior to its substitution as general partner. Mr. Bron also agreed to indemnify us against breaches of, or defaults in connection with, any of the representations, warranties, covenants or agreements of BVG and Mr. Bron contained in the merger agreement. Mr. Bron’s indemnification obligations are collateralized by 540,000 shares of our common stock, which represent a portion of the shares that he received in exchange for those shares which he indirectly owned through BVG prior to the merger. All of the shares of our common stock received by the former stockholders of BVG, other than the aforementioned 540,000 collateral shares, have been contributed to the selling shareholder and are subject to the registration rights afforded to the selling shareholder under the second amended and restated registration rights agreement. Because of Mr. Bron’s ownership interest in BVG and the selling shareholder, he did not participate in the vote when our Board of Directors approved the proposed merger of BVG and also did not participate when our Board of Directors approved the registration rights agreement with the selling shareholder, or any amendments or restatements of that agreement.

We have advanced all costs and will continue to advance all costs to the selling shareholder incurred in connection with this offering. We have agreed to pay (and will not be reimbursed by the selling shareholder) for 50% of the costs advanced by us after June 28, 2004 up to a maximum of $200,000. The selling shareholder will reimburse us for all other costs advanced by us upon the earlier to occur of the closing of the first underwritten offering or December 31, 2005. From and after December 31, 2005, the selling shareholder will reimburse us for such costs on a monthly basis. As of June 30, 2005, we had advanced $0.6 million in expenses.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of August 20, 2005 and as adjusted to reflect the sale of the common stock in this offering by: (1) each person (including “groups” as that term is used in Section 13(d)(3) of the Exchange Act) we know to be a “beneficial owner” of more than five percent of our common stock, (2) each our directors and named executive officers, and (3) all of our directors and named executive officers as a group. This information is based on Schedule 13G reports filed with the SEC by each of the persons listed in the table below. If you wish, you may obtain a copy of these reports from the SEC.

“Beneficial ownership” is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. For example, a person has beneficial ownership of a share not only if he or she owns the share in the usual sense, but also if he or she has the power to vote, sell or otherwise dispose of the share. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options held by that person that are exercisable within 60 days of August 20, 2005 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares Purchased/ (Sold) Hereby	Shares of Common Stock Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares(1)	Exercisable Options(2)	Percent		Number of Shares(1)	Exercisable Options(2)	Percent
Guillermo Bron (3)	10,168,784	1,030,000	61.84%		6,418,784	1,030,000	41.13%
Pan American Financial, L.P.	9,509,784	—	55.68%	(3,750,000)	5,759,784	—	33.72%
PAFGP, LLC (4)	9,509,784	—	55.68%		5,759,784	—	33.72%
Wasatch Advisors, Inc.	1,803,485	—	10.56%	—	1,803,485	—	10.56%
Ray C. Thousand	28,000	1,450,407	7.98%	—	28,000	1,450,407	7.98%
Mario Radrigan	2,000	365,400	2.11%	—	2,000	365,400	2.11%
Mitchell G. Lynn(5)	153,628	55,000	1.22%	—	153,628	55,000	1.22%
Garland Koch	110,525	97,680	1.21%	—	110,525	97,680	1.21%
Luis Maizel(6)	1,148	115,000	*	—	1,148	115,000	*
Ron R. Duncanson(7)	10,500	103,750	*	—	10,500	103,750	*
Directors and executive officers as a group (7 people)	10,474,585	3,217,237	67.46%	—	6,724,585	3,217,237	48.98%

*	Less than one percent.
(1)	Except as otherwise noted below, we believe that each of the persons identified above has sole voting and investment power over the shares of common stock shown as beneficially owned, subject to community property laws where applicable.
(2)	Indicates the number of shares of common stock issuable upon the exercise of options, which options are exercisable within 60 days of August 20, 2005 pursuant to our Amended and Restated 1997 Employee Stock Incentive Plan, as amended.
(3)	Mr. Bron is the record owner of 659,000 of such shares. Prior to the offering, Mr. Bron beneficially owns 9,509,784 of such shares through his ownership interest in and control of the selling shareholder and PAFGP. If the selling shareholder and PAFGP were to distribute all shares owned by them as of August 20, 2005, Mr. Bron would be the record owner of 1,340,150 of such shares. Assuming that all shares offered hereby are sold, Mr. Bron will beneficially own 5,759,784 shares after the offering through his ownership interest in and control of the selling shareholder and PAFGP. See Footnote 4 below.
(4)	PAFGP is not the record owner of any such shares. Prior to the offering, PAFGP beneficially owns all such shares in its capacity as the sole general partner of the selling shareholder. If the selling shareholder was to distribute all shares owned by it as of August 20, 2005, PAFGP would be the record owner of 1,000 of such shares. Assuming that all shares offered hereby are sold, PAFGP will beneficially own 5,759,784 shares after the offering in its capacity as the sole general partner of the selling shareholder.
(5)	Excludes 9,000 shares held by Mr. Lynn’s adult child, as to which shares Mr. Lynn disclaims beneficial ownership.
(6)	Excludes 2,000 shares held by LM Capital Management Pension Plan, as to which shares Mr. Maizel disclaims beneficial ownership. A trust related to Mr. Maizel is entitled to receive 170,051 shares of common stock held by the selling shareholder. Mr. Maizel disclaims beneficial ownership of the shares of common stock held by the selling shareholder to the extent of his pecuniary interest therein.
(7)	Excludes 4,300 shares held by Mr. Duncanson’s children, as to which shares Mr. Duncanson disclaims beneficial ownership.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 30,000,000 shares of common stock, no par value and 2,000,000 shares of preferred stock, no par value. As of August 20, 2005, there were 17,080,144 shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our shareholders, including the election of directors. Our articles of incorporation do not provide for cumulative voting in the election of directors.

Holders of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. For more information, see “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of the liquidation preference of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights and are not subject to further assessments by us. All of the currently outstanding shares of our common stock are fully paid and nonassessable.

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Preferred Stock

Our articles of incorporation currently provides that we are authorized to issue up to 2,000,000 shares of preferred stock. We have not issued any preferred stock.

SELLING SHAREHOLDER

General

This is an offering of our common stock by the selling shareholder, one of our principal shareholders. We entered into a registration rights agreement, as subsequently amended and restated, pursuant to which we agreed to register the common stock offered by this prospectus through an underwritten offering. For more information, see “—Registration Rights Agreement.”

Background and Structure of the Selling Shareholder

The selling shareholder was formed in November 1993 as a Delaware limited partnership for the purpose of raising capital in connection with the acquisition of certain assets and assumption of certain liabilities of the former Pan American Federal Savings Bank from the Resolution Trust Corporation and the capitalization of a new federal savings bank chartered by the OTS, which was the Bank, to complete the transaction. Additional financing was also provided by the FDIC.

The organization of the Bank and the acquisition were completed in April 1994, at which time the selling shareholder and BVG together owned more than 90% of our common stock. This ownership was reduced in 1998 to approximately 58% as a result of the completion of our initial public offering. BVG served as the sole general partner of the selling shareholder from its formation until July 31, 2005. From and after July 31, 2005, PAFGP, LLC, a California limited liability company, or PAFGP, has served as the sole general partner of the selling shareholder. PAFGP has the exclusive right to manage and control the business and affairs of the selling shareholder.

At September 7, 2005, there were 35 limited partners of the selling shareholder. Shares of our common stock ultimately owned by 27 limited partners are being sold in this offering by the selling shareholder.

Dissolution of the Selling Shareholder

The limited partnership agreement of the selling shareholder provides that, as part of the dissolution, its general partner has the authority to adopt a plan providing for distribution of the assets of the selling shareholder, which includes the authority to arrange for the sale of certain shares of our common stock owned by the selling shareholder in a public underwritten offering. The number of shares of our common stock to be sold in the public underwritten offering is based on the election of the selling shareholder’s individual limited partners desiring to sell all or a portion of the shares that each would otherwise be entitled to receive were all shares of our common stock owned by the selling shareholder distributed to its partners. The plan of dissolution and liquidation of the selling shareholder was subsequently amended, and the amended plan was approved by the partners on July 20, 2005. Pursuant to the amended plan, the partnership term was extended to December 31, 2008 and the selling shareholder’s limited partners were given the option to either remain in the partnership during the extended term, participate in the registration rights agreement and obtain limited withdrawal rights or receive a distribution of their shares of common stock on December 31, 2005. We have been informed by the selling shareholder that all limited partners of the selling shareholder have elected to continue as limited partners during the extended term, except for one person who has received an aggregate of 1,216 shares of our common stock and one person who is entitled to receive an aggregate of 45,269 shares of our common stock on December 31, 2005. The 1,216 shares of our common stock that have been distributed by the selling shareholder, and the 45,269 shares that the selling shareholder expects to distribute on December 31, 2005, will not be subject to further restrictions on transfer and are not entitled to registration rights under the second amended and restated registration rights agreement between us and the selling shareholder.

Those shares of our common stock that will be held by the selling shareholder which are not included in this offering are subject to restrictions on transfer imposed on the selling shareholder under a lock-up agreement which provides that no shares will be released from the lock-up agreement until 120 days after the date of this prospectus. For more information, see “Underwriting.” The selling shareholder has agreed to certain further restrictions on sales and distributions under the registration rights agreement, as amended and restated, during the period in which enhanced registration rights are available. For more information, see “Registration Rights Agreement.”

We are unable to predict the effects that the dissolution of the selling shareholder or the sale of shares by the selling shareholder will have on us. The selling shareholder has agreed with us to restrict transfers of the shares of our common stock held by it after the offering during the liquidation process, which may extend until December 31, 2008. For more information, see “Registration Rights Agreement.” The selling shareholder has informed us that, after the lock-up period has expired, the 5,759,784 shares which may thereafter be distributed to limited partners during the liquidation period will not be subject to restrictions and, upon such distribution, will be freely tradeable unless held by an “affiliate” of the Company, as that term is defined under the federal securities laws. The increase in shares available for trade on the market could have an adverse impact on our stock price. Additionally, as part of the overall dissolution of the selling shareholder, BVG entered into a merger agreement pursuant to which BVG was liquidated and terminated by virtue of a merger of BVG into UPFC Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of UPFC. All of the shares of our common stock received by the former stockholders of BVG pursuant to this merger, other than 540,000 shares of our common stock which have been pledged by Mr. Bron as collateral for his indemnification obligations under the merger agreement, have been contributed to the selling shareholder and are subject to the registration rights afforded to the selling shareholder under the second amended and restated registration rights agreement. For more information, see “Certain Transactions.” After this offering, Mr. Bron both directly and by virtue of his control of the selling shareholder will beneficially own approximately 41.1% of our common stock and Mr. Maizel will beneficially own approximately 0.7% of our common stock.

Registration Rights Agreement

We entered into the registration rights agreement with the selling shareholder because the selling shareholder owns the majority of our common stock and it is in the process of being dissolved and liquidated, which means that the selling shareholder would be required to distribute a large block of our common stock to its partners. In order to provide for the orderly distribution of the significant amount of common stock held by the selling shareholder, we entered into the registration rights agreement.

Under the registration rights agreement, as subsequently amended and restated, we agreed to register the common stock offered by this prospectus through an underwritten offering. In addition, we agreed to file another registration statement on behalf of the selling shareholder to register shares which it may seek to offer in the future. We also agreed that if we propose to register any securities in connection with the public offering of such securities solely for cash, then we will give the selling shareholder the ability to participate in the registration. However, we will not have the obligation to provide such piggy-back registration rights if the registration we are proposing to undertake is:

•	on Form S-4, Form S-8 or any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the common stock held by the selling shareholder; or

•	with respect to an employee benefit plan; or

•	solely in connection with a Rule 145 transaction under the Securities Act.

Our obligations under the registration rights agreement will terminate on the earlier to occur of:

•	December 31, 2008; or

•	the date on which less than 2,500,000 shares of our common stock are held by the selling shareholder; or

•	upon termination of the selling shareholder.

Pursuant to the terms of the second amended and restated registration agreement, the selling shareholder has agreed with us to restrict transfers of the shares of our common stock held by it after the offering during the liquidation process, which may extend until December 31, 2008. Only the following sales and distributions by the selling shareholder are permitted during its liquidation: (i) sales pursuant to an underwritten offering effected pursuant to the second amended and restated registration rights agreement, (ii) sales of our common stock made by the selling shareholder in compliance with Rule 144 under the Securities Act, (iii) distributions of our common stock, as and if permitted under law, made by the selling shareholder to its partners who are not our “affiliates” in amounts which, together with sales under (ii) above, do not, during any 90-day period, exceed three times the amount of shares which may be sold by the selling shareholder pursuant to Rule 144, (iv) distributions of our common stock required to be made by the selling shareholder to its partners if this offering is not completed by March 31, 2006, (v) sales of our common stock made by the selling shareholder pursuant to Rule 144A under the Securities Act of 1933, as amended, with our prior written consent, which consent may not be unreasonably withheld, and (vi) any other sale, transfer, distribution, or similar transaction involving our common stock, with our prior written consent, which consent may be withheld in our sole discretion if, in our good faith determination, such sale, transfer, distribution or similar transaction would adversely affect us, our shareholders or the market for our common stock. We do not have the right to prevent sales or distributions by the selling shareholder in violation of these restrictions, but we may terminate our registration obligations if the selling shareholder fails to abide by such restrictions.

UNDERWRITING

We and the selling shareholder have entered into an underwriting agreement with the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement, the selling shareholder has agreed to sell to the underwriters, and the underwriters have agreed to purchase from the selling shareholder, the respective numbers of shares of our common stock set forth below.

Underwriter	Number of shares
JMP Securities LLC
Jefferies & Company, Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to pay for and accept delivery of our common stock is subject to approval of various legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered if any of the shares are taken, other than those covered by the over-allotment option described below.

The underwriters propose to offer shares of our common stock directly to the public at the public offering price per share listed on the cover page of this prospectus and to selected dealers at this price less a concession not in excess of $             per share, of which $             per share may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No such reduction shall change the amount of proceeds to be received by the selling shareholder as listed on the cover page of this prospectus. The common stock is offered by the underwriters, subject to receipt and acceptance by the underwriters and subject to the underwriters’ right to reject any order in whole or in part.

Over-Allotment Option

The selling shareholder has granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 562,500 shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus. If the underwriters exercise the option to purchase any of the 562,500 additional shares of common stock, they will have a firm commitment, subject to a number of conditions, to purchase these shares. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold and each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown. The selling shareholder will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

Discounts and Commissions

The following table shows the per share and total underwriting discount the selling shareholder will pay to the underwriters. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase 562,500 additional shares of our common stock, if any.

	Per Share	Total
		No Exercise of Option	Full Exercise of Option
Underwriting discounts and commissions	$	$	$

We estimate fees and expenses payable by the selling shareholder in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $373,000.

Indemnity

We, the selling shareholder, PAFGP and certain beneficiaries of the selling shareholder have agreed to indemnify the underwriters against particular liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

We have agreed with JMP Securities LLC, subject to particular exceptions, that we will not, without the prior written consent of JMP Securities LLC, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) of the Exchange Act, or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock for a period of 120 days after the date of this prospectus.

Each of our officers and directors, the selling shareholder and PAFGP has agreed with JMP Securities LLC not to directly or indirectly sell, offer, contract, grant or transfer any option to sell, pledge, transfer, or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) of the Exchange Act, or otherwise dispose of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, grant, transfer or disposition without the prior written consent of JMP Securities LLC for a period of 120 days after the date of this prospectus. In addition, the selling shareholder has agreed under the second amended and restated registration rights agreement to certain restrictions on sales and distributions of the shares of our common stock held by it after the offering, or which are distributed to its partners, during the liquidation process, which may extend until December 31, 2008. See “Selling Shareholder—Registration Rights Agreement.” We do not have the right to prevent sales or distributions by the selling shareholder in violation of the restrictions set forth in the second amended and restated registration rights agreement, but we may terminate our registration obligations if the selling shareholder fails to abide by such restrictions.

Listing

Our common stock is listed on the Nasdaq National Market under the symbol “UPFC.”

Stabilization

In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 562,500 shares of common stock, they may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we, the selling shareholder nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling shareholder nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Other Agreements

JMP Securities LLC, Jefferies & Company, Inc. and their respective affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they each may receive customary compensation.

LEGAL OPINION

The validity of the common stock will be passed upon by Manatt, Phelps & Phillips, LLP, Costa Mesa, California. Legal matters in connection with this offering will be passed upon for the underwriters by Kirkpatrick & Lockhart Nicholson Graham LLP, Los Angeles, California, and for the selling shareholder by King, Holmes, Paterno & Berliner, LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of United PanAm Financial Corp. as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 have been incorporated by reference and included in this prospectus in reliance upon the report of Grobstein, Horwath & Company LLP, independent auditors, included herein and incorporated by reference and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public over the Internet at a website maintained by the SEC at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus is a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement or in the exhibits to the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the registration statement and the exhibits and the financial statements, notes and schedules filed as part thereof or incorporated by reference therein, which may be inspected as described above. Statements made in this prospectus concerning the contents of any documents referred to in this prospectus are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the document filed as an exhibit to the registration statement of which this prospectus is a part.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information in documents that we file with it. We have elected to use a similar procedure in connection with this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and, from the date of this prospectus, any future filings made by us with the SEC which we may make under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in listed documents and future filings that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	The portions of the Proxy Statement for the 2005 annual meeting of shareholders that are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2004; and

•	Current Reports on Form 8-K filed on February 9, 2005, March 9, 2005, March 31, 2005, July 29, 2005, August 31, 2005, and September 7, 2005.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these incorporated filings, without charge, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in the document that this prospectus incorporates. You may request copies by writing or telephoning United PanAm Financial Corp., 3990 Westerly Place, Suite 200, Newport Beach, California 92660, Attention: Corporate Secretary, telephone (949) 224-1917. You may also obtain copies of some of these documents at our website at http://www.upfc.com. Information included or referenced to on our website is not part of this prospectus.

United PanAm Financial Corp.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We prepared and are responsible for the consolidated financial statements that appear in our Annual Report. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), and therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (within the meaning of PCAOB Auditing Standard No. 2), or combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions.

Management of the Company assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, and identified the following two material weaknesses in the design and operation of internal controls over financial reporting. As a result of the identification of the material weaknesses set forth below, management is unable to conclude that the Company’s internal controls over financial reporting are effective as of December 31, 2004. Therefore, Grobstein, Horwath & Company LLP will issue an adverse opinion with respect to the Company’s internal controls over financial reporting. The Company’s remediation plan is also set forth below.

Insufficient Resources in Financial Reporting and Accounting Departments

Management determined that the Company has insufficient staffing in the financial reporting and accounting departments with specialized knowledge and expertise in GAAP to prevent errors in financial reporting and related disclosures, and to comply with all accounting pronouncements. The lack of adequate resources prevents (i) adequate interpretation and monitoring of recent or relevant financial accounting standards as well as (ii) adequate and thorough review of key accounting estimates, including the allowance for loan losses and accretion of loan discount, among others.

Lack of Formalized Operating Procedures and Controls over Accounting and Financial Reporting Systems

Management concluded that the lack of adequate formalized procedures and controls over the output produced by certain applications in its financial accounting and reporting system led to errors in our consolidated financial statements, including among others, un-reversed accrued interest on charged-off loans, the incorrect accretion of discounts on purchased loans receivable and the determination of the allowance for loan losses. Currently, we do not have sufficient personnel with relevant expertise assigned to monitor the accuracy of system inputs, content and outputs affecting the financial accounting and reporting system, and adequate formalized procedures and controls over financial reporting, period-end closing, securitization, warehousing and estimation of accruals.

Remediation Plan

Management has evaluated and will continue to evaluate the need for additional qualified resources in the financial reporting and accounting departments. Management added a Treasurer during the first quarter of 2005 and has been actively searching for a Director of Financial Reporting with GAAP expertise. Among other duties, the Treasurer and Director of Financial Reporting will monitor and interpret financial accounting standards, maintain financial reporting policies, develop position papers on relevant accounting pronouncements and oversee the Company’s filings and compliance with GAAP and SEC regulations.

Accounting department policies and procedures including training requirements will be formally documented and implemented. The accounting department, as deemed necessary, will be realigned to provide appropriate segregation of duties and supervisory reviews. Management will augment and enhance monitoring controls and periodic reviews over inputs, content and output associated with all critical operating, accounting and financial reporting processes performed by the Company. In addition, management will assign or hire additional experienced personnel to regularly check the accuracy of system generated financial accounting data.

We will continue to evaluate and enhance steps to formalize the process for determining the allowance for loan losses on a consistent basis, including enhancing the model utilized to determine the allowance and establishing appropriate segregation of functions, together with timely review and monitoring mechanisms (including periodic independent third party review) for verifying the validity of the underlying data used and key assumptions in arriving at the allowance need. Further, we will formalize the documentation associated with our methodology to evaluate the allowance, on an ongoing basis, consistent with applicable accounting principles.

The internal audit function will be expanded to perform periodic reviews to evaluate adherence to formalized procedures and controls over the financial reporting processes performed by the Company.

We will establish a management task force to devise a comprehensive program for the remediation of other deficiencies identified as part of our ongoing analysis and review for Sarbanes-Oxley compliance, including a timetable for execution and completion, all of which will be approved by our Audit Committee.

Our compliance with Section 404 of Sarbanes-Oxley will be updated on a quarterly basis until we deem the internal controls over financial reporting to be effective based on the criteria established in COSO.

/s/ GUILLERMO BRON
Guillermo Bron, Chairman of the Board

/s/ RAY C. THOUSAND
Ray C. Thousand, President and Chief Executive Officer

/s/ GARLAND W. KOCH
Garland W. Koch, Executive Vice-President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OVER

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

United PanAm Financial Corp.:

We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that United PanAm Financial Corp. and subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weaknesses identified in management’s assessment based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment:

1. Management determined that the Company has insufficient staffing in the financial reporting and accounting departments with specialized knowledge and expertise in accounting principles generally accepted in the United States of America to prevent errors in financial reporting and related disclosures, and to comply with all accounting pronouncements. The lack of adequate resources prevents (i) adequate interpretation and monitoring of recent or relevant financial accounting standards as well as (ii) adequate and thorough review of key accounting estimates, including the allowance for loan losses and accretion of loan discount, among others.

2. Management concluded that the lack of adequate formalized procedures and controls over the output produced by certain applications in its financial accounting and reporting system led to errors in the Company’s consolidated financial statements, including among others, un-reversed accrued interest on charged-off loans, the incorrect accretion of discounts on purchased loans receivable, and the determination of the allowance for loan losses. Currently, the Company does not have sufficient personnel with relevant expertise assigned to monitor the accuracy of system inputs, content and outputs affecting the financial accounting and reporting system, and adequate formalized procedures and controls over financial reporting, period-end closing, securitization, warehousing and estimation of accruals.

These deficiencies were concluded to be material weaknesses due to (1) the significance of the misstatements identified, (2) the absence of other controls to prevent or detect the misstatements, and (3) the potential pervasiveness of the impact of the deficiencies on other significant account balances and disclosures. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2004, of the Company, and this report does not effect our report on such consolidated financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004, of the Company and our report dated March 28, 2005, expressed an unqualified opinion on those consolidated financial statements.

/s/    GROBSTEIN, HORWATH & COMPANY LLP

Sherman Oaks, California

March 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

United PanAm Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of United PanAm Financial Corp. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presently fairly, in all material respects, the financial position of United PanAm Financial Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows, for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements for 2003 and 2002 have been restated as discussed in Note 2.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2005 expressed an unqualified opinion on management’s assessment of the lack of effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

/s/    GROBSTEIN, HORWATH & COMPANY LLP

Sherman Oaks, California

March 28, 2005

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Financial Condition

	December 31, 2004	December 31, 2003
		(As Restated)
	(Dollars in thousands)
Assets
Cash and due from banks	$4,237	$8,376
Short term investments	—	5,833

Cash and cash equivalents	4,237	14,209
Restricted cash	36,729	—
Securities available for sale, at fair value	788,090	1,202,444
Loans	528,765	405,134
Less unearned finance charges	(4,595)	(7,717)
Less unearned discount	(24,827)	(14,932)
Less allowance for loan losses	(25,593)	(24,982)

Loans, net	473,750	357,503
Premises and equipment, net	3,519	3,163
Deferred tax assets, net	11,131	7,599
Accrued interest receivable	6,901	5,893
Other assets	18,470	20,093
Assets of discontinued operations	72,080	52,535

Total assets	$1,414,907	$1,663,439

Liabilities and Shareholders’ Equity
Warehouse line of credit	$101,776	$—
Securitization notes payable	352,564	—
Repurchase agreements	745,295	1,052,205
Accrued expenses and other liabilities	8,793	6,795
Subordinated debenture	10,310	10,000
Liabilities of discontinued operations—deposits held for sale	71,916	498,389

Total liabilities	1,290,654	1,567,389

Commitments and contingencies (Note 13)
Preferred stock (no par value):
Authorized, 2,000,000 shares; no shares issued and outstanding at December 31, 2004 and December 31, 2003	—	—
Common stock (no par value):
Authorized, 30,000,000 shares; Issued and outstanding, 16,525,832 at December 31, 2004 and 16,100,204 at December 31, 2003	70,332	66,109
Retained earnings	53,517	29,812
Accumulated other comprehensive income, net of tax	404	129

Total shareholders’ equity	124,253	96,050

Total liabilities and shareholders’ equity	$1,414,907	$1,663,439

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,
	2004	2003	2002
		(As Restated)	(As Restated)
	(In thousands, except per share data)
Interest Income
Loans	$117,270	$81,197	$53,661
Securities	19,959	16,597	13,344

Total interest income	137,229	97,794	67,005

Interest Expense
Deposits	10,605	12,049	10,828
Securitized borrowings	3,847	—	—
Warehouse credit line	731	—	—
Repurchase agreements Subordinated debenture	11,224 462	9,098 170	5,474 —

Total interest expense	26,869	21,317	16,302

Net interest income	110,360	76,477	50,703
Provision for loan losses	25,516	17,771	12,783

Net interest income after provision for loan losses	84,844	58,706	37,920

Non-interest Income
Net gain on sale of securities	1,010	506	491
Service charges and fees	438	333	291
Loan related charges and fees	518	307	306
Other income	1,091	954	296

Total non-interest income	3,057	2100	1,384

Non-interest Expense
Compensation and benefits	33,004	26,538	20,474
Occupancy	5,130	4,485	3,769
Market loss—derivative instruments	2,185	—	—
Other	14,582	10,191	8,808

Total non-interest expense	54,901	41,214	33,051

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	33,000	19,592	6,253
Income taxes	13,078	7,924	2,388

Income from continuing operations before cumulative effect of change in accounting principle	19,922	11,668	3,865
Income from discontinued operations, net of tax	3,783	2,183	2,551
Cumulative effect of change in accounting principle, net of tax	—	—	106

Net income	$23,705	$13,851	$6,522

Earnings per share-basic:
Continuing operations	$1.23	$0.73	$0.25
Discontinued operations	0.23	0.14	0.16
Cumulative effect of change in accounting principle	—	—	0.01

Net income	$1.46	$0.87	$0.42

Weighted average shares outstanding	16,209	15,914	15,630

Earnings per share-diluted:
Continuing operations	$1.10	$0.66	$0.23
Discontinued operations	0.21	0.13	0.15
Cumulative effect of change in accounting principle	—	—	0.01

Net income	$1.31	$0.79	$0.39

Weighted average shares outstanding	18,069	17,566	16,902

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2004	2003	2002
		(As Restated)	(As Restated)
	(Dollars in thousands)
Net income	$23,705	$13,851	$6,522
Other comprehensive income, net of tax:
Unrealized gain (loss) on securities	275	(759)	139

Comprehensive income	$23,980	$13,092	$6,661

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(As Restated)

	Number of Shares	Common Stock	Retained Earnings	Unrealized Gain (Loss) On Securities, Net	Total Shareholders’ Equity
	(Dollars in thousands)
Balance, December 31, 2001	15,571,400	$63,630	$9,439	$749	$73,818
Net income (As restated)	—	—	6,522	—	6,522
Exercise of stock options	265,325	573	—	—	573
Tax effect of exercised stock options	—	454	—	—	454
Repayment of note	—	300	—	—	300
Change in unrealized gain on securities, net	—	—	—	139	139

Balance, December 31, 2002 (As restated)	15,836,725	$64,957	$15,961	$888	$81,806
Net income (As restated)	—	—	13,851	—	13,851
Exercise of stock options	263,479	784	—	—	784
Tax effect of exercised stock options	—	368	—	—	368
Change in unrealized gain on securities, net	—	—	—	(759)	(759)

Balance, December 31, 2003 (As restated)	16,100,204	66,109	29,812	129	96,050
Net income	—	—	23,705	—	23,705
Exercise of stock options	425,628	1,469	—	—	1,469
Tax effect of exercised stock options	—	2,754	—	—	2,754
Change in unrealized gain on securities, net	—	—	—	275	275

Balance, December 31, 2004	16,525,832	$70,332	$53,517	$404	$124,253

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2004	2003	2002
		(As Restated)	(As Restated)
	(Dollars in thousands)
Cash flows from operating activities:
Income from continuing operations	$19,922	$11,668	$3,865
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Net gain on sales of securities available for sale	(1,010)	(506)	(491)
Provision for loan losses	25,516	17,771	12,783
Accretion of discount on loans	—	(4,336)	—
Depreciation and amortization	1,361	1,119	931
FHLB stock dividend	(596)	(138)	(271)
(Increase) decrease in accrued interest receivable	(1,008)	505	(407)
(Increase) decrease in other assets	1,184	(6,661)	3,550
Decrease (increase) in bank owned life insurance	10,495	(651)	(10,147)
(Increase) decrease deferred income taxes	(13,957)	4,951	(2,712
Accretion of discount on loans	(12,408)	—	—
Amortization of premiums/discounts on securities	1,482	3,605	3,805
Increase (decrease) in accrued expenses and other liabilities	1,998	(1,750)	(3,236)
Net cash provided by operating activities of continuing operations	32,979	25,577	7,670
Income from discontinued operations	3,783	2,183	2,657

Net cash provided by operating activities	36,762	27,760	10,327

Cash flows from investing activities:
Purchase of securities available for sale	(423,914)	(1,371,779)	(741,609)
Proceeds from maturities of investment securities available for sale	291,088	643,105	335,510
Proceeds from sale of investment securities available for sale	537,662	125,275	84,708
Repayments of mortgage loans	—	—	194
Purchases, net of repayments, of non-mortgage loans	(129,355)	(115,926)	(75,420)
Change in assets of discontinued operations	—	(5,112)	3,277
Purchases of premises and equipment	(1,717)	(1,582)	(1,507)
Purchase of FHLB stock, net	—	(9,750)	5,096
Sale of assets of discontinued operations	40,972	—	—
Transfer of assets to discontinued operations	(49,921)	—	—

Net cash provided by (used in) investing activities	264,815	(735,769)	(389,751)

Cash flows from financing activities:
Net increase (decrease) in deposits	(426,473)	29,931	111,108
Proceeds (repayment) from repurchase agreements	(306,910)	667,581	269,848
(Repayments) proceeds from FHLB advances	—	—	(130,000)
Repayment of note receivable	—	—	300
Proceeds from warehouse line	101,776	—	—
Proceeds from securities payable	420,000	—	—
Payments on notes payable on auto secured financing	(67,436)	—	—
Increase in restricted cash	(36,729)	—	—
Proceeds from exercise of stock options	4,223	1,152	1,027
Issuance of trust preferred stock	—	10,000	—

Net cash provided by (used in) financing activities	(311,549)	708,664	252,283

Net increase (decrease) in cash and cash equivalents	(9,972)	655	(127,141)
Cash and cash equivalents at beginning of year	14,209	13,554	140,695

Cash and cash equivalents at end of year	$4,237	$14,209	$13,554

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$30,072	$23,020	$19,059

Taxes	$25,525	$12,684	$6,366

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization

United PanAm Financial Corp. (“UPFC” or the “Company”) was incorporated in California on April 9, 1998 for the purpose of reincorporating its business in California, through the merger of United PanAm Financial Corp., a Delaware corporation into UPFC. Unless the context indicates otherwise, all references to UPFC include the previous Delaware Corporation. UPFC was originally organized as a holding company for Pan American Financial, Inc. (“PAFI”) and Pan American Bank, FSB (the “Bank”) to purchase certain assets and assume certain liabilities of Pan American Federal Savings Bank from the Resolution Trust Corporation on April 29, 1994. UPFC, PAFI and the Bank are considered to be minority owned. PAFI is a wholly-owned subsidiary of UPFC and the Bank is a wholly-owned subsidiary of PAFI. United Auto Credit Corp. (“UACC”) was incorporated in 1996 and is a wholly-owned subsidiary of UPFC.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing these consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions included in the Company’s consolidated financial statements relate to the allowance for loan losses.

2.    Restatements of Consolidated Financial Statements

During the quarter ended December 31, 2004 the Company discovered that, due to a 1998 programming error in its computer-based accounting systems, the systems failed to properly reverse accrued interest on certain charged off accounts since 1998. The impact of that error resulted in a reduction in net income after tax for each of the periods in the amount of $389,000 in 2001 ($649,000 pre tax), $690,000 in 2002 ($1,132,000 pre tax), $1,084,000 ($1,810,000 pre tax) in 2003 and $650,000 for the first two quarters of 2004 ($1,087,000 pre tax). Additionally, the Company reflected all market adjustments in the values of our derivative instruments used to limit interest rate risk in ordinary expense and adjusted the amortization of our capitalized asset against interest income to more closely reflect the level yield method of interest calculation. Consequently, the Company determined to restate its consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and subsequent interim periods to correct the impact of unreversed accrued interest on these charged off accounts. This Annual Report on Form 10-K includes a restatement to our consolidated financial statements for the years ended December 31, 2002 and 2003 and subsequent interim periods. The restatements of such consolidated financial statements for the years ended December 31, 2003 and 2002 included in this Annual Report have been audited and the restatements of such consolidated financial statements for prior interim periods have been reviewed. For a discussion about these restatements see “Note 2. Restatements of Consolidated Financial Statements” in this Annual Report on Form 10-K.

During the first quarter of 2005, as part of the audits of its consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, management made the following corrections to the consolidated financial statements:

•	The methodology used to implement Practice Bulletin 6 prior to January 1, 2003 was incorrect. The Company previously treated any expected credit loss over the life of a pool of loans in excess of the amount of discount on the purchased loans as an adjustment of interest income over the life of the loans, such excess losses should properly have been charged to the provision for loan losses. The impact of this correction was an increase in net income in 2004 of $769,000 after tax ($1,290,000 pre tax) and in 2003 of $1,996,000 after tax ($3,349,000 pre tax) and a decrease in net income in 2002 of $2,294,000 after tax ($3,712,000 pre tax) and in 2001 of $430,000 after tax ($698,000 pre tax).

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The methodology used to accrete discount on purchased loans did not properly reflect the level yield method of reporting interest income. The method which had been previously used resulted in an overstatement of accreted discount during earlier periods in the life of a loan, with a corresponding understatement of accreted discount in the later periods of a loan. The impact of this change decreased interest income on loans in 2004 by $521,000 after tax ($884,000 pre tax) and in 2003 by $333,000 after tax ($564,000 pre tax) and will result in an increase in future years as this discount is accreted into income in the future.

•	An error occurred in the Company’s calculation of the provision for loan losses for the fourth quarter of 2004 as a result of applying a higher loss rate to our individual static pools than the rates specified model, which resulted in an overstatement of the provision for loan losses of $441,000 for the year ended December 31, 2004.

•	An accrual of repossession costs for repossession activities in progress which are currently recorded on a cash basis resulted in an increase in expenses for the year ended December 31, 2004 of $534,000.

•	A reduction of interest income for the uncollectibility of accrued interest on loans over 30 days delinquent and for current loans in repossession status resulted in a decrease in income for the year ended December 31, 2004 of $352,000.

•	Aggregate miscellaneous adjustments resulted in a decrease in income for the year ended December 31, 2004 of $311,000.

A summary of the aggregate effects of the foregoing restatements on the Company’s Consolidated Statement of Financial Condition and Consolidated Statements of Income for the periods presented herein is shown below.

Changes to Unaudited Consolidated Statements of Financial Condition

	As of March 31, 2004		As of March 31, 2003
	Unaudited		Unaudited
	As Reported	As Restated	As Reported	As Restated
	(Dollars in thousands, except per share data)
Loans	$478,701	$438,364	$352,166	$313,101
Unearned discount	$(17,857)	$(18,089)	$(4,325)	$(4,380)
Allowance for loan losses	$(24,713)	$(25,130)	$(26,214)	$(25,778)
Loans, net	$436,131	$395,145	$321,627	$282,943
FHLB stock, at cost	$11,563	$—	$7,406	$—
Accrued interest receivable	$6,211	$5,903	$—	$—
Other assets	$24,193	$25,825	$19,411	$21,024
Assets of discontinued operations	$49,009	$37,446	$—	$41,851
Total assets	$1,649,961	$1,647,745	$1,189,491	$1,186,865
Deposits	$526,030	$—	$471,031	$—
Accrued expenses and other liabilities	$5,237	$5,653	$—	$—
Liabilities of discontinued operations-deposits held for sale	$—	$526,030	$—	$471,031
Total liabilities	$1,546,103	$1,546,519	$—	$—
Retained earnings	$37,075	$34,443	$21,822	$19,196
Total shareholders equity	$103,858	$101,226	$87,407	$84,780
Total liabilities and shareholders equity	$1,649,961	$1,647,745	$1,189,491	$1,186,865

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of March 31, 2004 assets and liabilities of discontinued operations were reclassified and the accounting for dealer discount for loans booked prior to January 1, 2003 was corrected and the accretion of discount was changed to reflect the level yield method. The accrued liabilities for collection expenses were also increased. The adjustments resulted in a decrease in total assets of $2,216,000 and retained earnings of $2,632,000 and an increase in liabilities of $416,000.

As of March 31, 2003 assets and liabilities of discontinued operations were reclassified and the accounting for dealer discount for loans booked prior to January 1, 2003 was corrected and the accretion of discount was changed to reflect the level yield method resulting in a decrease in total assets and retained earnings of $2,600,000.

Changes to Unaudited Consolidated Statements of Income

	Three Months Ended March 31, 2004		Three Months Ended March 31, 2003
	Unaudited		Unaudited
	As Reported	As Restated	As Reported	As Restated
Interest—loans	$26,639	$26,349	$16,637	$16,785
Short term investment	$5,074	$4,204	$—	$—
Total interest income	$31,713	$30,553	$20,081	$20,499
Deposits	$3,519	$3,217	$3,692	$3,291
Total interest expense	$6,498	$6,196	$5,288	$4,887
Net interest income	$25,215	$24,357	$14,793	$15,612
Provision for loan losses	$5,211	$5,859	$2,703	$2,905
Net interest income after provision for loan losses	$20,004	$18,498	$12,090	$18,517
Service charges and fees	$256	$140	$230	$104
Loan related charges and fees	$86	$312	$—	$—
Gain on sale of securities	$499	$—	$—	$—
Other income	$438	$439	$—	$—
Total non-interest income (loss)	$1,279	$891	$496	$370
Compensation of benefits	$7,713	$7,592	$—	$—
Occupancy	$1,243	$1,237	$—	$—
Other expenses	$3,206	$3,517	$2,279	$2,225
Total non-interest expense	$12,162	$12,346	$9,321	$9,267
Income from continuing operations before income taxes	$9,121	$7,043	$3,265	$3,810
Income taxes	$3,684	$2,840	$1,321	$1,542
Income from continuing operations	$5,437	$4,203	$1,944	$2,268
Income from discontinued operations, net of tax	—	$428	$432	$967
Net income	$5,437	$4,631	$2,376	$3,235
Comprehensive income	$5,785	$4,979	$2,112	$2,971
Earnings per share-basic:
Income before discontinued operations	$0.34	$0.26	$0.12	$0.14
Discontinued operations	$—	$—	$0.03	$0.06
Net income	$0.34	$0.29	$0.15	$0.20
Earnings per share-diluted:
Income before discontinued operations	$0.30	$0.24	$0.11	$0.13
Discontinued operations	$—	$—	$0.03	$0.06
Net income	$0.30	$0.26	$0.14	$0.19

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three months ended March 31, 2004 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a net decrease in interest income of $290,000. An adjustment was made to increase the provision for loan losses by $662,000 and additional collection expenses of $416,000 were accrued. These changes resulted in a decrease in net income after tax of $806,000.

Three months ended March 31, 2003 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a decrease in interest income of $55,000 and an increase in interest income of $1,497,000, respectively. These changes resulted in an increase in net income tax of $859,000.

Changes to Unaudited Consolidated Statements of Financial Condition

	As of June 30, 2004		As of June 30, 2003
	Unaudited		Unaudited
	As Reported	As Restated	As Reported	As Restated
Loans	$514,456	$473,827	$389,308	$349,590
Unearned discount	$(20,396)	$(20,871)	$(8,462)	$(8,628)
Less allowance for loan losses	$(24,493)	$(24,144)	$(24,972)	$(24,714)
Loans, net	$469,567	$428,812	$355,874	$316,248
FHLB stock, at cost	$11,910	$—	$9,587	$—
Accrued interest receivable	$6,549	$6,227	$—	$—
Other assets	$30,244	$31,403	$21,062	$21,031
Assets of discontinued operations	$—	$50,342	$—	$49,045
Total assets	$1,665,897	$1,664,411	$1,342,655	$1,342,456
Deposits	$520,976	$—	$468,807	$—
Accrued expenses and other liabilities	$6,887	$7,342	$—	$—
Liabilities of discontinued operations-deposits held for sale	$—	$520,976	$—	$468,807
Total liabilities	$1,558,747	$1,559,202	$—	$—
Retained earnings	$43,014	$41,073	$25,063	$24,863
Total shareholders equity	$107,150	$105,209	$90,629	$90,430
Total liabilities and shareholders’ equity	$1,665,897	$1,664,411	$1,342,655	$1,342,456

As of June 30, 2004 assets and liabilities of discontinued operations were reclassified and the accounting for dealer discount for loans booked prior to January 1, 2003 was corrected and the accretion of discount was changed to reflect the level yield method. The accrued liabilities for collection expenses were also increased. The adjustments resulted in a decrease in total assets of $1,486,000 and retained earnings of $1,941,000 and an increase in liabilities of $455,000.

As of June 30, 2003 assets and liabilities of discontinued operations were reclassified and the accounting for dealer discount for loans booked prior to January 1, 2003 was corrected and the accretion of discount was changed to reflect the level yield method resulting in a decrease in total assets and retained earnings of $200,000.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes to Unaudited Consolidated Statements of Income

	Three Months Ended June 30, 2004		Three Months Ended June 30, 2003
	Unaudited		Unaudited
	As Reported	As Restated	As Reported	As Restated
Interest—loans	$29,175	$28,563	$19,608	$22,651
Short term investments	$4,655	$4,480	$—	$—
Total interest income	$33,830	$33,043	$23,724	$26,767
Deposits	$3,494	$3,192	$3,544	$3,114
Repurchase agreements	$2,705	$2,791	$—	$—
Total interest expense	$6,308	$6,092	$5,805	$5,375
Net interest income	$27,522	$26,951	$17,919	$21,392
Provision for loan losses	$5,114	$4,346	$3,176	$3,113
Net interest income after provision for loan losses	$22,408	$22,605	$14,743	$18,279
Service charges and fees	$218	$103	$217	$88
Loan related charges and fees	$78	$303	$—	$—
Gain on sale of securities	$98	$81	$—	$—
Total non-interest income (loss)	$576	$669	$771	$642
Compensation and benefits	$7,998	$7,877	$—	$—
Occupancy	$1,297	$1,292	$—	$—
Other expense	$3,425	$3,360	$2,512	$2,455
Market loss-derivative	$297	$297	$—	$—
Total non-interest expense	$13,017	$12,826	$10,096	$10,039
Income from continuing operations before income taxes	$9,967	$10,448	$5,418	$8,882
Income taxes	$4,028	$4,218	$2,177	$3,576
Income from continuing operations	$5,939	$6,230	$3,241	$5,306
Income from discontinued operations, net of tax	$—	$400	$—	$362
Net income	$5,939	$6,630	$3,241	$5,668
Comprehensive income	$3,145	$3,836	$3,171	$5,598
Earnings per share-basic:
Continuing operations	$0.37	$0.39	$0.20	$0.34
Discontinued operations	$—	$0.02	$—	$0.02
Net income	$0.37	$0.41	$0.20	$0.36
Earnings per share-diluted:
Continuing operations	$0.33	$0.35	$0.19	$0.31
Discontinued operations	$—	$0.02	$—	$0.02
Net income	$0.33	$0.37	$0.19	$0.33

Three months ended June 30, 2004 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a net increase in interest income of $443,000. An adjustment was made to decrease the provision for loan losses by $760,000 and additional collection expenses of $39,000 were accrued. These changes resulted in a increase in net income after tax of $691,000.

Three months ended June 30, 2003 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a decrease in interest income of $111,000 and an increase in interest income of $4,182,000, respectively. These changes resulted in an increase in net income after tax of $2,427,000.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months Ended June 30, 2004		Six Months Ended June 30, 2003
	Unaudited		Unaudited
	As Reported	As Restated	As Reported	As Restated
Interest—loans	$55,814	$54,912	$35,975	$39,436
Short term investment	$9,729	$8,684	$—	$—
Total interest income	$65,543	$63,596	$43,805	$47,266
Deposits	$7,013	$6,409	$7,236	$6,405
Repurchase agreements	$5,564	$5,650	$—	$—
Total interest expense	$12,806	$12,288	$11,093	$10,262
Net interest income	$52,737	$51,308	$32,712	$37,004
Provision for loan losses	$10,325	$10,205	$5,879	$6,018
Net interest income after provision for loan losses	$42,412	$41,103	$26,833	$30,986
Service charges and fees	$474	$243	$447	$192
19219 Loan related charges and fees	$164	$615	$—	$—
Gain on sale of securities	$597	$81	$—	$—
Other income	$620	$621	$—	$—
Total non-interest income	$1,855	$1,560	$1,267	$1,012
Compensation and benefits	$15,711	$15,469	$—	$—
Occupancy	$2,540	$2,529	$—	$—
Other expenses	$6,631	$6,877	$4,791	$1,012
Total non-interest expense	$25,179	$25,172	$19,417	$19,306
Income from continuing operations before income taxes	$19,088	$17,491	$8,683	$12,692
Income taxes	$7,712	$7,058	$3,498	$5,118
Net income before discontinued operations	$11,376	$10,433	$5,185	$7,574
Income from discontinued operations, net of taxes	$—	$828	$—	$432
Net income	$11,376	$11,261	$5,617	$8,006
Comprehensive income	$8,907	$8,815	$5,283	$8,569
Earnings per share-basic:
Continuing operations	$0.66	$0.65	$0.32	$0.53
Net income	$0.35	$0.56	$0.35	$0.56
Earnings per share-diluted:
Continuing operations	$0.58	$0.58	$0.30	$0.49
Net income	$0.63	$0.63	$0.33	$0.52

Six months ended June 30, 2004 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a net increase in interest income of $153,000 An adjustment was made to decrease the provision for loan losses by $98,000 and additional collection expenses of $455,000 were accrued. These changes resulted in a decrease in net income after tax of $115,000.

Six months ended June 30, 2003 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a decrease in interest income of $166,000 and an increase in interest income of $5,679,000, respectively. These changes resulted in an increase in net income after tax of $3,286,000.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes to Unaudited Consolidated Statements of Financial Condition

	As of September 30, 2004		As of September 30, 2003
	Unaudited		Unaudited
	As Reported	As Restated	As Reported	As Restated
Loans	$503,396	$502,150	$420,522	$375,938
Unearned discount	$(22,179)	$(22,880)	$(11,815)	$(12,158)
Allowance for loan losses	$(25,188)	$(24,973)	$(25,968)	$(25,679)
Loans, net	$456,029	$454,297	$382,739	$338,101
FHLB stock, at cost	$12,048	$—	$11,456	$—
Accrued interest receivable	$6,772	$6,435	$—	$—
Other assets	$44,627	$45,538	$20,052	$20,110
Assets of discontinued operations	$—	$51,344	$—	$55,704
Total assets	$1,556,336	$1,555,178	$1,504,861	$1,504,529
Accrued expenses and other liabilities	$8,504	$8,999	$—	$—
Deposits	$84,269	$—	$476,966	$—
Liabilities of discontinued operations-deposits held for sale	$—	$84,269	$—	$476,966

Retained earnings	$50,035	$48,382	$27,392	$27,059
Total shareholders’ equity	$115,754	$114,101	$92,811	$92,479
Total liabilities and shareholders equity	$1,556,336	$1,555,178	$1,504,861	$1,504,529

As of September 30, 2004 assets and liabilities of discontinued operations were reclassified and the accounting for dealer discount for loans booked prior to January 1, 2003 was corrected and the accretion of discount was changed to reflect the level yield method. The accrued liabilities for collection expenses were also increased. The adjustments resulted in a decrease in total assets of $1,158,000 and retained earnings of $1,653,000 and an increase in liabilities of $495,000.

As of September 30, 2003 assets and liabilities of discontinued operations were reclassified and the accounting for dealer discount for loans booked prior to January 1, 2003 was corrected and the accretion of discount was changed to reflect the level yield method resulting in a decrease in total assets and retained earnings of $333,000.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes to Unaudited Consolidated Statements of Operations

	Three Months Ended September 30, 2004		Three Months Ended September 30, 2003
	Unaudited		Unaudited
	As Reported	As Restated	As Reported	As Restated
Interest—loans	$29,641	$30,100	$22,233	$20,884
Total interest income	$35,999	$36,458	$26,242	$24,893
Deposits	$—	$—	$3,399	$2,908
Interest Exp-Securitizations Warehouse Credit line	$291	$247	—	—
Total interest expense	$6,953	$7,009	$5,808	$5,317
Net interest income	$29,046	$29,449	$14,009	$13,203
Provision for loan losses	$7,383	$7,266
Net interest income after provision for loan losses	$21,663	$22,183
Service charge and fees	$—	$—	$204	$73
Total non-interest income (loss)	$—	$—	$507	$426
Other expenses	$3,665	$3,705
Total non-interest expense	$15,651	$15,691
Income from continuing operations before	$6,415	$6,895	$3,940	$3,042
Income taxes	$2,654	$2,847	$1,611	$1,249
Income from continuing operations	$7,021	$7,308	$2,329	$2,196
Income from discontinued operations, net of tax	$—	$—	$—	$403
Net income	$7,021	$7,308	$2,329	$2,196
Earnings per share-basic:
Continuing operations	$0.23	$0.25
Discontinued operations	$—	$—	$—	$0.03
Net income	$0.43	$0.45	$0.15	$.11
Earnings per share-diluted:
Continuing operations	$0.21	$0.23	$0.13	$0.10
Discontinued operations	$—	$—	$—	$0.02
Net income	$0.39	$0.41	$0.13	$0.10

Three months ended September 30, 2004 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a net increase in interest income of $459,000 An adjustment was made to decrease the provision for loan losses by $117,000 and additional collection expenses of $40,000 were accrued. These changes resulted in a increase in net income after tax of $287,000.

Three months ended September 30, 2003 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a decrease in interest income of $177,000 and a decrease in interest income of $45,000, respectively. These changes resulted in a decrease in net income after tax of $133,000.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended September 30, 2004		Nine Months Ended September 30, 2003
	Unaudited		Unaudited
	As Reported	As Restated	As Reported	As Restated
Interest—loans	$84,400	$85,012	$55,029	$60,320
Total interest income	$99,442	$100,054	$66,868	$72,159
Deposits	$9,656	$9,427	$9,779	$9,313
Interest exp-Securitization/Warehouse Credit line	$291	$347	$—	$—
Subordinated debenture	$—	$229	$—	$—
Total interest expense	$19,241	$19,297	$16,045	$15,579
Net interest income	$80,201	$80,757	$50,823	$56,580
Provision for loan losses	$17,686	$17,471	$—	$—
Net interest income after provision for loan losses	$62,515	$63,286	$38,432	$44,189
Service charges and fees	$—	$—	$16	$265
Loan related charges and fees	$—	$—	$651	$231
Gain on sale of securities	$—	$—	$231	$402
Other income	$—	$—	$—	$—
Compensation and benefits	$—	$—	$18,913	$19,250
Occupancy	$—	$—	$3,250	$3,266
Other expense	$10,087	$10,582	$7,264	$7,377
Total non-interest expense	$40,368	$40,863	$29,427	$29,893
Income from continuing operations before income taxes	$24,110	$24,386	$10,443	$15,734
Income taxes	$9,800	$9,905	$4,227	$6,367
Income from continuing operations	$14,310	$14,481	$1,730	$9,367
Income from discontinued operations, net of tax	$—	$—
Net income	$18,398	$18,569	$7,946	$11,099
Earnings per share-basic:
Continued operations	$0.89	$0.90	$0.39	$0.59
Net income	$1.14	$1.15	$0.50	$0.70
Earnings per share-diluted:
Continued operations	$0.79	$0.80	$0.36	$0.54
Net income	$1.02	$1.03	$0.46	$0.64

Nine months ended September 30, 2004 income and expenses for the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a net increase in interest income of $612,000. An adjustment was made to decrease the provision for loan losses by $215,000 and additional collection expenses of $495,000 were accrued. These changes resulted in an increase in net income after tax of $171,000.

Nine months ended September 30, 2003 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a decrease in interest income of $343,000 and an increase in interest income of $5,634,000, respectively. These changes resulted in an increase in net income after tax of $3,153,000.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes to Consolidated Statement of Financial Condition

	As of December 31, 2003
	As Reported	As Restated
Loans	$426,624	$397,417
Unearned discount	$—	$(14,932)
Allowance for loan losses	$(25,253)	$(24,982)
Loans, net	$401,371	$357,503
FHLB stock, at cost	$11,563	$—
Accrued interest receivable	$—	$—
Other assets	$13,742	$14,813
Assets of discontinued operations	$—	$52,535
Total assets	$1,665,264	$1,663,439
Deposits	$498,389	$—
Liabilities of discontinued operations-deposits held for sale	$—	$498,389
Retained earnings	$31,637	$29,812
Total shareholders’ equity	$97,875	$96,050
Total liabilities and shareholders equity	$1,665,264	$1,663,439

As of December 31, 2003 assets and liabilities of discontinued operations were reclassified and the accounting for dealer discount for loans booked prior to January 1, 2003 was corrected and the accretion of discount was changed to reflect the level yield method resulting in a decrease in total assets and retained earnings of $1,825,000.

Changes to Unaudited Consolidated Statement of Income

	Three Months Ended December 31, 2003
	Unaudited
	As Reported	As Restated
Interest—loans	$24,588	$20,877
Total interest income	$29,346	$25,635
Deposits	$3,243	$2,736
Total interest expense	$6,245	$5,738
Net interest income	$23,101	$19,897
Provision for loan losses	$5,433	$5,380
Net interest income after provision for loan losses	$17,688	$14,517
Service charges and fees	$221	$68
Total non-interest income	$815	$420
Other expenses	$2,854	$3,927
Total non-interest expense	$11,361	$11,321
Income from continuing operations before income taxes	$7,122	$3,858
Income taxes	$2.877	$1,558
Income from continuing operations	$4,245	$2,300
Income from discontinued operations, net of tax	$—	$452
Net income	$4,245	$2,752
Earnings per share-basic:
Continuing operations	$0.26	$0.14
Discontinued operations	$—	$0.03
Net income	$0.26	$0.17
Earnings per share-diluted:
Continuing operations	$0.24	$0.13
Discontinued operations	$—	$0.02
Net income	$0.24	$0.15

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three months ended December 31, 2003 income and expenses of our insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in a decrease in interest income of $223,000 and $2,285,000, respectively. These changes resulted in an decrease in net income after tax of $1,493,000.

	Year Ended December 31, 2003
	As Reported	As Restated
Interest—loans	$82,796	$81,197
Total interest income	$99,393	$97,794
Deposits	$13,878	$12,049
Total interest expense	$23,146	$21,317
Net interest income	$76,247	$76,477
Provision for loan losses	$17,737	$17,771
Net interest income after provision for loan losses	$58,510	$58,706
Services charges and fees	$872	$333
Total non-interest income	$2,639	$2,100
Other expenses	$10,381	$10,191
Income from continuing operations before income taxes	$19,745	$19,592
Income taxes	$7,986	$7,924
Income from continuing operations	$11,759	$11,668
Income from discontinued operations, net of tax	$432	$2,183
Net income	$12,191	$13,851
Earnings per share-basic:
Continuing operations	$0.74	$0.73
Discontinued operations	$0.03	$0.14
Net income	$0.77	$0.87
Earnings per share-diluted:
Continuing operations	$0.67	$0.67
Discontinued operations	$0.02	$0.12
Net income	$0.69	$0.79

Year ended December 31, 2003 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax. The accounting for dealer discount and the accretion of income was corrected resulting in an decrease in interest income of $564,000 and an increase in interest income of $3,349,000, respectively. These changes resulted in an increase in net income after tax of $1,660,000.

3.    Discontinued Operations

In September 2004, the Company sold its three retail bank branches (with total deposits of $223.4 million) and its brokered deposit portfolio (with deposits of $184.3 million) and, at December 31, 2004, the Company had its remaining internet originated deposits under contract for sale pending regulatory approval. The sale of the internet originated deposits was closed on February 5, 2005. The Company recognized a gain on sale of the three retail branches and the brokered deposit portfolio of $2.7 million after tax. The normal net operating costs and interest expense on deposits of the Bank have not been reclassified as discontinued operations from prior periods because the associated loans funded by these deposits are not discontinued and the cost of the replacement funds from the securitization and the warehouse line are very similar to the net cost of deposits including operating costs.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In November 2004, the Company sold the portfolio of insurance premium finance loans to ClassicPlan Premium Financing, Inc., or ClassicPlan, pursuant to a Loan Sale Agreement dated November 17, 2004. The Company sold the portfolio of loans at a nominal premium over par.

The following amounts have been segregated from continuing operations and reflected as discontinued operations.

	Years Ended December 31,
	2004	2003	2002
	(Dollars in Thousands)
Revenue	$3,959	$4,384	$7,022
Income from discontinued operation (after applicable income taxes of $706, $1,480 and $1,557, respectively)	$1,015	$2,183	$2,551
Gain on disposal of business (after applicable income tax expense of $2,676)	$2,768
Income from discontinued operations	$3,783	$2,183	$2,551

4.    Summary Of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of UPFC, PAFI, UACC and the Bank. Substantially all of UPFC’s revenues are derived from the operations of UACC and the Bank and they represent substantially all of UPFC’s consolidated assets and liabilities as of December 31, 2004 and 2003. The Company recognized a gain on the sale of the loans of $59,000 after tax.

Cash And Cash Equivalents

For consolidated statement purposes, cash and cash equivalents include cash on hand, non-interest-bearing deposits, federal funds sold and highly liquid interest-bearing deposits with original maturities of three months or less.

Restricted Cash

Restricted cash relates to $9.333 million of deposits held as collateral for securitized obligations and $27.396 million relates to cash that is process of being applied to pay down of securitized obligations and warehouse liabilities.

Securities

Securities are classified in one of three categories: held-to-maturity, trading, or available-for-sale. Investments classified as held-to-maturity are carried at amortized cost because management has both the intent and ability to hold these investments to maturity. Investments classified as trading are carried at fair value with any gains and losses reflected in earnings. All other investments are classified as available-for-sale and are carried at fair value with any unrealized gains and losses included as a separate component of shareholders’ equity, net of applicable taxes.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale or held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Plan

As permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation: (“SFAS No. 123”), UPFC accounts for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. UPFC provides the pro forma net income, pro forma earnings per share, and stock based compensation plan disclosure requirements set forth in SFAS No. 123. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 (footnote 16), “Accounting for Stock-Based Compensation,” the Company’s net income and earnings per share would have been reduced to the pro-forma amounts indicated below for the years ended December 31:

	Years Ended December 31,
	2004	2003	2002
		(As Restated)	(As Restated)
Net income to common shareholders:
As reported	$23,705	$13,851	$6,522
Pro forma	22,814	13,186	5,148

Earnings per share:
As reported—basic	$1.46	$0.87	$0.42
As reported—diluted	1.31	0.79	0.39
Pro-forma—basic	1.41	0.83	0.33
Pro-forma—diluted	1.26	0.75	0.30

Loans

UPFC purchases automobile installment contracts for investment. Loans and contracts held for investment are reported at cost, net of purchase discount and unearned finance charges.

Interest Income

Interest income is accrued as it is earned. The Company’s policy is to charge-off loans delinquent 120 days or more. Interest income deemed uncollectible is reversed at the time the loan is charged off. Income is subsequently recognized only to the extent cash payments are received, until in management’s judgment, the borrower’s ability to make periodic interest and principal payments is in accordance with the loan terms.

Sale Of Loans

Gains or losses resulting from sales of loans are recognized at settlement and are based on the difference between the sales proceeds and the carrying value of the related loans sold.

Allowance For Loan Losses

The Company established allowances for loan losses for contracts purchased subsequent to January 1, 2003 by using incurred losses which we estimated as the “Expected 12 month Charge Off Method” which establishes reserves based on an analysis that sums the expected charge-offs for the next 12 months in each static loss pool.

As of December 31, 2002 the amount of allowance for loan losses related to automobile installment contracts was $27.6 million and contracts outstanding totaled $291.7 million. The allowance was an estimate of the losses expected for the life of the contracts. After December 31, 2002 any losses related to this pool of contracts was charged against the then existing allowance for loan losses.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2003 there were $17.3 million in net losses and $5.3 million provision expense relating to loans purchased before January 1, 2003 resulting in a remaining balance of $13.4 million in the allowance for loans allocable to loans purchased before January 1, 2003. The total remaining balance of loans purchased before January 1, 2003 was $152.9 million.

During the year ended December 31, 2004 there were $10.9 million in net losses and $1.4 million provision expense relating to loans purchased before January 1, 2003 resulting in a remaining balance of $3.8 million in the allowance for loans allocable to loans purchased before January 1, 2003. The total remaining balance of loans purchased before January 1, 2003 was $76.5 million.

Prior to January 1, 2003 the allowance for loan losses included a portion, generally 9.0% to 11.5% of the net contract amount of automobile installment contracts. This allocation of purchase represented management’s estimate of the losses expected over the life of the contract up to the amount of purchase discount. The remainder of the expected losses was included in provision expense. UPFC also charged current earnings with a provision for estimated losses on IPF loans. Management periodically made additional provisions for loan losses, charged against current earnings, based on the determination of the adequacy of allowance for loan losses. UPFC accounted for such contracts by static pool, stratified into six-month pools, so that the credit risk in each individual static pool could be evaluated independently, on a periodic basis, in order to estimate the future losses within each static pool. Additional provisions for credit losses were recognized immediately for pools whereby the remaining amount of the initial discount set aside was determined to be insufficient to cover losses expected to be incurred. Management’s determination of the adequacy of the allowance for loan losses took into consideration numerous factors, including an assessment of the credit risk inherent in the portfolio, prior loss experience, the levels and trends of non-performing loans, current and prospective economic conditions and other factors. Additionally, regulatory authorities, as an integral part of their examination process, review our allowance for estimated losses based on their judgment of information available to them at the time of their examination and may require the recognition of additions to the allowance.

Commencing January 1, 2003, after consultation with the Office of Thrift Supervision (“OTS”), the Bank began to allocate the purchase price entirely to automobile contracts and unearned income at the date of purchase. The unearned income is now accreted as an adjustment to yield over the life of the contract. An allowance for credit losses is established through provisions for losses recorded in income as necessary to provide for estimated contract losses (net of remaining unearned income) at each reporting date. Management expects that future results will reflect higher yields and provisions for credit losses being recorded from purchased automobile contracts.

Premises And Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the leases. Leasehold improvements are amortized over a period not exceeding the term of the lease. Furniture, equipment, computer hardware, software and data processing equipment are currently depreciated over 3-5 years.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS 109), resulting in two components of Income Tax Expense: current and deferred. Current income tax expense approximates taxes to be paid of refunded for the current period. Deferred income tax expense

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results from changes in deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Deferred tax assets have also have been recognized for net operating loss carryforwards and tax credit carryforwards. Valuation allowances are then recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Earnings Per Share

Earnings per Common Share is computed by dividing Net Income Available to Common Shareholders by the weighted average common shares issued and outstanding. For Diluted Earnings per Common Share, Net Income Available to Common Shareholders can be affected by the conversion of the registrant’s convertible preferred stock. Where the effect of this conversion would have been dilutive, Net Income Available to Common Shareholders is adjusted by the associated preferred dividends. The adjusted Net Income is divided by the weighted average number of common shares issued and out-standing for each period by amounts representing the dilutive effect of stock options outstanding, restricted stock units and the dilution resulting from the conversion of the registrant’s convertible preferred stock, if applicable. The effects of convertible preferred stock, restricted stock units and stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidulutive. Dilutive potential common shares are calculated using the treasury stock method.

Segment Information And Disclosure

Accounting principles generally accepted in the United States of America establish standards to report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. UPFC has concluded it has two operating segments consistent with the ones evaluated internally for operating decisions and assessing performance.

Recent Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company is required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interest in variable interest entities created before January 1, 2004 the Interpretation is applied beginning January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interest of the variable interest entity initially are measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practical, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the variable interest entity. The Company has evaluated the impact of applying FIN 46R to existing variable interest entities in which it has variable interests. The adoption of FIN 46R did not have a material impact on the Company’s consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accounts issued Statement of Position 03-03. Accounting for Certain Loans or Debt Securities Acquired in a Transfer, or SOP 03-03. This SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by an entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management believes this pronouncement will not have a material impact on the Company’s consolidated financial position and results of operations.

In March 2004, the FASB issued Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This EITF describes a model that involves three steps: (1) determine whether an investment is impaired, (2) determine whether the impairment is other-than-temporary, and (3) to recognize the impairment loss in earnings. The EITF also requires several additional disclosures for cost-method investments. The EITF’s impairment accounting guidance is effective for reporting periods beginning after June 15, 2004. The Company’s adoption of this EITF will not have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123-R, Share-Based Payment, which requires that the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements. That cost will be measured based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123-R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

SFAS No. 123-R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value-based model of Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the preferable fair-value method.

Publicly held companies that are not Small Business Issuers are required to apply SFAS No. 123-R as of the first interim or annual reporting period that begins after June 15, 2005. Thus, the Company’s consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2004 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards. Management believes the adoption of this pronouncement will not have material effect on our consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Also, in December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured using the estimated fair value of the assets exchanged. SFAS No. 153 eliminates the narrow exception for nonmonetary exchanges of similar productive assets, and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has “commercial substance” if the future cash flows of the entity are expected to change significantly as a result of the transaction. This pronouncement is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. Management believes the adoption of this pronouncement will not have material effect on our consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

5.    Securities Available-For-Sale

Securities available-for-sale, including securities allocated to discontinued operations, are as follows:

	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
2004
U.S. government agency securities	$34,943	$—	$196	$34,747
U.S. government agency mortgage-backed securities	762,473	2,132	1,262	763,343

Total securities	$797,416	$2,132	$1,458	$798,090

2003
U.S. government agency securities	$105,138	$139	$—	$105,277
U.S. government agency mortgage-backed securities	1,097,107	918	858	1,097,167

Total Securities	$1,202,245	$1,057	$858	$1,202,444

The carrying and estimated fair values of securities at December 31, 2004 by contractual maturity are shown in the following table. Actual maturities may differ from contractual maturities because issuers generally have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2004 and 2003 there were $770 million and $1,080 million, respectively, of securities pledged for repurchase agreements. At December 31, 2004 there was $10 million of securities available-for-sale included in the assets of discontinued operations.

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
One year or less	$—	$—
One to five years	34,943	34,747
Over five years	—	—
Mortgage-backed securities	762,473	763,343

Total	$797,416	$798,090

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Proceeds from the sale of securities available-for-sale for the years ended December 31, 2004, 2003 and 2002 were as follows:

	For the year ended December 31,
	2004	2003	2002
Proceeds from sales of securities available-for-sale	$537,662	$125,275	$84,708
Gross realized gains	1,110	506	491
Gross realized losses	100	—	—

The table below shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004.

	Less Than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars in thousands)
US government agency securities	$—	$—	$34,747	$196	$34,747	$196
US government agency mortgage-backed securities	53,733	748	85,608	514	139,341	1,262

Total temporarily impaired securities	$53,733	$748	$120,355	$710	$174,088	$1,458

All of the Company’s investments are in United States government or agency guaranteed debt and display minimal credit risk. Any price impairments are caused by movements in market interest rates, which can also cause variation in expected prepayments of mortgage-backed securities.

The Company has a total of 11 positions currently in an unrealized loss position. Only 1 of these positions has been in an unrealized loss position for over 12 months. This position is in securities backed by the full faith and credit of the United States Government for timely payment of principal and interest. This impairment is therefore deemed to be temporary.

6.    Loans and Contracts

Loans are summarized as follows:

	December 31,
	2004	2003
		(As Restated)
	(Dollars in thousands)
Consumer loans:
Automobile installment contracts	$528,761	$405,085
Other consumer	4	49

Total loans and contracts	528,765	405,134

Less:
Unearned finance charges	(4,595)	(7,717)
Unearned discount	(24,827)	(14,932)
Allowance for loan losses	(25,593)	(24,982)

Total loans and contracts, net	$473,750	$357,503

Contractual weighted average interest rate	22.74%	22.02%

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activity in the allowance for loan losses consists of the following:

	Years Ended December 31,
	2004	2003	2002
		(As restated)	(As restated)
	(Dollars in thousands)
Balance at beginning of year	$24,982	$27,586	$16,807
Provision for loan losses	25,516	17,771	12,783
Purchase discounts on automobile installment contracts allocated to the allowance for loan losses	—	—	15,057
Charge-offs	(26,386)	(22,000)	(17,927)
Recoveries	1,481	1,625	866

Net charge-offs	(24,905)	(20,375)	(17,061)

Balance at end of year	$25,593	$24,982	$27,586

The purchase discounts allocated to the allowance for loan losses were comprised of acquisition discounts on the Company’s purchase of automobile installment contracts. UPFC allocated the estimated amount of discounts attributable to credit risk to the allowance for loan losses based on an analysis of loss history.

After consultation with the OTS, commencing January 1, 2003, the Bank began to allocate the purchase price entirely to auto contracts and unearned income at the date of purchase. The unearned income will be accreted as an adjustment to yield over the life of the contract. An allowance for credit losses will be established through provisions for losses recorded in income as necessary to provide for estimated contract losses (net of remaining unearned income) at each reporting date.

The total allowance for loan losses was $25.6 million at December 31, 2004 compared with $25.0 million at December 31, 2003, representing 5.12% of loans at December 31, 2004 and 6.53% at December 31, 2003. Additionally, unearned discounts on loans totaled $24.8 million at December 31, 2004 compared with $14.9 at December 31, 2003, representing 4.74% of loans at December 31, 2004 compared to 3.76% of loans at December 31, 2003.

The following table sets forth information with respect to the Company’s non-performing assets:

	December 31,
	2004	2003
	(Dollars in thousands)
Nonaccrual loans	$—	$139

Totals	$—	$139

Percentage of non-performing assets to total assets	—%	0.01%

At December 31, 2004, the aggregate investment in loans considered to be impaired was $0 compared to $139,000 at December 31, 2003. The average recorded investment in impaired loans during the years ended December 31, 2004 and 2003 was approximately $0 and $139,000, respectively. All nonaccrual loans were part of the portfolio of insurance premium finance loans that were sold in November of 2004.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.    Federal Home Loan Bank Stock

At December 31, 2004, and until its dissolution on February 11, 2005, the Bank was a member of the Federal Home Loan Bank System (“FHLB”) and as such was required to maintain an investment in capital stock of the FHLB of San Francisco. The Bank owned 121,590 shares at December 31, 2004 and 115,630 shares at December 31, 2003 of the FHLB’s $100 par value capital stock. The amount of stock required is adjusted annually based on a determination made by the FHLB. The determination is based on the balance of the Bank’s outstanding advances from the FHLB, and minimum stock requirements. FHLB stock is included in assets of discontinued operations.

8.    Interest Receivable

Interest receivable is as follows:

	December 31,
	2004	2003
		(As restated)
	(Dollars in thousands)
Auto loans	$5,424	$4,346
Securities	1,477	1,547

Total	$6,901	$5,893

9.    Premises and Equipment

Premises and equipment are as follows:

	December 31,
	2004	2003
	(Dollars in thousands)
Furniture and equipment	$8,838	$7,661
Leasehold improvements	622	342

	9,460	8,003
Less: Accumulated depreciation and amortization	(5,941)	(4,840)

Total	$3,519	$3,163

Depreciation and amortization expense was $1,361,000 for the year ended December 31, 2004 and $1,119,000 for the year ended December 31, 2003 and $931,000 for the year ended December 31, 2002.

During 2004 and 2003, there were no assets that were affected by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Our adoption of SFAS No. 144 did not have a material effect on our earnings or financial position.

10.    Due from Shareholders

At December 31, 2004 the Company held an amount receivable from its major shareholders BVG West Corp and Pan American Financial, L.P. in the amount of $672,000 (2003-$487,669). This amount is receivable pursuant to the Amended and Restated Registration Rights Agreement entered into on September 29, 2004 and effective as of July 1, 2004. Pursuant to this agreement, the Company will pay the costs associated with the secondary offering and will receive reimbursement at the time of completion of the offering. Guillermo Bron, Chairman, is the sole general partner of BVG West Corporation, which is the sole general partner of Pan American Financial, L.P.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.    Deposits

Deposits are summarized as follows:

	December 31,
	2004		2003
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Deposits with no stated maturity:
Regular and money market passbook	$—	—%	$72,990	1.45%
NOW accounts and money market checking	35	—%	19,331	0.71%

	35	—%	92,321	1.30%
Time deposits less than $100,000	33,267	2.88%	310,535	3.00%
Time deposits $100,000 and over	38,614	2.60%	95,533	2.53%

	71,881	2.73%	406,068	2.90%

Total deposits	$71,916	2.73%	$498,389	2.59%

A summary of time deposits by remaining maturity is as follows:

	December 31,
	2004	2003
	(Dollars in thousands)
Maturity within one year	$48,924	$184,292
Maturity within two years	17,593	86,812
Maturity within three years	4,571	79,332
Maturity over three years	793	55,632

Total	$71,881	$406,068

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.    Borrowings

The following table sets forth certain information regarding the Company’s short-term borrowed funds at or for the years ended on the dates indicated. All borrowings had original maturities of less than 1 year. Repurchase agreement amounts include repurchase agreements and FHLB advances.

	At or For Years Ended December 31,
	2004	2003
	(Dollars in thousands)
Repurchase agreements
Maximum month-end balance	$1,082,061	$1,052,205
Balance at end of period	745,295	1,052,205
Average balance for period	934,413	755,755
Weighted average interest rate on balance at end of period	2.41%	1.14%
Weighted average interest rate on average balance for period	1.43%	1.20%
Securitized Borrowings
Maximum month-end balance	$420,000	$—
Balance at end of period	352,564	—
Average balance for period	107,018	—
Weighted average interest rate on balance at end of period	2.77%	—%
Weighted average interest rate on average balance for period	3.49%	—%
Warehouse Facilities
Maximum month-end balance	$101,776	$—
Balance at end of period	101,776	—
Average balance for period	16,714	—
Weighted average interest rate on balance at end of period	2.31%	—%
Weighted average interest rate on average balance for period	4.15%	—%

The Company negotiates the collateral required for each loan on a case-by-case basis. As of December 31, 2004 and 2003 there were $770 million and $1,080 million, respectively, of the amount included in securities available for sale, at fair market value on the Consolidated Statement of Financial Condition was pledged as collateral for repurchase agreement borrowings.

13.    Income Taxes

Total income tax expense was allocated as follows:

	Years Ended December 31,
	2004	2003	2002
		(As Restated)	(As Restated)
	(Dollars in thousands)
Income taxes from continuing operations	$13,078	$7,924	$2,388
Income taxes from discontinued operations	3,382	1,480	1,557
Cumulative effect of change in accounting principle	—	—	66

Total tax expense	$16,460	$9,404	$4,011

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income tax expense attributable to income from continuing operations consists of:

	Years Ended December 31,
	2004	2003	2002
		(As Restated)	(As Restated)
	(Dollars in thousands)
Federal taxes:
Current	$13,957	$10,180	$181
Deferred	(3,402)	(3,911)	1,793

	10,555	6,269	1,974

State taxes:
Current	2,520	2,304	456
Deferred	3	(649)	(42)

	2,523	1,655	414

Total	$13,078	$7,924	$2,388

The tax effects of temporary differences that give rise to significant items comprising the Company’s net deferred taxes as of December 31 are as follows:

	December 31,
	2004	2003
		(As Restated)
	(Dollars in thousands)
Deferred tax assets:
Net operating loss carryforwards	$—	$319
Loan loss allowances	10,019	7,818
Discontinued operations and accrued lease obligations	13	7
Intangible assets	575	658
Compensation related reserve	858	977
State taxes	830	802
Depreciation and amortization	—	—
Accrued liabilities	35	55
Other	189	207

Total gross deferred tax assets	12,519	10,843

Deferred tax liabilities:
FHLB stock dividends	(739)	(513)
Market discount	—	(2,565)
Unrealized gain on securities available for sale	(270)	(70)
Depreciation and amortization	(379)	(96)

Total gross deferred tax liabilities	(1,388)	(3,244)

Net deferred tax assets	$11,131	$7,599

UPFC believes a valuation allowance is not needed to reduce the net deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid or future taxable income.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2004 and 2003, UPFC had a net current income tax receivable of $10.1 million and $2.4 million, respectively.

Income tax expense attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations as a result of the following:

	Years Ended December 31,
	2004	2003	2002
Expected statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefits	5.0	5.5	4.3
Other, net	0.4	(0.1)	(1.1)

Effective tax rate	39.6%	40.4%	38.2%

Amounts for the current year are based upon estimates and assumptions as of the date of this report and could vary significantly from amounts shown on the tax returns as filed.

14.    Regulatory Capital Requirements

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 established new capital standards for savings institutions, requiring the OTS to promulgate regulations to prescribe and maintain uniformly applicable capital standards for savings institutions. Such regulations include three capital requirements: a tangible capital requirement equal to 1.5% of adjusted total assets, a leverage limit or core capital requirement equal to 4.0% of adjusted total assets, and a risk-based capital requirement equal to 8.0% of risk-weighted assets.

At December 31, 2004 and December 31, 2003, the Bank had the following regulatory capital requirements and capital position:

	December 31, 2004			December 31, 2003
	Actual	Required	Excess	Actual	Required	Excess
					(As Restated)
	(Dollars in thousands)
Tangible capital	$12,388	$1,272	$11,116	$96,848	$25,047	$71,801
Tangible capital ratio	14.61%	1.50%	13.11%	5.80%	1.50%	4.30%
Core capital	$12,388	$3,382	$9,006	$96,848	$66,792	$30,256
Core capital (leverage) ratio	14.61%	4.00%	10.61%	5.80%	4.00%	1.80%
Risk-based capital	$12,388	$1,202	$11,186	$104,853	$50,838	$54,015
Percent of risk-weighted assets	82.48%	8.00%	74.48%	16.50%	8.00%	8.50%

The FDIC Improvement Act of 1991 (“FDICIA”) required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to these requirements, the OTS adopted final rules, effective December 19, 1992, based upon FDICA’s five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The rules provide that a savings association is “well capitalized” if its leverage ratio is 5% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its total risk-based capital ratio is 10% or greater, and the institution is not subject to a capital directive.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As used herein, leverage ratio means the ratio of core capital to adjusted total assets, Tier 1 risk-based capital ratio means the ratio of core capital to risk-weighted assets, and total risk-based capital ratio means the ratio of total capital to risk-weighted assets, in each case as calculated in accordance with current OTS capital regulations. Under these regulations, the Bank is deemed to be “well capitalized” as of December 31, 2004.

Non-prime lending has been and continues to be an area of lending which has been the subject of extraordinary regulatory concern and scrutiny among all of the federal banking regulatory authorities, including the OTS. In 2004, the OTS notified the Company that the Bank was considered by the OTS to have an unacceptable level of risk for a federally insured thrift because the Bank is deemed by the OTS to have an excessive concentration risk in automobile loans, all of which are non-prime in nature. These automobile sales contracts represent approximately 24% of the Bank’s total assets. The balance of the Bank’s assets consists primarily of mortgage-backed securities. In 2004, the Company determined to implement a plan to exit the Bank’s federal thrift charter because of the increasing regulatory requirements associated with financing UPFC’s non-prime automobile finance business with insured deposits of the Bank.

Since that date, there are no conditions or events that management believes would have changed its “well-capitalized” designation.

The Bank had the following regulatory capital calculated in accordance with FDICIA’s capital standards for a “well capitalized” institution:

	December 31, 2004			December 31, 2003
	Actual	Required	Excess	Actual	Required	Excess
					(As Restated)
	(Dollars in thousands)
Leverage	$12,388	$4,228	$8,160	$96,848	$83,490	$13,358
Leverage ratio	14.61%	5.00%	9.61%	5.80%	5.00%	0.80%
Tier 1 risk-based	$12,388	$5,674	$7,314	$96,848	$38,129	$58,718
Tier 1 risk-based ratio	14.61%	6.00%	8.61%	15.24%	6.00%	9.24%
Total risk-based	$12,388	$1,478	$10,910	$104,853	$63,549	$41,306
Total risk-based ratio	82.48%	10.00%	72.48%	16.50%	10.00%	6.50%

At periodic intervals, both the OTS and Federal Deposit Insurance Corporation (“FDIC”) routinely examine the Bank’s financial statements as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct that the Bank’s financial statements be adjusted in accordance with their findings.

15.    Commitments And Contingencies

All branch and office locations are leased by UPFC under operating leases expiring at various dates through the year 2009. Rent expense was $3.4 million, $3.1 million and $2.6 million for the years ended December 31, 2004, 2003 and 2002 respectively.

Future minimum rental payments as of December 31, 2004 under existing leases are set forth as follows:

Years ending December 31:	(Dollars in thousands)
2005	$3,538
2006	2,977
2007	1,912
2008	1,223
2009	634
2010	21

Total	$10,305

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UPFC has entered into loan securitization agreements with investors through wholly owned subsidiaries and trusts in the normal course of business, which include standard representations and warranties customary to the mortgage banking industry. Sales to these subsidiaries and trusts are treated as secured borrowings for financial statement presentations and are included in the consolidated financial statements. Violations of these representations and warranties may require the Company to repurchase loans previously sold or to reimburse investors for losses incurred. In the opinion of management, the potential exposure related to these loan sale agreements will not have a material effect on the Company’s financial position and operating results.

UPFC is involved in various claims or legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of such matters will not have a material effect on the financial position, cash flows or results of operations.

16.    Stock Options

In 1994, UPFC adopted a stock option plan and, in November 1997, June 2001, and June 2002, amended and restated such plan as the United PanAm Financial Corp. 1997 Employee Stock Incentive Plan (the “Plan”). The maximum number of shares that may be issued to officers, directors, employees or consultants under the Plan is 7,000,000. Options issued pursuant to the Plan have been granted at an exercise price of no less than fair market value on the date of grant. Options generally vest over a three to five year period and have a maximum term of ten years.

Stock option activity is as follows:

	Years Ended December 31,
	Shares 2004	Weighted Average Exercise Price	Shares 2003	Weighted Average Exercise Price	Shares 2002	Weighted Average Exercise Price
	(Dollars in thousands, except per share amounts)
Balance at beginning of year	5,083,018	$7.11	5,112,646	$6.39	3,628,991	$3.53
Granted	419,000	17.29	472,500	12.67	2,035,000	11.23
Canceled or expired	(198,342)	13.24	(238,649)	8.11	(286,020)	8.49
Exercised	(426,154)	3.52	(263,479)	2.31	(265,325)	2.16

Balance at end of year	4,877,522	$7.22	5,083,018	$7.11	5,112,646	$6.39

Weighted average fair value per share of options granted during the year	$10.29		$4.63		$2.14

UPFC applies APB Opinion No. 25 in accounting for the Plan. Compensation expense related to this stock compensation plan was zero in 2004, 2003 and 2002.

The fair value of options under the Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used: no dividend yield, volatility was the actual 12 month volatility on the date of grant varying from 38% to 47% for 2004, 30% to 41% from 2003 and 36% to 95% for 2002, risk-free interest rate equivalent to the appropriate US Treasury constant maturity treasury rate on the date of grant in 2004 varying from 2.79% to 3.94%, 1.90% to 3.37% in 2003 and 2.94% to 4.74% in 2002 and expected lives of three to five years depending on final maturity of the options.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2004, options exercisable to purchase 3,753,841 shares of UPFC’s common stock under the Plan were outstanding as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Expiration Date	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$3.00	15,000	2005	$3.00	15,000	$3.00
$0.80	18,750	2006	0.80	18,750	0.80
$11.00	20,000	2007	11.00	20,000	11.00
$0.24 to $4.75	1,226,320	2008	0.93	1,226,320	0.93
$1.31 to $6.64	359,191	2009	4.29	359,191	4.29
$1.78 to $20.00	874,314	2010	14.11	874,314	14.11
$2.19 to $18.30	1,635,147	2011	8.72	1,000,866	8.25
$4.87 to $7.15	146,000	2012	6.55	85,600	6.50
$6.26 to $18.50	250,300	2013	11.90	87,300	12.20
$14.38 to $19.94	332,500	2014	17.44	66,500	17.44

	4,877,522			3,753,841

The weighted average remaining contractual life of outstanding options was 5.62 years, 6.34 years and 7.11 years for December 31, 2004, 2003 and 2002, respectively.

17.    401(k) Plan

UPFC maintains the Pan American Bank, FSB 401(k) Profit Sharing Plan (the “401(k) Plan”) for the benefit of all eligible employees of UPFC. Under the 401(k) Plan, employees may contribute up to 60% of their pre-tax salary or the annual dollar limit of $13,000 for 2004. The Company will match, at its discretion, 50% of the amount contributed by the employee up to a maximum of 6% of the employee’s salary. The contributions made by UPFC in 2004, 2003 and 2002 were $308,000, $232,000 and $134,000, respectively. The Company used account forfeitures in 2002 to fund a portion of its contribution in that year.

18.    Other Expenses

Other expenses are comprised of the following:

	Years Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Professional fees	$2,280	$649	$973
Loan and collection expenses	4,285	2,437	1,905
Travel and entertainment	2,163	1,767	1,365
Marketing	445	496	529
Data processing	985	1,063	981
Forms, supplies, postage and delivery	1,345	1,199	1,022
Telephone	1,321	1,474	1,104
Insurance premiums	815	508	492
Other	943	598	437

Total	$14,582	$10,191	$8,808

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.    Earnings Per Share

UPFC calculates earnings per share as shown below:

	Years Ended December 31,
	2004	2003	2002
		(As Restated)	(As Restated)
	(In thousands, except per share amounts)
Earnings per share—basic:
Income	$23,705	$13,851	$6,522

Average common shares outstanding	16,209	15,914	15,630

Per share	$1.46	$0.87	$0.42

Earnings per share—diluted:
Income	$23,705	$13,851	$6,522

Average common shares outstanding	16,209	15,914	15,630
Add: Stock options	1,860	1,652	1,272

Average common shares outstanding—diluted	18,069	17,566	16,902

Per share	$1.31	$0.79	$0.39

20.    Fair Value Of Financial Instruments

The estimated fair value of UPFC’s financial instruments is as follows at the dates indicated:

	December 31, 2004		December 31, 2003
	Carrying Value	Fair Value Estimate	Carrying Value	Fair Value Estimate
			(As Restated)
	(Dollars in thousands)
Assets:
Cash and cash equivalents (at December 31, 2004, $49,913 included in assets of discontinued operations)	$54,158	$54,158	$14,209	$14,209
Securities (at December 31, 2004, $10,000 included in assets of discontinued operations)	798,090	798,090	1,202,444	1,202,444
Loans, net	473,750	473,750	357,503	357,503
Federal Home Loan Bank stock	12,159	12,159	11,563	11,563
Liabilities:
Deposits	71,916	72,161	498,389	499,392
Securitization notes payable	352,564	350,967	—	—
Warehouse credit facilities	101,776	101,776	—	—
Repurchase credit facilities	745,295	745,295	1,052,205	1,052,205

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summary presents a description of the methodologies and assumptions used to estimate the fair value of UPFC’s financial instruments. Because no ready market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents:    Cash and cash equivalents are valued at their carrying amounts included in the consolidated statements of financial condition, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

Securities:    Securities are valued at quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans and contracts, net:    For loans and contracts, fair values were estimated at carrying amounts due to their short-term maturity and portfolio interest rates that are equivalent to present market interest rates.

Federal Home Loan Bank Stock:    Since no secondary market exists for FHLB stock and the stock is bought and sold at par by the FHLB, the fair value of these financial instruments approximates the carrying value.

Deposits:    The fair values of demand deposits, passbook accounts, money market accounts, and other deposits immediately withdrawable, by definition, approximate carrying values for the respective financial instruments. For fixed maturity deposits, the fair value was estimated by discounting expected cash flows by the current offering rates of deposits with similar terms and maturities at December 31, 2003. At December 31, 2004, since these deposits are under contract for sale and the sale is planned to complete in the first quarter of 2005, the fair value was estimated at the sale price under that contract.

Securitization notes payable:    The fair values of the securitization notes payable are based on quoted market prices.

Warehouse credit facilities:    Warehouse credit facilities have variable rates of interest and maturity of three years or less. Therefore, carrying value is considered to be a reasonable estimate of fair value.

Repurchase agreements:    The fair value of the other borrowings is considered to approximate carrying value due to the short period to interest rate reset and note rates consistent with present market rates.

21.    Operating Segments

At December 31, 2004, the Company had two reportable segments: (1) automobile finance and (2) investments and banking. The automobile finance segment acquires, holds for investment and services non-prime retail automobile installment sales contracts generated by franchised and independent dealers of used automobiles. The investments and banking segment holds for sale a portfolio of investment securities funded by repurchase agreements and has a small portfolio of deposits of the Bank currently held for sale. Historically, the Company has had another reportable segment composed of insurance premium finance, which was a strategic business unit that would underwrite and finance automobile and commercial insurance premiums in California. Beginning with the quarter ended September 30, 2004, the insurance premium finance segment and the sale of the Bank’s three retail bank branches and related deposits are treated as discontinued operations. The normal net operating costs and interest expense on deposits of the Bank have not been reclassified to discontinued operations

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from prior periods because the associated loans funded by these deposits are not discontinued and the cost of the replacement funds from the securitization and warehouse line are very similar to the net cost of deposits including operating costs.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except for funds provided by the banking segment to the other operating segments which are accounted for at a predetermined transfer price (including certain overhead costs).

UPFC’s reportable segments are strategic business units that offer different products and services. They are managed and reported upon separately within UPFC.

	At or For Year Ended December 31, 2004
	Auto Finance	Investment and Banking	Total
	(Dollars in thousands)
Net interest income	$101,008	$9,352	$110,360
Provision for loan losses	25,516	—	25,516
Non-interest income	516	2,541	3,057
Non-interest expense	45,007	9,894	54,901

Segment profit (pre-tax)	$31,001	$1,999	$33,000

Total assets	$533,491	$881,416	$1,414,907

	At or For Year Ended December 31, 2003
	Auto Finance	Banking	Total
	(As Restated)
Net interest income	$68,998	$7,479	$76,477
Provision for loan losses	17,771	—	17,771
Non-interest income	452	1,648	2,100
Non-interest expense	34,391	6,823	41,214

Segment profit (pre-tax)	$17,288	$2,304	$19,592

Total assets	$370,189	$1,293,250	$1,663,439

	At or For Year Ended December 31, 2002
	Auto Finance	Banking	Total
	(As Restated)
Net interest income	$42,537	$8,166	$50,703
Provision for loan losses	12,783	—	12,783
Non-interest income	379	1,005	1,384
Non-interest expense	26,308	6,743	33,051

Segment profit (pre-tax)	$3,824	$2,429	$6,253

Total assets	$268,189	$675,234	$943,433

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.    Holding Company Financial Information

Following are the financial statements of United PanAm Financial Corp. (holding company only):

	Years Ended December 31,
	2004	2003
		(As Restated)
	(Dollars in thousands)
Statements of Financial Condition
Cash	$178	$369
Note receivable from affiliate	5,765	9,523
Securities, available for sale	769,641	—
Deferred tax assets	33,912	—
Other assets	5,394	1,476
Investment in subsidiaries	70,211	95,023

Total assets	$885,101	$106,391

Repurchase agreements	745,295	—
Subordinated debt	10,310	10,000
Other liabilities	5,243	341

Total liabilities	760,848	10,341

Shareholders’ equity	124,253	96,050

Total liabilities and shareholders’ equity	$885,101	$106,391

	Years Ended December 31,
	2004	2003	2002
		(As Restated)	(As Restated)
	(Dollars in thousands)
Statements of Operations
Equity in undistributed income of subsidiaries	$24,812	$14,211	$6,759
Interest income	5,362	227	318
Other income	325	—	—

Total income	30,499	14,438	7,077
Interest Expense	4,516	170	—
Market loss—derivative instruments	2,185	—	—
Other expense	698	655	716

Total expense	7,399	825	716

Income before income taxes	23,100	13,613	6,361
Income taxes (benefit)	(605)	(238)	(161)

Net income	$23,705	$13,851	$6,522

See Footnote 2—Restatements of Consolidated Financial Statements for the corrections made to the financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,
	2004	2003	2002
		(As Restated)	(As Restated)
	(Dollars in thousands)
Statements of Cash Flows
Cash flows from operating activities:
Net income	$23,705	$13,851	$6,522
Equity in earnings of subsidiaries	(24,812)	(14,211)	(6,759)
(Increase) decrease in accrued interest receivable	(1,366)	(364)	155
Decrease (increase) in other assets	(2,876)	1,422	(344)
Increase in other liabilities	4,902	10,060	214
Increase in deferred taxes	(33,912)	—	—
Amortization of premium on securities	211	—	—
Gain on sale of securities	(223)	—	—
Other, net	2	—	(16)

Net cash provided by (used in) operating activities	(34,369)	10,758	(228)

Cash flows from investing activities:
Purchase of securities	(926,493)	—	—
Proceeds from maturity of securities	65,769	—	—
Proceeds from sale of securities	92,049	—	—
Decrease in investment in subsidiary	49,624	—	—
(Increase) repayment of notes receivable		(1,803)	13,715
Other, net	3,711	29	—

Net cash (used in) provided by investing activities	(715,340)	(1,774)	13,715

Cash flows from financing activities:
Capital contributed to subsidiary	—	(9,982)	(15,000)
Proceeds/repayments of repurchase agreements	745,295	—	—
Proceeds from exercise of stock options	4,223	651	1,027
(Increase) repayment of director loan	—	(293)	300

Net cash (used in) financing activities	749,518	(9,624)	(13,673)

Net (decrease) increase in cash and cash equivalents	(191)	(640)	(186)
Cash and cash equivalents at beginning of year	369	1,009	1,195

Cash and cash equivalents at end of year	$178	$369	$1,009

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$3,825	$170	$—

See Footnote 2—Restatements of Consolidated Financial Statements for the corrections made to the financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.    Quarterly Results of Operations (Unaudited)

	Three months ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(As Restated)	(As Restated)	(As Restated)
	(Dollars in thousands, except per share data)
2004:
Net interest income	$24,357	$26,951	$29,449	$29,603
Provision for loan losses	5,859	4,346	7,266	8,045
Non-interest income	891	669	403	1,094
Non-interest expense	12,346	12,826	15,691	14,037

Income from continuing operation before income taxes	7,043	10,448	6,895	8,615
Income taxes	2,840	4,218	2,847	3,174

Income from continuing operations	4,203	6,230	4,048	5,441
Income (Loss) from discontinued operations, net of tax	428	400	3,260	(305)

Net Income	$4,631	$6,630	$7,308	$5,136

Earnings per share—basic	$0.29	$0.41	$0.45	$0.31

Earnings per share—diluted	$0.26	$0.37	$0.41	$0.28

See Footnote 2—Restatements of Consolidated Financial Statements for the corrections made to the financial statements.

	Three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(As Restated)
	(Dollars in thousands, except per share data)
2003:
Net interest income	$15,612	$21,392	$19,576	$19,897
Provision for loan losses	2,905	3,113	6,373	5,380
Non-interest income	370	642	426	662
Non-interest expense	9,267	10,039	10,587	11,321

Income from continuing operations before income taxes	3,810	8,882	3,042	3,858
Income taxes	1,542	3,576	1,249	1,558

Net income from continuing operations	2,268	5,306	1,793	2,300
Income from discontinued operations, net of taxes	967	362	403	452

Net Income	$3,235	$5,668	$2,196	$2,752

Earnings per share—basic	$0.20	$0.36	$0.14	$0.17

Earnings per share—diluted	$0.19	$0.33	$0.12	$0.15

See Footnote 2—Restatements of Consolidated Financial Statements for the corrections made to the financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.    Trust Preferred Securities

During the year ended December 31, 2003, the Company issued trust preferred securities of $10.0 million through a subsidiary UPFC Trust1. The Trust issuer is a “100% owned finance subsidiary” of the Company and the Company “fully and unconditionally” guaranteed the securities. The Company will pay interest on these funds at a rate equal to the three month LIBOR plus 3.05%, variable quarterly, and the rate was 4.65% as of December 31, 2004. The final maturity of these securities is 30 years, however, they can be called at par any time after five years, at the option of the Company.

25.    Sale of Branches and Deposits

On September 24, 2004, the Bank sold its three retail banking branches, which were located in Burlingame, San Carlos and Panorama City, California. The retail branches of the Bank held $223.4 million in deposit liabilities. The Burlingame and San Carlos branches were sold to Guaranty Bank of Austin, Texas and the Panorama City branch was sold to Kaiser Federal Bank of Covina, California. Guaranty Bank and Kaiser Federal Bank each purchased all existing fixed assets and hired all existing employees of the respective branches. In addition, on September 28, 2004, the Bank also completed the sale of certain brokered certificates of deposit, which were sold to EverBank of Jacksonville, Florida. The brokered certificates represented $184.3 million of deposit liabilities. The Bank sold the branches and brokered deposits for an aggregate of $7.6 million in deposit premiums.

26.    Subsequent Events

Sale of Internet Deposits.    On February 5, 2005, the Bank completed the sale of $67.9 million in internet-originated certificates of deposit, also known as Money Desk CDs, to Geauga Savings Bank. The sale of the internet-originated certificates of deposit was approved by the Office of the Thrift Supervision and the Federal Deposit Insurance Corporation (“FDIC”).

Dissolution of Federal Thrift Charter.    In July 2004, the Bank adopted a plan of voluntary dissolution to dissolve and ultimately exit its federal thrift charter. The OTS conditionally approved the plan in August 2004 subject to the Bank satisfying certain conditions imposed by the OTS including the sale of the Bank’s branch locations, the sale of the Bank’s brokered CD’s and internet originated deposits, the distribution to the Company of the Bank’s government agency securities, the distribution of the Bank’s automotive portfolio, and the distribution of the Bank’s insurance premium finance business.

On February 5, 2005, the Bank completed the transactions required by the OTS and the plan of voluntary dissolution and requested termination of its insured status from the FDIC. On February 11, 2005, the Bank advised the OTS of the completion of the plan of voluntary dissolution and requested cancellation of its charter. On March 7, 2005, the Bank received confirmation that the FDIC terminated the insured status of the Bank effective February 7, 2005. On March 8, 2005, the Bank received confirmation from the OTS that the Bank’s federal charter was cancelled effective February 11, 2005.

Second Securitization Transaction.    In April 2005, the Company will issued approximately $190 million of asset backed securities. We completed our first securitization transaction of $420 million during the third quarter of 2004.

On March 21, 2005, the Company increased the Deutsche Bank warehouse facility from $200 million to $250 million.

Consistent with management’s strategy to exit the banking industry, the Company has sold approximately $288 million of short term investments and securities available for sale and settled approximately $196 million in repurchase agreements as of March 29, 2005.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Financial Condition

(Unaudited)

	June 30, 2005	December 31, 2004
	(Dollars in thousands)
Assets
Cash and due from banks	$9,512	$4,237
Short term investments	9,999	—

Cash and cash equivalents	19,511	4,237
Restricted cash	49,016	36,729
Securities available for sale, at fair value	418,419	788,090
Loans	585,908	499,343
Allowance for loan losses	(26,374)	(25,593)

Loans, net	559,534	473,750
Premises and equipment, net	3,575	3,519
Accrued interest receivable	7,389	6,901
Other assets	25,554	29,601
Assets of discontinued operations	—	72,080

Total assets	$1,082,998	$1,414,907

Liabilities and Shareholders’ Equity
Warehouse line of credit	$90,664	$101,776
Securitization notes payable	425,872	352,564
Repurchase agreements	407,904	745,295
Accrued expenses and other liabilities	6,280	8,793
Junior subordinated debentures/trust preferred securities	10,310	10,310
Liabilities of discontinued operations—deposits held for sale	—	71,916

Total liabilities	941,030	1,290,654

Preferred stock (no par value):
Authorized, 2,000,000 shares;
No shares issued and outstanding at June 30, 2005 and December 31, 2004	—	—
Common stock (no par value):
Authorized, 30,000,000 shares;
Issued and outstanding, 16,957,694 at June 30, 2005 and 16,526,358 at December 31, 2004	74,702	70,332
Retained earnings	66,845	53,517
Unrealized gain on securities available for sale, net	421	404

Total shareholders’ equity	141,968	124,253

Total liabilities and shareholders’ equity	$1,082,998	$1,414,907

See notes to consolidated financial statements

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
		(As Restated)		(As Restated)
	(In thousands, except per share data)
Interest Income
Loans	$38,614	$28,563	$73,280	$54,912
Short term investments	3,874	4,480	8,281	8,684

Total interest income	42,488	33,043	81,561	63,596

Interest Expense
Securitized borrowings	4,336	—	7,234	—
Warehouse credit lines	1,015	—	2,390	—
Repurchase agreements	3,320	2,791	6,867	5,650
Deposits	—	3,192	—	6,409
Junior subordinated debentures	156	109	299	229

Total interest expense	8,827	6,092	16,790	12,288

Net interest income	33,661	26,951	64,771	51,308
Provision for loan losses	6,845	4,346	12,558	10,205

Net interest income after provision for loan losses	26,816	22,605	52,213	41,103

Non-interest Income
Services charges and fees	—	103	—	243
Loan related charges and fees	109	303	225	615
Gain on sale of securities	384	81	2,032	81
Other income	145	182	189	621

Total non-interest income	638	669	2,446	1,560

Non-interest Expense
Compensation and benefits	9,760	7,877	19,289	15,469
Occupancy	942	1,292	1,885	2,529
Market loss—derivative instruments	—	297	—	297
Other	4,887	3,360	10,422	6,877

Total non-interest expense	15,589	12,826	31,596	25,172

Income from continuing operations before income taxes	11,865	10,448	23,063	17,491
Income taxes	4,827	4,218	9,400	7,058

Income from continuing operations	7,038	6,230	13,663	10,433
Income (loss) from discontinued operations, net of tax	—	400	(333)	828

Net Income	$7,038	$6,630	$13,330	$11,261

Earnings per share-basic:
Continuing operations	$0.42	$0.39	$0.82	$0.65
Discontinued operations	—	0.02	(0.02)	0.05

Net income	$0.42	$0.41	$0.80	$0.70

Weighted average shares outstanding	16,798	16,151	16,668	16,135

Earnings per share-diluted:
Continuing operations	$0.38	$0.35	$0.74	$0.58
Discontinued operations	—	0.02	(0.02)	0.05

Net Income	$0.38	$0.37	$0.72	$0.63

Weighted average shares outstanding	18,705	17,959	18,528	18,008

See notes to consolidated financial statements

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
		(As Restated)		(As Restated)
	(In thousands)
Net income	$7,038	$6,630	$13,330	$11,261
Other comprehensive income, net of tax
Unrealized gain (loss) on securities	106	(2,794)	17	(2,446)

Comprehensive income	$7,144	$3,836	$13,347	$8,815

See notes to consolidated financial statements

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2005	2004
		(As Restated)
	(Dollars in thousands)
Cash Flows from Operating Activities
Income from continuing operations	$13,663	$10,433
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Net gain on sales of securities available for sale	(2,032)	(98)
Provision for loan losses	12,558	10,205
Accretion of discount on loans	(9,047)	(5,089)
FHLB stock dividend	(164)	(347)
Depreciation and amortization	731	638
Increase in accrued interest receivable	(488)	(334)
Increase (decrease) in other assets	4,359	(1,617)
Amortization of premiums/discounts on securities	60	931
(Decrease) increase in accrued expenses and other liabilities	(2,513)	546

Net cash provided by operating activities of continuing operations	17,127	15,268
Income (loss) from discontinued operations	(333)	828

Net cash flows provided by operating activities	16,794	16,096

Cash Flows from Investing Activities
Purchase of securities available for sale	(30,000)	(150,939)
Proceeds from maturities of investment securities available for sale	50,799	137,318
Proceeds from sale of investment securities available for sale	360,805	90,205
Purchases, net of repayments, of non-mortgage loans	(89,295)	(76,425)
Change in assets of discontinued operations	49,921	2,540
Purchase of premises and equipment	(787)	(877)
Proceeds from redemption of FHLB stock	12,067	—
Other	(2)	—

Net cash flows provided by investing activities	353,508	1,822

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(71,916)	22,587
Repayment of repurchase agreements	(337,391)	(31,621)
Repayment of warehouse line	(11,112)	—
Increase in securitization notes payable	73,308	—
Increase in restricted cash	(12,287)	—
Proceeds from exercise of stock options	4,370	132

Net cash flows used in financing activities	(355,028)	(8,902)

Net increase in cash and cash equivalents	15,274	9,016
Cash and cash equivalents at beginning of period	4,237	14,209

Cash and cash equivalents at end of period	$19,511	$23,225

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest	$16,821	$12,243

Income taxes	$798	$9,340

Deconsolidation of trust preferred securities	$—	$300

See notes to consolidated financial statements

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    Organization

United PanAm Financial Corp. (“UPFC” or the “Company”) was incorporated in California on April 9, 1998 for the purpose of reincorporating its business in California, through the merger of United PanAm Financial Corp., a Delaware corporation, into UPFC. Unless the context indicates otherwise, all references to UPFC include the previous Delaware corporation. UPFC was originally organized as a holding company for PAFI, Inc. (“PAFI”) and Pan American Bank, FSB (the “Bank”) to purchase certain assets and assume certain liabilities of Pan American Federal Savings Bank.

On April 22, 2005, PAFI was merged with and into UPFC, and UACC became a direct wholly-owned subsidiary of UPFC. Prior to its dissolution on February 11, 2005, the Bank was a wholly-owned subsidiary of PAFI, and UACC was a direct wholly-owned subsidiary of the Bank.

At June 30, 2005, United Auto Credit Corp. (“UACC”) was a direct wholly-owned subsidiary of UPFC, and UPFC Auto Receivables Corporation (“UARC”) and UPFC Funding Corporation (“UFC”) were direct wholly-owned subsidiaries of UACC. UARC is a special purpose entity used to purchase automobile contracts from UACC in connection with securitization of such contracts and UFC is a special purpose entity used to purchase such contracts from UACC in connection with warehouse funding of such contracts.

2.    Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of UPFC and UACC. Significant inter-company accounts and transactions have been eliminated in consolidation.

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial condition and results of operations for the interim periods presented in this Form 10-Q have been included. Operating results for the interim periods are not necessarily indicative of financial results for the full year. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Restatements of Consolidated Financial Statements

During the first quarter of 2005, as part of the audit of the Company’s consolidated financial statements for the year ended December 31, 2004, management made corrections to such consolidated financial statements. These changes are reflected in the consolidated financial statements for prior periods.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Changes to Unaudited Consolidated Statements of Financial Condition

	As of June 30, 2004
	Unaudited
	As Reported	As Restated
Loans	$514,456	$473,827
Unearned discount	$(20,396)	$(20,871)
Allowance for loan losses	$(24,493)	$(24,144)
Loans, net	$469,567	$428,812
FHLB stock, at cost	$11,910	$—
Accrued interest receivable	$6,549	$6,227
Other assets	$30,244	$31,403
Assets of discontinued operations	$—	$50,342
Total assets	$1,665,897	$1,664,411
Deposits	$520,976	$—
Accrued expenses and other liabilities	$6,887	$7,342
Liabilities of discontinued operations—deposits held for sale	$—	$520,976
Total liabilities	$1,558,747	$1,559,202
Retained earnings	$43,014	$41,073
Total shareholders equity	$107,150	$105,209
Total liabilities and shareholders equity	$1,665,897	$1,664,411

As of June 30, 2004 assets and liabilities of discontinued operations were reclassified and the accounting for dealer discount for loans booked prior to January 1, 2003 was corrected and the accretion of discount was changed to reflect the level yield method. The accrued liabilities for collection expenses were also increased. The adjustments resulted in a decrease in total assets of $1,486,000 and retained earnings of $1,941,000 and an increase in liabilities of $455,000

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Changes to Unaudited Consolidated Statements of Income

	Three Months Ended June 30, 2004		Six Months Ended June 30, 2004
	Unaudited		Unaudited
	As Reported	As Restated	As Reported	As Restated
Interest—loans	$29,175	$28,563	$55,814	$54,912
Short term investment	$4,655	$4,480	$9,729	$8,684
Total interest income	$33,830	$33,043	$65,543	$63,596
Deposits	$3,494	$3,192	$7,013	$6,409
Repurchase agreements	$2,705	$2,791	$5,564	$5,650
Total interest expense	$6,308	$6,092	$12,806	$12,288
Net interest income	$27,522	$26,951	$52,737	$51,308
Provision for loan losses	$5,114	$4,346	$10,325	$10,205
Net interest income after provision for loan losses	$22,408	$22,605	$42,412	$41,103
Service charges and fees	$218	$103	$474	$243
Loan related charges and fees	$78	$303	$164	$615
Gain on sale of securities	$98	$81	$597	$81
Other income	$—	$—	$620	$621
Total non-interest income (loss)	$576	$669	$1,855	$1,560
Compensation of benefits	$7,998	$7,877	$15,711	$15,469
Occupancy	$1,297	$1,292	$2,540	$2,529
Market loss –derivative instruments	$297	$297	$297	$297
Other expenses	$3,425	$3,360	$6,631	$6,877
Total non-interest expense	$13,017	$12,826	$25,179	$25,172
Income from continuing operations before income taxes	$9,967	$10,448	$19,088	$17,491
Income taxes	$4,028	$4,218	$7,712	$7,058
Income from continuing operations	$5,939	$6,230	$11,376	$10,433
Income from discontinued operations, net of tax	—	$400	$—	$828
Net income	$5,939	$6,630	$11,376	$11,261
Comprehensive income	$3,145	$3,836	$8,907	$8,815
Earnings per share-basic:
Continuing operations	$0.37	$0.39	$0.71	$0.65
Discontinued operations	$—	$.02	$—	$.05
Net income	$0.37	$0.41	$0.71	$0.70
Earnings per share-diluted:
Continuing operations	$0.33	$0.35	$0.63	$0.58
Discontinued operations	$—	$.02	$—	$.05
Net income	$0.33	$0.37	$0.63	$0.63

For the three months ended June 30, 2004 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax and the accounting for dealer discount and the accretion of income was corrected. An adjustment was made to the provision for loan losses and additional collection expenses were accrued. These changes resulted in an increase in income from continuing operations after tax of $291,000 and in net income of $691,000.

For the six months ended June 30, 2004 income and expenses of the Company’s insurance premium finance operations were reclassified to income from discontinued operations, net of tax, and the accounting for dealer

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

discount and the accretion of income was corrected. An adjustment was made to the provision for loan losses and additional collection expenses were accrued. These changes resulted in a decrease in income from continuing operations after tax of $943,000 and in net income of $115,000.

4.    Discontinued Operations

In August 2004, the Bank adopted a plan of voluntary dissolution (the “Plan”) to dissolve and ultimately exit its federal thrift charter. The Office of Thrift Supervision (the “OTS”) conditionally approved the Plan in August 2004, subject to the Bank satisfying certain conditions imposed by the OTS.

In September 2004, the Company sold its three retail bank branches (with total deposits of $223.4 million) and its brokered deposit portfolio (with deposits of $184.3 million). In February 2005, the Company sold its remaining internet originated deposits. The Company recognized a gain on sale of the three retail branches and the brokered deposit portfolio of $2.7 million after tax. The normal net operating costs and interest expense on deposits of the Bank have not been reclassified as discontinued operations from prior periods because the associated loans funded by these deposits are not discontinued and the cost of the replacement funds from the securitization and the warehouse line are very similar to the net cost of deposits including operating costs.

On March 7, 2005, the Company received confirmation that the Federal Deposit Insurance Corporation (“FDIC”) terminated the insured status of the Bank effective February 7, 2005. On March 8, 2005, the Company received confirmation from the OTS that the Bank’s federal charter was cancelled effective February 11, 2005. In connection with the Plan and to facilitate the dissolution, the Company has irrevocably guaranteed all remaining obligations of the Bank.

In connection with the dissolution of the Bank, and in order to concentrate the Company’s efforts on its non-prime automobile finance business, the Company sold its portfolio of insurance premium finance loans to Classic Plan Premium Financing, Inc. in November 2004 at a nominal premium over par.

The following amounts have been segregated from continuing operations and reflected as discontinued operations.

	June 30, 2005	December 31, 2004
	(Dollars in Thousands)
Assets of discontinued operations	$—	$72,080
Liabilities of discontinued operations—deposits held for sale	$—	$71,916

	Three Months Ended June 30,
	2005	2004
Revenue	$—	$1,230
Income from discontinued operations (after applicable income (tax benefits) taxes of $(0), $274, respectively)	$—	$400

	Six Months Ended June 30,
	2005	2004
Revenue	$133	$2,100
(Loss) Income from discontinued operations (after applicable income (tax benefits) taxes of $(233), $566, respectively)	$(333)	$828

Discontinued operations had $196,000 as of June 30, 2005 and $342,000 as of December 31, 2004 of accrued liabilities, respectively.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

5.    Earnings per Share

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards, and shared performance stock awards.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
		(As Restated)		(As Restated)
	(In thousands, except per share amounts)
Earnings per share—basic:
Income from continuing operations	$7,038	$6,230	$13,663	$10,433
Discontinued operations	—	400	(333)	828

Net income	$7,038	$6,630	$13,330	$11,261

Average common shares outstanding	16,798	16,151	16,668	16,135

Per share from continuing operations	$0.42	$0.39	$0.82	$0.65
Discontinued operations	—	0.02	(0.02)	0.05

Per share	$0.42	$0.41	$0.80	$0.70

Earnings per share—diluted:
Income from continuing operations	$7,038	$6,230	$13,663	$10,433
Discontinued operations	—	400	(333)	828

Net income	$7,038	$6,630	$13,330	$11,261

Average common shares outstanding	16,798	16,151	16,668	16,135
Add: Stock options	1,907	1,808	1,860	1,873

Average common shares outstanding—diluted	18,705	17,959	18,528	18,008

Per share from continuing operations	$0.38	$0.35	$0.74	$0.58
Discontinued operations	—	0.02	(0.02)	0.05

Per share	$0.38	$0.37	$0.72	$0.63

For the three months ended June 30, 2005 and 2004, 110,500 and 481,800 shares and for the six months ended June 30, 2005, 204,250 and 425,400 average shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

6.    Stock-Based Compensation

At June 30, 2005 and 2004, the Company has issued stock options to certain of its employees and directors. The Company accounts for these options under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Compensation cost for the Company’s stock option plan been determined based on the fair value consistent with the provisions of SFAS No. 123, the Company’s net income and income per share would have been reduced to the pro forma amounts indicated below for the three and six months ended June 30, 2005 and 2004:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
		(As Restated)		(As Restated)
	(In thousands, except per share amounts)
Net income as reported	$7,038	$6,630	$13,330	$11,261
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	267	313	525	617

Net income—pro forma	$6,771	$6,317	$12,805	$10,644

Net income per share as reported—basic	$0.42	$0.41	$0.80	$0.70

Net income per share—pro forma—basic	$0.40	$0.39	$0.77	$0.66

Net income per share as reported—fully diluted	$0.38	$0.37	$0.72	$0.63

Net income per share—pro forma—fully diluted	$0.36	$0.35	$0.69	$0.59

7.    Allowance for Loan Losses

UACC purchases automobile contracts at a discount from face value. Prior to 2003, we had accounted for the purchase of automobile contracts by recording the automobile contract at face value, and allocated the remainder to the allowance for credit losses and unearned income. This method resulted in estimated expected credit losses over the life of the contract being provided at the date of purchase and the credit-adjusted yield being recorded as interest income over the life of the contract.

Commencing January 1, 2003, after consultation with the OTS, we began to allocate the purchase price entirely to automobile contracts and unearned income at the date of purchase. The unearned income is now accreted as an adjustment to yield over the life of the contract. An allowance for credit losses is established through provisions for losses recorded in income as necessary to provide for estimated contract losses (net of remaining unearned income) at each reporting date.

The total allowance for loan losses was $26.4 million at June 30, 2005 compared with $24.1 million at June 30, 2004, representing 4.50% of loans at June 30, 2005 and 5.33% at June 30, 2004. Additionally, unearned discounts on loans totaled $30.3 million at June 30, 2005 compared with $20.9 million at June 30, 2004, representing 4.91% of loans at June 30, 2005 compared with 4.40% of loans at June 30, 2004.

8.    Recent Accounting Developments

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company is required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004 FIN 46R is applied beginning January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interest of the variable interest entity initially are measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practical, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the variable interest entity. The Company has evaluated the impact of applying FIN 46R to existing variable interest entities in which it has variable interests. The adoption of FIN 46R did not have a material impact on the Company’s consolidated financial statements. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accounts issued Statement of Position 03-03, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, or SOP 03-03. This SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by an entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of a loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-03 did not have a material impact on the Company’s consolidated financial position and results of operations. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

In March 2004, the FASB issued Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This EITF describes a model that involves three steps: (a) determination of whether an investment is impaired, (b) determination of whether the impairment is other-than-temporary, and (c) recognition of the impairment loss in earnings. The EITF also requires several additional disclosures for cost-method investments. The EITF’s impairment accounting guidance is effective for reporting periods beginning after June 15, 2004. The Company’s adoption of this EITF did not have a material impact on its consolidated financial statements. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

In December 2004, the FASB issued SFAS No. 123-R, Share-Based Payment, which requires that the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements. That cost will be measured based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123-R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

SFAS No. 123-R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value-based model of Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the preferable fair-value method.

Publicly held companies that are not Small Business Issuers are required to apply SFAS No. 123-R at the beginning of the first interim or annual reporting period that begins after December 15, 2005. Thus, the Company’s consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after January 1, 2006 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards. Management believes the adoption of this pronouncement will not have a material effect on our consolidated financial statements. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

Also, in December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured using the estimated fair value of the assets exchanged. SFAS No. 153 eliminates the narrow exception for nonmonetary exchanges of similar productive assets, and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has “commercial substance” if the future cash flows of the entity are expected to change significantly as a result of the transaction. This pronouncement is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. Management believes the adoption of this pronouncement will not have a material effect on our consolidated financial statements. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (FAS 154). This new standard replaces APB Opinion No. 20, “Accounting Changes in Interim Financial Statements”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, FAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. FAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. Management does not expect the adoption of FAS 154 to have a material effect on the consolidated financial statements. As of June 30, 2005 this pronouncement had no impact on the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company’s present or future consolidated financial statements.

9.    Due from Shareholder

At June 30, 2005, the Company held an amount receivable from its major shareholders BVG West Corp. and Pan American Financial, L.P. in the amount of $649,000 (2004-$518,000). This amount is receivable pursuant to the Second Amended and Restated Registration Rights Agreement entered on July 26, 2005 (which amended and restated that certain Amended and Restated Registration Rights Agreement entered into on September 29, 2004 and effective as of July 1, 2004). Pursuant to this agreement, the Company will pay the costs associated with the secondary offering and will receive reimbursement upon the earlier to occur of (a) certain dates which are delineated in the agreement, and (b) the completion of the offering. Guillermo Bron, Chairman of the Board of Directors, is the controlling stockholder of BVG West Corp., which was the sole general partner of Pan American Financial, L.P. at June 30, 2005.

10.    Restricted Cash

Restricted cash related to $20.0 million of deposits held as collateral for securitized obligations at June 30, 2005 compared with $9.3 million at December 31, 2004. Additionally, $29.0 million relates to cash that is in process of being applied to the pay down of securitized obligations and warehouse liabilities compared with $27.4 million at December 31, 2004.

11.    Assets Sold Under Agreement to Repurchase

U.S. Government Agency Obligations

	Original term of repurchase obligation
	Overnight	Up to 30 days	31 to 90 days	Over 90 days	Demand	Total
Securities sold
Book and mkt value	$—	$43,563	$—	$374,856	$—	$418,419
Accrued interest	—	548	—	581	—	1,129

Repurchase liability
Principal payable	$—	$43,210	$—	$364,694	$—	$407,904
Interest rate	—%	3.76%	—%	3.27%	—%	3.32%

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

12.    Lending Activities

Summary of Loan Portfolio

At June 30, 2005, our net loan portfolio constituted $559.5 million, or 51.7% of our total assets.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	June 30, 2005	December 31, 2004
	(Dollars in thousands)
Consumer loans:
Automobile installment contracts	$620,370	$528,761
Other consumer	—	4

Total loans and contracts	620,370	528,765

Unearned discount	(30,268)	(24,827)
Unearned finance charges	(4,194)	(4,595)
Allowance for loan losses	(26,374)	(25,593)

Total loans and contracts, net	$559,534	$473,750

13.    Borrowings

Securitizations

We completed one securitization transaction in the third quarter of 2004 and a second securitization transaction in the second quarter of 2005. These securitization transactions are structured as on-balance sheet transactions, recorded as a secured financings. Regular contract securitizations are an integral part of our business plan for the future so we will increase our liquidity and reduce risks associated with interest rate fluctuations. We have developed a securitization program that involves selling interests in pools of our automobile contracts to investors through the public issuance of AAA/Aaa rated asset-backed securities. Automobile securitizations are used by many financial institutions and are part of a multi-billion dollar annual market for asset-backed securities. As part of this process, management considers the relative risks and returns prior to initiating a securitization. These risks include, but are not limited to, interest rate fluctuations during the warehouse period, increased prepayment speeds and losses, loss of servicing rights and adverse economic conditions. These factors are explained in further detail in the section “Risks Related to our Business”. The table below provides information about the outstanding trust assets and liabilities as of June 30, 2005 and December 31, 2004.

	June 30, 2005	December 31, 2004
	(In thousands)
Total assets	$536,342	$392,632
Total liabilities	$425,873	$352,564

In the securitizations, we sold our automobile contracts to newly formed owner trusts, which issued notes.

To improve the level of profitability from the sale of securitized automobile contracts, we arranged for credit enhancement to improve the credit rating on the asset-backed securities issued. This credit enhancement was in the form of a financial guaranty insurance policy insuring the payment of principal and interest due on the asset-backed securities. The policies were issued by AMBAC Insurance Corporation.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Warehouse Facility

As of June 30, 2005 we were party to one $250 million warehouse facility, which we used to fund our automobile finance operations to purchase automobile contracts pending securitization. Under the terms of the facility, our indirect subsidiary, UPFC Funding Corp., may obtain advances on a revolving basis by issuing notes to the participating lenders and pledging for each advance a portfolio of automobile receivables. UPFC Funding Corp. purchases the automobile receivables from UACC and UACC services the automobile receivables, which are held by a custodian. We have agreed to provide an absolute and unconditional and irrevocable guaranty of the full and punctual payment and performance of all liabilities, agreements and other obligations of UACC under the warehouse facility. This facility is used to fund the purchase of automobile contracts and will be used as ongoing credit until we can structure another securitization.

Other Sources of Funds

The collection of principal and interest from contracts originated and securitized and the release of cash from the securitization spread account is another source of significant funds for us. Pursuant to the securitization, we receive cash released from the trustee from the spread account on the securitization once the spread account reaches a predetermined funding level. The amount released from the spread account represents the return of the initial deposits to such accounts as well as the release of the excess spread on the securitized contract.

For future securitizations, collections of principal and interest may be deposited into collection accounts established in connection with the securitization. We may receive access to the amounts deposited into collection accounts and amounts held in the spread account for these securitizations. We would use the amounts received in our daily operations, although delinquency or charge off rates in a securitization that exceeds established triggers will require that amounts being held in spread accounts increase.

Subordinated Debentures

In 2003, we issued junior subordinated debt of $10.3 million to a subsidiary trust, UPFC Trust I, to enhance our liquidity. UPFC Trust I in turn issued $10 million of company obligated mandatorily redeemable preferred securities.

14.    Operating Segments

The Company has two reportable segments: automobile finance and investment. The automobile finance segment acquires, holds for investment and services non-prime retail automobile installment sales contracts generated by franchised and independent dealers of used automobiles. The investment segment acquires bonds funded through repurchase agreements with major investment bankers and includes corporate administration.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed and reported upon separately within the Company.

	At or For Three Months Ended June 30, 2005
	Automobile Finance	Investment	Total
Net interest income	$33,204	$457	$33,661
Provision for loan losses	6,845	—	6,845
Non-interest income	262	376	638
Non-interest expense	15,390	199	15,589

Segment profit, pre-tax	$11,231	$634	$11,865

Total assets	$631,889	$451,109	$1,082,998

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	At or For Three Months Ended June 30, 2004
	Automobile Finance	Investment	Total
	(As Restated)
Net interest income	$24,111	$2,840	$26,951
Provision for loan losses	4,346	—	4,346
Non-interest income	361	308	669
Non-interest expense	12,625	201	12,826

Segment profit, pre-tax	$7,501	$2,947	$10,448

Total assets	$479,916	$1,184,495	$1,664,411

	At or For Six Months Ended June 30, 2005
	Automobile Finance	Investment	Total
Net interest income	$63,604	$1,167	$64,771
Provision for loan losses	12,558	—	12,558
Non-interest income	410	2,036	2,446
Non-interest expense	31,125	471	31,596

Segment profit, pre-tax	$20,331	$2,732	$23,063

Total assets	$631,889	$451,109	$1,082,998

	At or For Six Months Ended June 30, 2004
	Automobile Finance	Investment	Total
	(As Restated)
Net interest income	$45,773	$5,535	$51,308
Provision for loan losses	10,205	—	10,205
Non-interest income	253	1,307	1,560
Non-interest expense	24,763	410	25,173

Segment profit, pre-tax	$11,058	$6,432	$17,490

Total assets	$479,916	$1,184,495	$1,664,411

For the reportable segment information presented, substantially all expenses are recorded directly to each industry segment.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The estimated expenses to be paid by the selling shareholder in connection with the distribution of the securities being registered are as follows:

Securities and Exchange Commission filing fee	$15,000
NASD filing fee	$13,000
Accounting fees and expenses	$50,000
Printing expenses	$35,000
Legal fees and expenses	$250,000
Miscellaneous Expenses	$10,000

TOTAL	$373,000

Item 15.    Indemnification of Directors and Officers

Section 317 of the California General Corporation Law (the “CGCL”) allows a corporation, in certain circumstances, to indemnify its directors and officers against certain expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the corporation, if such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the corporation is, in certain circumstances, permitted to indemnify its directors and officers against certain expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the corporation, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in the best interests of the corporation and its shareholders, provided that the specified court approval is obtained.

Section 204(a)(10) of the CGCL allows a corporation to include a provision in its articles of incorporation eliminating or limiting the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director’s duty to the corporation, except for the liability of a director resulting from (i) acts or omissions involving intentional misconduct or a knowing and culpable violation of law, (ii) any transaction from which a director derived an improper personal benefit, (iii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith, (iv) acts or omissions showing a reckless disregard for the director’s duty to the corporation or its shareholders, (v) acts or omissions constituting an unexcused pattern of inattention to the director’s duty, or (v) liability under Section 310 of the CGCL relating to transactions between corporations and directors or corporations having interrelated directors, or (vi) the making of an illegal distribution to shareholders or an illegal loan or guaranty. No such provision shall eliminate or limit the liability of a director for any act or omission occurring before the date when such provision becomes effective. Section 204(a)(11) of the CGCL allows a corporation to include a provision in the articles of incorporation authorizing the indemnification of agents in excess of that expressly permitted in Section 317 of the CGCL for breach of duty to the corporation and its stockholders, provided that the provision may not provide for indemnification of any agent for any acts or omissions or transactions from which a director may not be relieved of liability as set forth in the exceptions to Section 204(a)(10) of the CGCL or which are expressly prohibited by Section 317 of the CGCL. Section 317(g) of the CGCL provides that an article provision authorizing indemnification “in excess of that otherwise permitted under Section 317” or “to the fullest extent permissible under California law” is construed to be a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in Section 204(a)(11) of the CGCL.

The Articles of Incorporation of UPFC provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. The Articles of Incorporation of UPFC also authorize us to provide indemnification of agents (as defined in Section 317 of the CGCL) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject only to the applicable limits set forth in Section 204 of the CGCL with respect to actions for breach of duty to us and our shareholders. Accordingly, we have adopted Bylaws pursuant to which we have (a) agreed to indemnify directors, to the maximum extent and in the manner permitted by the CGCL, against expenses (as defined in Section 317(a) of the CGCL), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the CGCL), arising by reason of the fact that such person is or was an agent of ours, and (b) the power to indemnify, to the extent and in the manner permitted by the CGCL, our officers, employees and agents against expenses (as defined in Section 317(a) of the CGCL), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the CGCL), arising by reason of the fact that such person is or was an officer, employee or agent of ours. In addition, we have entered into indemnification agreements with our directors and certain of our officers substantially to the foregoing effect.

Section 317(i) of the CGCL allows a corporation to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent’s status as such whether or not the corporation would have the power to indemnify the agent against that liability under Section 317 of the CGCL. As permitted by Section 317(i) of the CGCL and our Articles of Incorporation and Bylaws, we currently maintain such insurance.

The registration rights agreement with respect to the offering of securities registered hereunder provides, in certain instances, for indemnification of us and our officers and directors who signed this registration statement by the holders of the securities registered hereunder, against certain liabilities including liabilities under the Securities Act of 1933.

Item 16.    Exhibits

1.1	Form of Underwriting Agreement*

2.1	Amended and Restated Agreement and Plan of Merger dated July 26, 2005 by and among United PanAm Financial Corp., a Delaware corporation to be organized by United PanAm Financial Corp., BVG West Corp. and Guillermo Bron(1)

4.1	Articles of Incorporation of United PanAm Financial Corp., as amended(2)

4.2	Bylaws of United PanAm Financial Corp.(3)

4.3	Second Amended and Restated Registration Rights Agreement dated July 26, 2005, among United PanAm Financial Corp., BVG West Corp., and Pan American Financial, L.P.(1)

5.1	Opinion and Consent of Manatt, Phelps & Phillips, LLP*

23.1	Consent of Grobstein, Horwath & Company LLP

23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1 above)*

24	Power of Attorney (set forth on the signature page)

*	To be filed by amendment.
(1)	Previously filed as an exhibit to the Current Report on Form 8-K of United PanAm Financial Corp., a California corporation (the “Company”), filed July 29, 2005, and incorporated herein by this reference.
(2)	Previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, and incorporated herein by this reference.
(3)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-1, and amendments thereto (SEC Registration No. 333-39941), and incorporated herein by this reference.

Item 17.    Undertakings.

(a)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on September 8, 2005.

UNITED PANAM FINANCIAL CORP.

By:	/s/ RAY C. THOUSAND
Ray C. Thousand President and Chief Executive Officer

Each person whose signature appears below appoints Ray C. Thousand and Garland W. Koch, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GUILLERMO BRON Guillermo Bron	Chairman of the Board	September 8, 2005

/s/ RAY C. THOUSAND Ray C. Thousand	Chief Executive Officer, President and Director (Principal Executive Officer)	September 8, 2005

/s/ GARLAND W. KOCH Garland W. Koch	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 8, 2005

/s/ MITCHELL G. LYNN Mitchell G. Lynn	Director	September 8, 2005

/s/ LUIS MAIZEL Luis Maizel	Director	September 8, 2005

/s/ RON R. DUNCANSON Ron R. Duncanson	Director	September 8, 2005

INDEX TO EXHIBITS

1.1	Form of Underwriting Agreement*

2.1	Amended and Restated Agreement and Plan of Merger dated July 26, 2005 by and among United PanAm Financial Corp., a Delaware corporation to be organized by United PanAm Financial Corp., BVG West Corp. and Guillermo Bron(1)

4.1	Articles of Incorporation of United PanAm Financial Corp., as amended(2)

4.2	Bylaws of United PanAm Financial Corp.(3)

4.3	Second Amended and Restated Registration Rights Agreement dated July 26, 2005, among United PanAm Financial Corp., BVG West Corp., and Pan American Financial, L.P.(1)

5.1	Opinion and Consent of Manatt, Phelps & Phillips, LLP*

23.1	Consent of Grobstein, Horwath & Company LLP

23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1 above)*

24	Power of Attorney (set forth on the signature page)

*	To be filed by amendment.
(1)	Previously filed as an exhibit to the Current Report on Form 8-K of United PanAm Financial Corp., a California corporation (the “Company”), filed July 29, 2005, and incorporated herein by this reference.
(2)	Previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, and incorporated herein by this reference.
(3)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-1, and amendments thereto (SEC Registration No. 333-39941), and incorporated herein by this reference.